UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

INREIT Real Estate Investment Trust
(Exact name of registrant as specified in its charter)

North Dakota (State or other jurisdiction of incorporation or organization)	90-0115411 (I.R.S. Employer Identification Number)

216 South Broadway, Suite 202 Minot, North Dakota (Address of principal executive offices)	58701 (Zip Code)
(701) 837-1031
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act: None
Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares of Beneficial Interest
(Title of Class)
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if smaller reporting company)

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NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This Securities Exchange Act of 1934 General Form of Registration of Securities on Form 10 (this “Form 10”) contains certain “forward-looking statements” regarding our plans and objectives, including, among other things, our future financial condition, anticipated capital expenditures, anticipated distributions to our shareholders and other matters. Forward-looking statements are typically identified by the use of terms such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. These statements are only predictions and are not historical facts. Actual events or results may differ materially.
     The forward-looking statements included herein are based on our current expectations, plans, estimates and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Any of the assumptions underlying the forward-looking statements contained herein could be inaccurate and, therefore, we cannot assure investors that the forward-looking statements included in this registration statement will prove to be accurate.
     Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. You are cautioned to not place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this Form 10. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this Form 10 include:
•	the imposition of federal corporate-level income taxes if we fail to qualify as a REIT in any taxable year or we voluntarily decide to no longer operate as a REIT;

•	uncertainties related to the national economy, the real estate industry in general and in our specific markets;

•	legislative or regulatory changes, including changes to laws governing us and our operating partnership;

•	adverse economic or real estate developments in the upper and central Midwest of the United States, specifically in North Dakota;

•	increases in interest rates and operating costs;

•	inability to obtain necessary outside financing;

•	litigation risks;

•	inability to obtain new tenants upon the expiration of existing leases;

•	inability to generate sufficient cash flows due to market conditions, competition, uninsured losses, changes in tax or other applicable laws; and

•	the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.
     The accompanying information contained in this Form 10, including, without limitation, the information set forth under the item “Risk Factors,” identifies important additional factors that could materially adversely affect actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by this foregoing cautionary statement. We caution investors that forward-looking statements are not guarantees and that the actual results could differ materially from those expressed or implied in the forward-looking statements.

ITEM 1. BUSINESS
INREIT Real Estate Investment Trust
     INREIT Real Estate Investment Trust (“we,” or the “trust”) is a North Dakota real estate investment trust formed on December 3, 2002 to invest in a diversified portfolio primarily of commercial properties (such as retail, office and medical) and multi-family dwellings (such as apartment buildings and senior assisted or independent living centers). We currently believe that we qualify, and intend to continue to qualify, as a real estate investment trust (“REIT”) under federal tax law. In general, a REIT is a company that combines the capital of many investors to acquire real estate and/or real estate related assets and meets certain other qualifications. The benefits of a REIT may include the following:
•	Diversified real estate portfolio under professional management;

•	Not subject to federal corporate income taxes on its income that it distributes to its shareholders, which substantially eliminates “double taxation” (i.e., taxation at both the corporate and shareholder levels); and

•	Is required to distribute to its shareholders at least 90% of its annual taxable income.
     In 2006, we held 23 total properties that equaled $56.3 million in total assets. Between 2007 and 2010, we focused extensively on strengthening the multifamily component of our portfolio, acquiring 41 multifamily properties directly or through UPREIT transactions. A majority of these multifamily properties (38 of 41) were located in North Dakota. A description of the UPREIT structure follows below.
By the end of 2010, we had grown to 81 total properties and $344.0 million in total assets, driven primarily by our multifamily acquisition activity. More significantly, our overall property mix shifted from a 19.0% to a 50.5% concentration in multi-family properties over that same time period.
     We do not have any employees. Instead, we rely on our external Advisor (described below) to conduct our day-to-day affairs. From 2007 to 2010, our Advisor’s staff increased in number and expertise, growing from 4 to 7 full-time employees including a president, chief financial officer, property accountant and internal auditor.
     On February 9, 2011, our Board of Trustees approved the Amended and Restated Declaration of Trust (“Amended Declaration of Trust”) and the Amended and Restated Bylaws (“Amended Bylaws”). The Amended Declaration of Trust and Amended Bylaws are subject to shareholder approval, which we intend to have shareholders vote to approve at the next regular meeting of the shareholders. We amended these documents in order to comply with the NASAA REIT guidelines under their Statement of Policy Regarding Real Estate Investment Trusts to assist us if we register our shares under state securities laws. Unless otherwise noted, this Form 10 assumes that the Amended Declaration of Trust and Amended Bylaws will be approved by the shareholders.

Organizational Structure
     The following chart shows the ownership structure of the various entities that are affiliated with us or our advisor.

(1)	The Advisor is owned in part by Mr. Regan (23.8158%) and by Mr. Wieland indirectly through Wieland Investments, LLLP, to which Mr. Wieland serves as the general partner (23.8158%). In addition, Mr. Regan serves as the Chief Executive Officer and Chairman of the Board of the Advisor, and Mr. Wieland serves on the Board of Governors of the Advisor.

(2)	GOLDMARK Property Management, Inc. was co-founded by Messrs. Regan and Wieland, and is owned in part by Mr. Regan and Mr. Wieland. Mr. Regan serves as the Chief Executive Officer and Chairman of the Board of GOLDMARK Property Management, Inc. Mr. Wieland serves as the Vice President of GOLDMARK Property Management, Inc.

(3)	Goldmark Development Corporation was co-founded by Messrs. Regan and Wieland, and is owned in part by Mr. Regan and Mr. Wieland. Mr. Regan serves as the Chief Executive Officer and Chairman of Goldmark Development Corporation. Mr. Wieland serves as the Vice President of Goldmark Development Corporation.

(4)	Goldmark Schlossman Commercial Real Estate Services, Inc. was co-founded by Messrs. Regan and Wieland, and is owned in part by Mr. Regan and Mr. Wieland. Mr. Regan serves as the Chief Executive Officer and Chairman of Goldmark Schlossman. Mr. Wieland serves as the President and Managing Partner of Goldmark Schlossman.

(5)	INREIT Management, LLC serves as both our and our operating partnership’s advisor. The Advisor does not own any of our shares. Messrs. Regan and Wieland each own approximately 0.8% of our shares as of April 15, 2011.

(6)	We control the operating partnership as the general partner, and own approximately 26.53% of the operating partnership as of April 15, 2011. Mr. Regan owned approximately 12.3% and Mr. Wieland owned and had voting power over approximately 9.4% of the operating partnership as of April 15, 2011.

     UPREIT Structure
     We operate as an Umbrella Partnership Real Estate Investment Trust, which is a REIT that holds all or substantially all of its assets through a partnership which the REIT controls as general partner. Therefore, we hold all or substantially all of our assets through our operating partnership INREIT Properties, LLLP. We control the operating partnership as the general partner and own approximately 26.53% of the operating partnership as of April 15, 2011. For purposes of satisfying the asset and income tests for qualification as a REIT for tax purposes, our proportionate shares of the assets and income of our operating partnership will be deemed to be assets and income of the trust.
     We use this Umbrella Partnership Real Estate Investment Trust structure to facilitate acquisitions of commercial real estate properties. A sale of property directly to a REIT is generally a taxable transaction to the property seller. However, in an Umbrella Partnership Real Estate Investment Trust structure, if a property seller exchanges the property with one of its operating partnerships in exchange for limited partnership interests, the seller may defer taxation of gain in such exchange until the seller resells its limited partnership interests or exchanges its limited partnership interests for the REIT’s common stock. By offering the ability to defer taxation, we may gain a competitive advantage in acquiring desired properties over other buyers who cannot offer this benefit. In addition, investing in our operating partnership, rather than directly in the trust, may be more attractive to certain institutional or other investors due to their business or tax structure. If an investor is interested in making a substantial investment in our operating partnership, our structure provides us the flexibility to accommodate different terms for each investment, while applicable tax laws generally restrict a REIT from charging different fee rates among its shareholders. Finally, if our shares become publicly traded, the former property seller may be able to achieve liquidity for his investment in order to pay taxes.
     Operating Partnership
     Our operating partnership, INREIT Properties, LLLP, was formed as a North Dakota limited liability limited partnership on April 25, 2003 to acquire, own and operate properties on our behalf. The operating partnership holds a diversified portfolio of commercial properties and multi-family dwellings located principally in the upper and central Midwest United States.
     As of December 31, 2010, approximately 54.3% of the properties are apartment communities and senior assisted living communities located primarily in North Dakota with others located in Minnesota and Nebraska. Most multi-family dwelling properties are leased to a variety of tenants under short-term leases.
     As of December 31, 2010, approximately 45.7% of the properties were comprised of office, retail and medical commercial property located primarily in North Dakota with others located in Arkansas, Louisiana, Michigan, Mississippi, Minnesota, Nebraska, Texas and Wisconsin. Most commercial properties are leased to a variety of tenants under long-term leases.
     The real estate portfolio consisted of 81 properties containing approximately 3,756 apartments, 209 assisted living units and 1,098,150 square feet of leasable commercial space as of December 31, 2010. The portfolio has a gross book value of approximately $336.7 million, which includes assets held for sale, and book equity, including noncontrolling interests, of approximately $139.7 million as of December 31, 2010.
     Our office is located at 216 South Broadway, Suite 202, Minot, North Dakota 58701. Our telephone number is (701) 837-1031 and we maintain an internet site at www.inreit.com. This reference to our website is not intended to incorporate information found on the website into this Form 10. Our common shares of beneficial interest are currently not traded on a stock exchange.
Our Board of Trustees and Executive Officers
     We operate under the direction of our Board of Trustees, the members of which are accountable to us and our shareholders as fiduciaries. In addition, the Board has a specific fiduciary duty to supervise our relationship with the Advisor, and will evaluate the performance of the Advisor on an annual basis prior to renewing the Advisory

Agreement with the Advisor and evaluate the fees paid to the Advisor. Our Board of Trustees has provided investment guidance for the Advisor to follow, and must approve each investment recommended by the Advisor. Currently, we have twelve members on our board, seven of whom are independent of our Advisor. Our trustees will be elected annually by our shareholders. Although we have executive officers, we do not have any paid employees.
Our Advisor
     Our external Advisor is INREIT Management, LLC, a North Dakota limited liability company formed on November 14, 2002. Our Advisor is responsible for managing our day-to-day affairs and for identifying, acquiring and disposing investments on our behalf. The Advisor is owned in part by Kenneth Regan, a trustee and our Chief Executive Officer, and by James Wieland, also one of our trustees, who owns indirectly through an entity. In addition, Messrs. Regan and Wieland serve on the Board of Governors of the Advisor.
Investment Objectives
     Our primary investment objectives are to:
•	to acquire quality real estate properties or interests in real estate properties that can provide stable cash flow for distribution to our stockholders, preservation of capital and realization of long-term capital appreciation upon the sale of such properties;

•	to offer an investment option in which the value of the common shares is correlated to commercial real estate as an asset class rather than traditional asset classes such as stocks and bonds; and

•	provide a hedge against inflation through use of month-to-month rentals or short-term and long-term lease arrangements with tenants of our rental properties.
     We may change our investment objectives only with the approval of holders of a majority of the outstanding common shares.
Investment Strategy
     Our investment strategy is to primarily acquire and hold a diverse portfolio of
•	commercial real estate properties or portfolios or real estate properties in various sectors, including multi-family residential, senior housing, retail, office, medical and other commercial properties, including restaurants, primarily located in North Dakota and other states located in the United States; and

•	ownership interests in real estate properties in various sectors, including multi-family residential, senior housing, retail, office, medical and other commercial properties located in these markets.
     We anticipate that the majority of our acquisitions will be located in or near metropolitan areas. However, there is no limitation on the geographic areas in which we may acquire targeted investments.
     The Company may acquire portfolios of real estate properties held by individual owners and real estate properties held by funds, including hedge funds. We anticipate such property owners will primarily sell the properties in exchange for limited partnership interests of the operating partnership.
     Even though not part of our current investment strategy, we may acquire and hold other real estate related assets, including debt and equity interests backed by real estate, and short-term investments.
     We may make investments alone or together with other investors, including with affiliates of the Advisor, through holding company structures or joint ventures, real estate partnerships, tenant-in-common deals, REITs or other collective investment vehicles.

Investment Guidance
     Our Board of Trustees has provided investment guidance to the Advisor to direct our investment strategy. Changes to our investment guidance must be approved by our board. The Advisor has been authorized to execute (1) commercial real estate property acquisitions and dispositions and (2) investments in other real estate related assets, in each case so long as such investments are approved by our board. Our Board will at all times have ultimate oversight over our investments and may change from time to time the scope of authority delegated to our Advisor with respect to acquisition and disposition transactions.
     Currently, we intend our real estate investments to be allocated approximately as follows:
•	up to 50% in multi-family and apartment properties;

•	up to 20% in commercial office properties;

•	up to 10% in retail properties;

•	up to 10% in medical properties;

•	up to 10% in industrial properties;

•	up to 5% in restaurant properties;
     Despite our intentions, the actual percentage of our portfolio that is invested in each investment type may fluctuate above or below such levels due to factors such as a large inflow of capital (including from additional capital raises or sales of investments), lack of attractive investment opportunities in an investment type or an increase in anticipated cash requirements (including repayment of outstanding debt obligations or REIT distribution requirements).
Investments in Real Estate Properties
     General
     Our investment guidance provides that we will primarily invest in existing or newly constructed real estate properties and interests in real estate properties in a multiple of sectors, including multi-family residential and senior housing properties, retail, office, medical, industrial, and restaurant properties by acquiring direct ownership or ownership interests through equity interests or other joint venture structures. We may also invest in other real estate property types, including undeveloped land or other development opportunities if the land is acquired for the purpose of producing rental or other operating income and either development or construction is in process or development or construction is planned to commence on the land within one year.
     We anticipate primarily investing in real estate properties with existing rent and expense schedules or newly constructed properties with predictable cash flows or in which a seller agrees to provide certain minimum income levels. We will concentrate our efforts on real estate properties located primarily in North Dakota and in or near metropolitan areas in the United States.
     Multi-Family and Apartment Properties
     We invest and have invested in high quality multifamily and apartment properties that produce rental income and are expected to appreciate in value. These properties are identified on the basis of property-specific characteristics, market characteristics or the potential for establishing entry points for future investment in attractive markets. These properties include conventional multifamily and apartment communities, such as mid-rise, high-rise and garden-style properties. Location, condition, design and amenities are key characteristics for apartment communities.

     Such properties include senior assisted or independent living centers, and may in the future include age-restricted communities. The Fair Housing Act (“FHA”) was enacted in 1968 to prohibit discrimination in the sale, rental and financing of dwellings based on race, color, religion, sex or national origin. In 1988, the FHA was expanded to prohibit discrimination based on familial status, which is commonly referred to as age-based discrimination. However, there are exceptions for housing developments that qualify as housing for older persons. In 1995, Congress enacted The Housing for Older Persons Act (“HOPA”), which set forth the legal requirements for such excepted housing developments. Based on HOPA, there are two types of permissible age-restricted housing communities. The first requires all residents to be 62 years of age or older and the second requires at least 80% of the occupied units to be occupied by at least one person who is 55 years of age or older. Any age-restricted living communities we invest in will comply with HOPA, rules issued by the Secretary of the United States Department of Housing and Urban Development (“HUD”) and any applicable state and local laws. Generally, we have invested in the more common type of age-restricted communities, which are intended and operated for occupancy by persons who are 55 years old or older. For communities limited to residents who are 55 years of age or older, HOPA requires that:
•	at least 80% of the occupied units include at least one person 55 years old or older;

•	the housing community publish and adhere to policies and procedures that demonstrate this required intent; and

•	the housing community comply with rules issued by HUD for verification of occupancy
     If we acquire any age-restricted properties, we would expect the properties to follow an overall strategy designed to attract retired or soon-to-be-retired baby boomers and provide them with active lifestyle opportunities. Generally, these types of age-restricted communities offer easy access to amenities such as golf courses, performance theaters, fitness centers, swimming pools, tennis courts, gaming rooms, internet cafés, club houses, walking and jogging trails, water fronts, concierge services, meal services, housekeeping services, valet parking and security guards. We will also take into account additional amenities such as close proximity to retail stores, restaurants, nature parks and public transportation when seeking to invest in an age-restricted community.
     Other Properties
     We invest and have invested in high quality retail, medical, office and industrial properties that produce rental income and are expected to appreciate in value. These properties are identified on the basis of property-specific characteristics, market characteristics or the potential for establishing entry points for future investment in attractive markets. Location, condition, design and amenities are key characteristics for such property types.
Investments in Real Estate Related Assets
     Our guidelines provide that we may invest in real estate related assets. These assets include securities of other companies engaged in real estate activities, mortgage-backed securities and conventional mortgage loans. However, to date, our investment in such assets have been nominal, and we don’t expect to increase such investments in the near future.
     Securities of Companies Engaged in Real Estate Activities
     We may invest in equity securities of companies engaged in real estate activities, subject to our compliance with the percentage of ownership limitations and gross income and asset requirements for REIT qualification. Companies engaged in real estate activities may include other REITs that either own properties or make construction or mortgage loans; real estate developers; entities with substantial real estate holdings such as limited partnerships, funds and other commingled investment vehicles; and other companies whose products and services are related to the real estate industry, such as building supply manufacturers, mortgage lenders or mortgage servicing companies. We may acquire all or substantially all of the securities or assets of companies engaged in real estate activities where such investment would be consistent with our investment policies and our status as a REIT. We may also acquire exchange traded funds, or ETFs, and mutual funds focused on REITs and real estate companies. In any event, we do not intend that our investments in securities will require us to register as an investment company under the Investment Company Act, and we intend to divest appropriate securities before any such registration would be required.
     Mortgage-Backed Securities
     We may invest in credit rated mortgage-backed securities and other mortgage-related or asset-backed instruments, including commercial mortgage-backed securities, mortgage-backed securities issued or guaranteed by agencies or instrumentalities of the U.S. government, non-agency mortgage instruments and collateralized mortgage obligations that are fully collateralized by a portfolio of mortgages or mortgage-related securities to the extent consistent with the requirements for our qualification as a REIT. Mortgage-backed securities are instruments that directly or indirectly represent a participation in, or are secured by and payable from, one or more mortgage loans secured by real estate. Mortgage-backed securities generally distribute principal and interest payments on the mortgages to investors. Interest rates on these instruments can be fixed or variable. We currently do not intend to invest in mortgage-backed securities, including residual interests, that are not credit rated. However, we are not prohibited from making such investments if they are in compliance with our investment guidelines.
     Mortgage Loans
     We may invest in mortgages consistent with the requirements for qualification as a REIT. We may originate or acquire interests in mortgage loans on the same types of commercial properties we might otherwise acquire. Interest rates on these mortgage loans may be fixed or variable. They will generally be first mortgage loans on existing income-producing properties, with first priority liens on the properties. These loans may provide for payments of principal and interest or may provide for interest-only payments with a balloon payment at maturity.
     We may make mortgage loans that permit us to participate in the revenues from or appreciation of the underlying property consistent with the rules applicable to qualification as a REIT. These participations will let us receive additional interest, usually calculated as a percentage of the gross income the borrower receives from operating, selling or refinancing the property above cost. We may also receive an option to buy an interest in the property securing the participating loan.
Investments in Cash, Cash Equivalents and Other Short-Term Investments
     We may invest in cash, cash equivalents and other short-term investments. Consistent with the rules applicable to qualification as a REIT, such investments may include investments in the following:
•	money market instruments;

•	short-term debt instruments, such as commercial paper, certificates of deposit, bankers’ acceptances, repurchase agreements, interest-bearing time deposits and corporate debt securities;

•	corporate asset-backed securities; and

•	U.S. government or government agency securities.
However, to date, our investment in such assets have been nominal, and we don’t expect to increase such investments in the near future.
Investment Acquisitions
     The Advisor has the authority, on our behalf, to acquire commercial real estate property, interests in real estate properties and real estate related assets that meet the requirements of our investment guidelines and as approved by our Board of Trustees or our Executive Committee for transactions that occur between meetings of the Board of Trustees. The Advisor may not make such investment decisions without the prior approval of our Board.

The Board, in its investment decisions, will take into consideration certain factors regarding each investment and its financial condition, including the following:
•	existing investments in our portfolio to achieve and maintain diversity by property type, geography and industry of the tenants;

•	existing cash flow and expense schedules and/or income-producing capacity;

•	credit quality of existing tenants and the potential for future rent increases;

•	competition for quality tenants from similar properties in geographical area;

•	opportunities for capital appreciation based on operating expense reductions, improvements to the property and other factors;

•	expected return upon future sale of the property;

•	REIT qualification requirements;

•	liquidity and tax considerations; and

•	additional factors considered important to meeting our investment objectives.
     Although the number and mix of properties and asset types acquired and maintained will depend upon many factors, including the amount of financing we obtain from lenders on favorable terms, real estate and market conditions, the Advisor will attempt to identify and the Board will attempt to acquire and maintain a diversified portfolio of real estate properties and real estate related assets in terms of type of property, industry of tenants and location.
     Identification of Investment Opportunities
     The Advisor seeks to identify investment opportunities through its network of historical relationships in the commercial real estate industries, such as property owners, developers, real estate brokers, investment bankers, trade organizations, banks, attorneys, accountants, appraisers, architects and other real estate related service providers.
     Due Diligence
     Prior to acquiring a real estate property or real estate related asset, the Advisor will conduct an extensive due diligence review of the property or asset, including taking the following actions or obtaining the following reports as the Advisor deems advisable:
•	conducting a long-term viability and fair value analysis;

•	conducting an inspection of the property and surrounding area;

•	obtaining an assessment of market area demographics;

•	obtaining surveys of the property;

•	obtaining evidence of marketable or indefeasible title subject to such liens and encumbrances as are acceptable to our Advisor;

•	obtaining financial statements covering recent operations of properties with operating histories;

•	obtaining title and liability insurance policies;

•	obtaining an independent engineering report of the property’s mechanical, electrical and structural integrity;

•	evaluating the existing property leases relating to the property;

•	evaluating both the current and potential alternative uses of the property; and

•	obtaining an independent Phase I environmental site assessment.
     Acquisition of Properties from Affiliates
     We may acquire properties or interests in properties from, or in co-ownership arrangements with, the Advisor, affiliates of the Advisor and our trustees. We will not acquire any property from the Advisor, an affiliate of the Advisor or a trustee unless a majority of our trustees disinterested in the transaction (including a majority of our independent trustees) determines that the transaction is fair and reasonable to us. The purchase price for any property we acquire from the Advisor, an affiliate of the Advisor or trustee can be no greater than the cost of the property to the Advisor, an affiliate of the Advisor or trustee, unless there is substantial and reasonable justification for such higher price, but in no event can it exceed the current appraised value of the property.
     Joint Venture Investments
     We may enter into joint ventures, general partnerships, co-tenancies and other participation arrangements with one or more institutions or individuals, including real estate developers, operators, owners, investors and others, some of whom may be affiliates of the Advisor or a trustee, for the purpose of acquiring, developing, owning and managing one or more commercial real estate properties. In determining whether to recommend a particular joint venture, the Advisor will evaluate the real property that such joint venture owns or is being formed to own under the same criteria used for the selection of our real property investments.
     We may enter into joint ventures with affiliates of the Advisor or a trustee for the acquisition of commercial real estate properties, but only provided that:
•	a majority of our trustees disinterested in the transaction (including a majority of our independent trustees) approves the transaction as being fair and reasonable to us;

•	there are no duplicate property management or other fees;

•	the investment by each entity is on substantially the same terms and conditions and

•	we have the right of first refusal if the affiliate wishes to sell its interest in the property held in such joint venture.
     Real Property Ownership
     Our investments in commercial real estate properties generally take the form of holding fee title or a long-term leasehold estate. We may acquire such interests either (1) directly through our operating partnership or (2) indirectly through taxable REIT subsidiaries, wholly owned limited liability companies or through investments in joint ventures, partnerships, limited liability companies, co-tenancies or other co-ownership arrangements with the developers of the real properties, affiliates of the Advisor or a trustee or other entities. We may also purchase properties and lease them back to the sellers of such properties.
     We may also obtain options to acquire commercial real estate properties. The amount paid for an option is normally nonrefundable if the property is not purchased before the option expires and may or may not be credited against the purchase price if the property is purchased.

     Reserves
     When we acquire a property, the Advisor generally prepares a capital plan, if appropriate, that contemplates the estimated capital needs of that property, such as operating expenses, costs of refurbishment or other major capital expenditures. The capital plan will also provide the anticipated sources of necessary capital, which may include a line of credit, mortgage loan or other loan relating to the property; operating cash generated by the property; additional equity investments from us or joint venture partners; or, when necessary, capital reserves. Any capital reserve would be established from the proceeds from sales of other investments, operating cash generated by investments or other cash on hand. In some cases, a lender may require us to establish capital reserves for a particular property. The capital plan for each property will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.
     Tenant Creditworthiness
     We intend to lease our properties to creditworthy tenants. The Advisor will utilize national credit rating agencies to assist in its determination of a tenant’s creditworthiness. If public data is not available on the tenant, the Advisor and its management will rely on their experience and their own credit analysis to make such determination.
Investment Portfolio Monitoring Responsibilities
     The Advisor will be responsible to continuously monitor the performance of our investment portfolio in accordance with the original projections and investment thesis of each investment as well as our investment objectives as a whole. The Advisor will be responsible for gathering at least quarterly financial data as well as any key operating changes in the portfolio investments. These periodic updates and any actions the Advisor anticipates taking in connection with such updates will be presented to the Board of Trustees quarterly.
Investment Limitations
     Currently, we do not anticipate investing in the following investments:
•	Real estate contracts of sale, also known as land sale contracts, unless such contracts are in recordable form and appropriately recorded in the chain of title;

•	Mortgage loans that are subordinate to any mortgage or equity interest of any of our executive officers, trustees, Advisor or its affiliates;

•	A mortgage loan, including construction loan, if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 85% of the appraised value of such property, unless we find substantial justification due to the presence of other underwriting criteria;

•	Mortgage loans unless an appraisal is obtained concerning the underlying property except for loans insured or guaranteed by a government or governmental agency;

•	Not more than 10% of our total assets in unimproved/undeveloped land which was acquired for any purpose other than of producing rental or other operating income and either no development or construction is in process or no development or construction is planned to commence on the land within one year;

•	Commodities or commodity future contracts, except for interest rate futures contracts used solely for purposes of hedging against changes in interest rates;

•	any investment that is inconsistent with our investment objectives of qualifying and remaining qualified as a REIT, unless our Board determines that REIT qualification is not in our best interest; or

•	investments whereby we would be deemed an investment company required to register under the Investment Company Act.

     In addition, we do not plan on the following activities:
•	issue redeemable equity securities (except that we may redeem shares under our redemption plan);

•	issue debt securities unless the historical debt service coverage is sufficient to properly service the higher level of debt;

•	issue our shares on a deferred payment basis or other similar arrangement;

•	engage in trading, as opposed to investment, activities; or

•	engage in underwriting of securities issued by others.
Leverage and Financing
     We may use leverage to provide additional funds to support our investment activities, and are not restricted in the form of indebtedness we may incur. In addition, we may assume existing debt or refinance such existing debt on the properties we acquire. We may leverage our portfolio by assuming or incurring secured or unsecured asset debt or operating partnership debt. Asset debt includes mortgage loans secured by properties, and operating partnership debt includes lines of credit. Lines of credit may be used to fund acquisitions, debt service, REIT distributions, working capital needs or for any other corporate purpose. Currently, we intend to use our lines of credit to fund acquisitions, and anticipate that our working capital needs and REIT distributions will be funded from our operations. The maximum amount of leverage in relation to our net assets shall not exceed 300%. Fair market value may be determined by an internal or independent certified appraiser and in a similar manner as the fair market determination at the time of purchase.
     Our Board of Trustees may from time to time determine our leverage policy in light of then-current economic conditions, relative costs of debt and equity capital, fair values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. Our actual leverage may be higher or lower than our target leverage depending on a number of factors, including the availability of attractive investment and disposition opportunities, inflows and outflows of capital and increases and decreases in the value of our portfolio.
     Our Board of Trustees will review our outstanding leverage at least quarterly to ensure that the amount of leverage is reasonable in relation to our net assets. The maximum amount of leverage we can incur is 300% of our net assets. Net assets are our total assets (other than intangibles), valued at cost prior to deducting depreciation and amortization, reserves for bad debts and other non-cash reserves, less total liabilities. However, we may temporarily borrow in excess of this amount if such excess is approved by our Board and is disclosed in our next shareholder report along with justification for such excess. In such event, we will review our leverage level at that time and take action to reduce any such excess as soon as practicable.
     We do not intend to obtain loans from any of our trustees, the Advisor, and any of its affiliates unless such loan is approved by a majority of our trustees disinterested in the transaction (including a majority of our independent trustees) as fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.
Investment Dispositions and Resales
     The Advisor will advise the Board when a particular real estate property or real estate related asset should be sold or otherwise disposed of after considering relevant factors, including performance or projected performance of the property or asset, prevailing market conditions, REIT requirements and restrictions, and the need for capital. We anticipate that we will hold most of our commercial real estate properties long-term. We do not intend to buy and sell our properties for the purpose of realizing short-term profits.

     While it is our intention to hold each property we acquire, circumstances might arise which could result in the early sale of some properties. A property may be sold if:
•	there exists an opportunity to enhance overall investment returns by raising capital through sale of the property and reinvesting the proceeds in other properties;

•	there exist diversification benefits associated with disposing of the property and rebalancing our real estate portfolio;

•	there exists a need to generate liquidity to make distributions to our shareholders or for working capital;

•	in the judgment of the Advisor, the value of the property might decline;

•	an opportunity has arisen to pursue a more attractive property investment;

•	the property was acquired as part of a portfolio acquisition and does not meet our investment guidelines; or

•	in the judgment of the Advisor, the sale of the property is in our best interests.
     We intend to reinvest any sale proceeds except to the extent that we need such funds to pay operating expenses, distributions to our shareholders to maintain our qualification as a REIT, mortgage loans secured by such property, costs for the maintenance or repair of other properties or other obligations.
     When appropriate to minimize our tax liabilities, we may structure the sale of a property as a “like-kind exchange” under the federal income tax laws so that we may acquire qualifying like-kind replacement property meeting our investment objectives while deterring recognition of all or part of any taxable gain on the sale.
     In connection with a sale of a property, our general preference is to obtain an all-cash sale price. However, we may take a purchase money obligation secured by a mortgage on the property as partial payment. There are no limitations or restrictions on our taking such purchase money obligations. The terms of payment upon sale will be affected by custom in the area in which the property being sold is located and the then prevailing economic conditions. To the extent we receive notes, securities or other property instead of cash from sales, such proceeds, other than any interest payable on such proceeds, will not be included in net sale proceeds available for distribution until and to the extent the notes or other property are actually paid, sold, refinanced or otherwise disposed of. Thus, the distribution of the proceeds of a sale to our shareholders, to the extent contemplated by our Board of Trustees, may be delayed until such time. In such cases, we will receive payments in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years.
     Disposition of Properties to Affiliates
     The Advisor, an affiliate of the Advisor or a trustee may purchase or lease assets from us if a majority of our trustees disinterested in the transaction (including a majority of our independent trustees) determine that the transaction is fair, competitive and commercially reasonable to us.
Valuation of Portfolio Investments
     When valuing our operating partnership’s real estate properties, other real estate related assets and its liabilities, the objective is to produce valuations that represent a fair and accurate estimate of the fair value of our investments or the price that would be received for our investments in an orderly transaction between market participants. The valuation methods are largely based upon standard industry practices used by private real estate funds.
     While the valuation methods are flexible enough to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), a more accurate valuation could be obtained by using different assumptions. In these unusual circumstances, the Advisor may discuss different valuation methods to be used to value our investments.
     The Advisor will provide our Board of Trustees with periodic valuation reports. In its discretion, our Board of Trustees has the right to engage independent valuation experts to confirm the valuation of our investments.
     Our Advisor will review the valuation methods used with our Board at least annually. Any changes to the valuation methods used will require consent by our Board of Trustees.
     Net Asset Value
     The Advisor will calculate our net asset value from time to time as is necessary or required by subtracting our liabilities, including the estimated management fees and other expenses attributable to our operations, from our assets, which will consist almost entirely of the value of our interests in our operating partnership. The aggregate value of our operating partnership is equal to the fair value of our operating partnership’s assets minus the fair value of its liabilities (including its debt, any declared and accrued but unpaid distributions and the expenses attributable to its operations).
     Valuation of Commercial Real Estate Properties
     Commercial Real Estate Properties. Real estate properties will initially be valued at cost, which equals the purchase price plus all related acquisition costs and expenses, including legal fees and closing costs. In connection with the acquisition of multiple properties, acquisition costs and expenses will be allocated among the properties pro rata based on each property’s relative value to the whole transaction. Thereafter, each property may be valued by an independent appraiser in accordance with the Uniform Standards of Professional Appraisal Practice.
     Commercial Real Estate Properties Held Through Joint Ventures. Investments in joint ventures that hold commercial real estate properties will be valued by the Advisor in a manner which is consistent with the guidelines described above for commercial real estate properties. Once the value of a property held by the joint venture is determined pursuant to such guidelines, the value of our interest in the joint venture would then be determined by applying the distribution provisions of the applicable joint venture agreement to the value of the underlying property held by the joint venture.
     Off-Cycle Valuations. Commercial real estate properties and joint ventures may be valued more frequently if the Advisor believes that the value of a commercial real estate property or joint venture has changed materially since the most recent valuation. For example, an unexpected termination or renewal of a material lease, a material change in vacancies or an unanticipated structural or environmental event at a property may cause the value of a commercial real estate property to change materially. In general, we expect that an off-cycle valuation will be performed as soon as possible after a determination by the Advisor that a material change has occurred and the financial effects of such change are quantifiable.
     Valuation of Real Estate Related Assets
     Real estate related assets will be valued by the Advisor upon acquisition and periodically thereafter as appropriate. Off-cycle valuations of real estate related assets may be conducted if the Advisor believes the value of the applicable asset has changed materially since the most recent valuation. In addition, our Board of Trustees may, from time to time, retain independent valuation experts to assist with the valuation of real estate related assets.
     Publicly Traded Real Estate Related Securities. Publicly traded debt and equity real estate related securities that are not restricted as to saleability or transferability will be valued on the basis of information provided by third party pricing vendors. Generally, such securities will be valued at the price of the last trade executed before closing on the valuation day or, in the absence of such trade, the last “bid” price. The value of publicly traded equity and debt real estate related securities that are restricted as to saleability or transferability may be adjusted for a liquidity discount. In determining the amount of such discount, consideration will be given to the nature and length of such restriction and the relative volatility of the market price of the security.
     Private Real Estate Related Securities. Investments in privately placed, illiquid securities of real estate related operating businesses (other than joint ventures), such as real estate development or management companies, will initially be valued at cost, which equals the purchase price plus all related acquisition costs and expenses, including legal fees and closing costs. Thereafter, the securities will be valued at fair value as determined in good faith. In evaluating the fair value of our interests in certain commingled investment vehicles (such as private real estate funds), values periodically assigned to such interests by the respective issuers or broker-dealers may be relied upon.
     Private Mortgage Loans. Mortgages will initially be valued at our acquisition cost and may be marked-to-market periodically, with principal and interest payments discounted to their present value using a discount rate based on current market rates. In addition, variable interest rate debt may be marked-to-market in the event that the market interest rate spreads change for comparable indebtedness. Furthermore, the valuations of participating mortgages may reflect the changes in value of the underlying real estate, with anticipated sale proceeds (estimated cash flows) discounted to their present value using a discount rate based on current market rates.
     Valuation of Liquid Non-Real Estate Related Assets. Liquid non-real estate related assets include credit rated government and corporate debt securities, publicly traded equity securities and cash and cash equivalents. Liquid non-real estate related assets will be valued periodically based on information provided by third party pricing vendors.
     Valuation of Our Liabilities
     The Advisor will estimate the value of our liabilities on a fair value basis using widely accepted methodologies specific to each type of liability. We expect that our liabilities will include the management fee payable to our Advisor, debt, accounts payable, accrued operating expenses and other liabilities.
     Long-term liabilities, such as mortgage loans, will be valued at fair value. Short-term liabilities will be valued at face or carrying balance. Such fair value determinations will be based on, among other things, anticipated settlement date, underlying security, collateral, credit risk and the difference between contractual and current market terms.
     For short-term loans (less than one year), short-term accounts payable and operating expenses, including the management fee, we will assume that the fair value will be the cost. For long-term loans and other liabilities, we intend to use an income-based approach, based on estimated future cash flows discounted over the remaining term to maturity.
Competition
     Our properties are all located in areas that include highly competitive properties. The number of competitive properties in a particular area could have a material adverse effect on both our ability to lease space at any of our properties or at newly acquired (or developed) properties, and the amount of rent we can charge at our properties. We compete with many property owners, such as corporations, limited partnerships, individual owners, other real estate investment trusts, insurance companies and pension funds.
     Many of our competitors have greater financial and other resources than us and may have substantially more operating experience than either us or our Advisor. Generally, there are other neighborhood and community retail centers and other similar commercial properties within relatively close proximity to each of our properties. Regarding our retail properties, in addition to competitor retail properties, our tenants face increasing competition from outlet malls, internet shopping websites, discount shopping clubs, catalog companies, direct mail and telemarketing.

Insurance
     We believe that we have property damage, fire loss and liability insurance with reputable, commercially rated companies. We also believe that our insurance policies contain commercially reasonable deductibles and limits, adequate to cover our properties. We expect to maintain such insurance coverage and to obtain similar coverage with respect to any additional properties we acquire in the near future. Further, we have title insurance relating to our properties in an aggregate amount which we believe to be adequate.
Employees
     We have no employees and are not self-managed. Our operations are managed by our Advisor, INREIT Management, LLC, which is owned in part by both Kenneth Regan, a trustee and our Chief Executive Officer, and by James Wieland, one of our trustees, whose ownership is held indirectly through an entity
Material Federal Income Tax Considerations
CIRCULAR 230 NOTICE. THIS NOTICE IS BASED ON U.S. TREASURY REGULATIONS GOVERNING PRACTICE BEFORE THE INTERNAL REVENUE SERVICE: (1) ANY FEDERAL INCOME TAX ADVICE CONTAINED IN THIS FORM 10 OR IN EXHIBITS TO IT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY INVESTOR FOR THE PURPOSE OF AVOIDING FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON THE INVESTOR; (2) ANY SUCH ADVICE IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS DESCRIBED IN THIS FORM 10 (OR IN ANY EXHIBITS TO IT); AND (3) EACH INVESTOR SHOULD SEEK ADVICE BASED ON THE INVESTOR’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
     General
     The following summarizes the material United States federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common shares. For purposes of this section under the heading “Material United States Federal Income Tax Considerations,” references to “the company,” “we,” “our,” and “us” mean only INREIT Real Estate Investment Trust and not any subsidiaries or other lower-tier entities, except as otherwise indicated. You are urged both to review the following discussion and to consult your tax advisor to determine the effect of the ownership and disposition of our shares on your individual tax situation, including any state, local or non-U.S. tax consequences.
     This summary is based upon the Internal Revenue Code of 1986 (the “Code”), the Treasury regulations promulgated by the U.S. Treasury Department (the “Treasury Regulations”), current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings, which are binding on the Internal Revenue Service (the “IRS”) only with respect to the particular taxpayers who requested and received the rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We cannot assure you that the IRS would not assert, or that a court would not sustain, a position contrary to any of the material federal income tax consequences described in this summary. No advance ruling has been, or will be, sought from the IRS regarding any matter discussed in this summary. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or particular tax circumstances, or to shareholders subject to special tax rules, such as financial institutions, insurance companies, and broker-dealers.
     This summary assumes that shareholders will hold our common shares as capital assets within the meaning of Code Section 1221.
     This summary of material federal income tax considerations relates only to U.S. Shareholders. A “U.S. Shareholder” means a holder of our common shares who is: (a) an individual citizen or resident of the United States, (b) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Shareholders who are not U.S. Shareholders should consult their own tax advisors regarding the tax consequences to them of the purchase, ownership, and sale of our common shares.
     THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON SHARES DEPENDS, IN SOME INSTANCES, ON DETERMINATIONS OF FACT AND ON INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE FEDERAL INCOME TAX CONSEQUENCES OF HOLDING OUR COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON SHARES.
     Taxation of the Trust
     We elected to be treated as a REIT under Code Section 856 through Section 860 for federal income tax purposes commencing with our taxable year ended December 31, 2003. You, however, should note that we cannot assure you that the IRS will not successfully challenge our status as a REIT. We determined that we qualified to be taxed as a REIT based on an internal review of our assets, income and operations and consultations with our independent accountants.
     Moreover, our qualification for taxation as a REIT depends on our ability to meet the various qualification tests imposed by the Code that are discussed below. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results. While we expect to satisfy these tests, and will use our best efforts to do so, we cannot assure you that the continued actual results of our operations for any particular year will satisfy these requirements. We also cannot assure you that the applicable law will not change and adversely affect us and our shareholders. The consequences of failing to be taxed as a REIT are summarized in the “—Failure to Qualify as a REIT” section below. We will review internally our assets, income and operations, as well as consult with our independent accountants from time to time, to monitor our continued qualification to be taxed as a REIT.
     The following is a summary of the material federal income tax considerations affecting us as a REIT and our shareholders.
     Taxation of REITs in General
     As indicated above, our qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, various qualification requirements that the Code imposes on REITs. The material qualification requirements are summarized under “—Requirements for Qualification as a REIT” below. While we intend to operate so that we qualify as a REIT, we cannot assure you that the IRS will not challenge our qualification as a REIT or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify as a REIT” below.
     If we qualify as a REIT, we, in general, will not be subject to U.S. federal corporate income tax on our net income that we distribute each year to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that, in general, results from owning stock in a corporation.
     If we qualify as a REIT though, we will be subject to U.S. federal tax in the following circumstances:
•	We will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be subject to the alternative minimum tax.

•	If we have net income from prohibited transactions, such income will be subject to a 100% tax. “Prohibited transactions” are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, rather than for investment, other than foreclosure property. See “—Prohibited Transactions” and “—Foreclosure Property” below.
•	If we have net income from the sale or disposition of “foreclosure property,” as described below, that is held primarily for sale in the ordinary course of business or other nonqualifying income from foreclosure property, we will be subject to corporate tax on such income at the highest applicable rate (currently 35%).

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, each as discussed below, but still maintain our qualification as a REIT because we meet other requirements, we will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which we fail the 95% gross income test, multiplied by (b) a fraction intended to reflect our profitability.

•	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure by a de minimis amount of the 5% or 10% asset tests, each as described below, but our failure is due to reasonable cause and not willful neglect, and we still maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or 35% of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•	If we fail to satisfy any other REIT qualification requirements (other than a gross income or an asset test requirement) and the failure is due to reasonable cause and not willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each failure.

•	If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (1) the amounts that we actually distribute (taking into account excess distributions from prior years) and (2) retained amounts on which we pay U.S. federal corporate income tax.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements that are intended to monitor our compliance with rules relating to the composition of our shareholders, as described in “—Requirements for Qualification as a REIT” below.

•	If we acquire appreciated assets from a C corporation (i.e., a corporation that is subject to corporate federal income tax) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation and if we subsequently recognize gain on a disposition of any such asset during the ten-year period following the acquisition, we will be subject to tax at the then-applicable highest regular corporate rate on the lesser of (i) the amount of gain that we would have recognized if we had sold the asset when we acquired it (i.e., the built-in appreciation at the acquisition) and (ii) the amount of gain that we recognize when we dispose of the asset. The results described in this paragraph assume that the non-REIT corporation will not elect to be subject to an immediate tax when we acquire the assets.

•	We may elect to retain and to pay income tax on our net long-term capital gain. In that case, a shareholder would include the shareholder’s proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the shareholder) in the shareholder’s taxable income, would be deemed to have paid the shareholder’s proportionate share the tax that we paid on the gain, would be allowed a credit for the shareholder’s proportionate share of the tax deemed to have been paid, and would increase the shareholder’s basis in our common shares.

•	We may have subsidiaries or own interests in other lower-tier entities that are C corporations, the earnings of which would be subject to U.S. federal corporate income tax.

          In addition, we and our lower-tier entities in which we own interests may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and non-U.S. income, franchise, property, and other taxes on assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.
          In general, net operating losses, foreign tax credits, and other tax attributes of a REIT do not pass through to the shareholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs.
          Requirements for Qualification as a REIT
     Organizational Requirements
          To maintain our REIT qualification, we must meet the following organizational criteria:
•	We must be organized as a domestic entity that, if we did not maintain our REIT status, would be taxable as a regular corporation;

•	We cannot be a financial institution or an insurance company;

•	We must be managed by one or more trustees or directors;

•	Our taxable year must be a calendar year;

•	Our beneficial ownership must be evidenced by transferable shares;

•	Our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months;

•	Not more than 50% of the value of our shares of capital stock may be held, directly or indirectly, applying certain constructive ownership rules, by five or fewer individuals at any time during the last half of each of our taxable years; and

•	We must elect to be taxed as a REIT and satisfy certain filing and other administrative requirements.
          To protect against violations of these requirements, our Amended Declaration of Trust contains restrictions on transfers of our shares, as well as provisions that automatically transfer shares to a charitable trust to the extent that the ownership would exceed the aggregate share ownership level. There is no assurance, however, that these restrictions will in all cases prevent us from failing to satisfy the share ownership requirements described above. We believe these restrictions do not cause our common shares to be nontransferable within the meaning of Code Section 856(a)(2).
          We are required to maintain records disclosing the actual ownership of common shares to monitor our compliance with the share ownership requirements. To do so, we may demand written statements each year from the record holders of certain percentages of shares in which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records. Shareholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing the actual ownership of the shares and certain other information.
          We believe we have satisfied, and we expect to continue to satisfy, each of the requirements discussed above. We also believe that we have satisfied, and we expect to continue to satisfy, the requirements that are separately described below concerning the nature and amounts of our income and assets and the levels of required annual distributions.

     Operational Requirements—Gross Income Tests
          To qualify as a REIT, we must satisfy two gross income tests each year. First, at least 75% of our gross income for each taxable year, excluding gross income from prohibited transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as “qualified temporary investment income,” which is described below. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from sources of income that qualify under the 75% gross income test and other dividends, interest, gain from the sale or disposition of stock or securities, and certain other categories of income.
          Rents will qualify as “rents from real property” in satisfying the gross income tests only if several conditions are met, including the following:
•	The rent must not be based in whole or in part on the income or profits of any person. An amount will not be disqualified, however, solely by being based on a fixed percentage or percentages of receipts or sales or, if it is based on the net income or profits of a lessee that derives substantially all of its income with respect to such property from the subleasing of substantially all of such property, to the extent that the rents paid by the sublessees would qualify as rents from real property, if earned directly by us.
•	If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as rents from real property if it exceeds 15% of the total rent received under the lease.
•	For rents received to qualify as rents from real property, in general, we must not operate or manage the property or furnish or render certain services to the lessees of the property, other than through either (i) an “independent contractor,” as defined in the Code, who is adequately compensated and from which we derive or receive no income or (ii) a taxable REIT subsidiary. We, however, may perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and otherwise are not considered rendered to the occupant of the property. In addition, we may provide, directly or indirectly, noncustomary services to lessees of our properties without disqualifying all of the rents from the property if the gross income from such services does not exceed 1% of the total gross income from the property. In such case, only the amounts for noncustomary services are not treated as rents from real property and the provision of the services does not disqualify all of the rents from treatment as rents from real property. For purposes of this test, the gross income received from such noncustomary services is deemed to be at least 150% of the direct cost of providing the services.
•	Rental income will not qualify as rents from real property if we own, directly or indirectly (through application of certain constructive ownership rules), (1) in the case of any lessee that is a corporation, stock of such corporation that possesses 10% or more of either (i) the total combined voting power of all classes of stock entitled to vote or (ii) the total value of shares of all classes of stock or (2) in the case of any lessee that is not a corporation, an interest of 10% or more in the assets or net profits of such lessee. Rental payments from a taxable REIT subsidiary, however, will qualify as rents from real property even if we own more than 10% of the total value or combined voting power of the taxable REIT subsidiary if (a) at least 90% of the property is leased to unrelated lessees and the rent that the taxable REIT subsidiary pays is substantially comparable to the rent the unrelated lessees pay for comparable space or (b) the property is a “qualified lodging facility” or a “qualified health care facility” and certain additional requirements are satisfied.
          Unless we determine that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by us in the taxable year, will not jeopardize our status as a REIT, we do not intend to:
•	charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of the rent’s being based on a fixed percentage or percentages of receipts or sales, as described above;

•	rent any property to a related-party lessee, including a taxable REIT subsidiary, unless the rent from the lease to the taxable REIT subsidiary would qualify for an exception from the related-party lessee rule;
•	derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or
•	directly perform services considered to be noncustomary or rendered to the occupant of the property unless the amount we receive or accrue (directly or indirectly) for performing such services for any taxable year will not exceed 1% of all amounts that we receive or accrue during such year with respect to the property.
          Distributions from a taxable REIT subsidiary or other corporations that are not REITs or qualified REIT subsidiaries will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions, in general, will be qualifying income for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and the 75% gross income tests.
          Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan that is outstanding during a taxable year exceeds the fair value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other property, and our income from the loan will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. If a loan is not secured by real property or is undersecured, the income that it generates may qualify for purposes of the 95% gross income test.
          Qualified temporary investment income is income that is attributable to temporary investments in stock and debt securities of new capital proceeds from stock issuances (other than pursuant to our dividend reinvestment plan) and public debt offerings and that is received in the one-year period beginning on the date we receive new capital. We will attempt to track investments of new capital to be able to confirm the amount of our qualified temporary investment income.
          To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, income attributable to the participation feature will be treated as gain from sale of the underlying property, which, in general, will be qualifying income for purposes of both the 75% and the 95% gross income tests. The REIT requirements relating to mortgages make it difficult for us to invest in certain mezzanine loans that are secured by a pledge of equity in an entity holding real estate (as compared to a mortgage in the underlying real property) and in certain mortgage-backed securities.
          If we fail to satisfy one or both of the 75% and the 95% gross income tests for any taxable year, we still may qualify as a REIT for the year if we can qualify for relief under applicable provisions of the Code. These relief provisions, in general, will be available if our failure to meet a gross income test was due to reasonable cause and not willful neglect and, after identifying the failure, we file, in accordance with the Treasury Regulations, a schedule for the tax year that describes each item of our gross income that satisfies one or both of the gross income tests. We cannot assure you that we will be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions would not apply, we would not continue to qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even if these relief provisions would apply, the profit that would be attributable to the amount by which we fail to satisfy the particular gross income test would be subject to federal income tax.
     Operational Requirements—Asset Tests
          At the close of each calendar quarter, we also must satisfy a series of tests relating to the nature of our assets:

•	At least 75% of the value of our total assets must be represented by “real estate assets,” cash, cash items, and U.S. government securities. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other REITs, certain kinds of mortgage-backed securities, and mortgage loans, and, under some circumstances, stock or debt instruments purchased with new capital. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.
•	No more than 25% of the value of our assets may be represented by securities that do not satisfy the 75% test.
•	The value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets.
•	We may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value.
•	The aggregate value of all securities of taxable REIT subsidiaries held by us may not exceed 25% of the value of our gross assets.
          The 5% and 10% asset tests do not apply to securities of taxable REIT subsidiaries, qualified REIT subsidiaries, or securities that are “real estate assets” for purposes of the 75% gross asset test described above. The 10% value test does not apply to certain “straight debt” and certain other excluded securities, including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property, and any security issued by a REIT. In addition: (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.
          After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities during a quarter, we may cure the failure by disposing of the nonqualifying assets within 30 days after the close of that quarter.
          If we fail the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, to cure the failure, we may dispose of sufficient assets, or otherwise satisfy the requirements of such asset tests, within six months after the last day of the quarter in which we identify the failure, provided that the nonpermitted assets do not exceed the lesser of (i) 1% of the total value of our assets at the end of the relevant quarter and (ii) $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of this amount, if the failure was due to reasonable cause and not willful neglect and, after identifying the failure, we file, in accordance with the Treasury Regulations, a schedule that describes each asset that caused the failure, we may avoid disqualification as a REIT, after the 30-day cure period, by taking steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which we identified the failure to satisfy the REIT asset tests, including the disposition of sufficient assets to meet the REIT asset tests and paying a tax equal to the greater of (i) $50,000 and (ii) 35% of the net income that the nonqualifying assets generated during the period in which we failed to satisfy the REIT asset tests.
          We believe that our holdings of securities and other assets have complied with, and will continue to comply with, the foregoing REIT asset tests, and we intend to monitor compliance with the tests on an ongoing basis. The values of some of our assets, however, may not be valued precisely, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. Accordingly, we cannot assure you that the IRS will not contend that our assets do not meet the requirements of the REIT asset tests.

     Operational Requirements—Annual Distribution Requirement
          To qualify as a REIT for each taxable year, we must distribute to our shareholders distributions, other than capital gain distributions, in an amount at least equal to the excess, if any, of (i) the sum of (1) 90% of our “REIT taxable income” (computed without regard to our deduction for dividends paid and our net capital gains) and (2) 90% of the net income, if any (after tax), from foreclosure property (as described below) over (ii) the sum of specified items of noncash income that exceeds a percentage of our income.
          In addition to distributions made in the taxable year to which they relate, certain distributions made in the following year are taken into account for these purposes. If distributions are declared in October, November, or December of the taxable year, are payable to record shareholders on a specified date in any such month, and are actually paid before the end of January of the following year, such distributions are treated as both paid by us and received by our shareholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year provided we pay such distribution with or before our first regular dividend payment after such declaration and such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our shareholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.
          In certain circumstances, we may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT qualification or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.
          In order for distributions to be counted towards our distribution requirement and to provide a tax deduction to us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular class and is in accordance with the preferences among our different classes of shares as set forth in our organizational documents. A distribution of a preferential dividend may cause other distributions to be treated as preferential dividends, possibly preventing us from satisfying the distribution requirement for REIT qualification.
          To the extent that we distribute at least 90%, but less than 100%, of our net taxable income, we will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and to pay tax on such gains. In this case, we would elect to have our shareholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. Our shareholders the would increase their adjusted basis in our shares by the difference between the amount included in their long-term capital gains and the tax deemed paid with respect to their shares.
          If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such amount over the sum of (A) the amounts that we actually distribute (taking into account excess distributions from prior periods) and (B) the amounts of income that we retain and on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.
          Under certain technical rules governing deficiency dividends, we could lose our ability to cure a REIT distribution failure for a year with a subsequent-year, deficiency dividend if we pay preferential dividends, potentially including “dividend equivalent redemptions.” Accordingly, we intend to pay dividends pro rata within each class, to abide by the rights and preferences of each class of our shares if there is more than one, and to avoid dividend equivalent redemptions. (See “Taxation of Taxable U.S. Shareholders—Dispositions and Redemptions of Our Common Shares” below for a discussion of when redemptions are dividend equivalent and measures we intend to take to avoid them.) Amounts that we distribute in redemptions will not count towards satisfying the 90% distribution requirement or avoiding the 4% excise tax.

          We may not have, from time-to-time, sufficient cash to meet the REIT distribution requirements because we need cash to fund redemptions or due to timing differences between (1) the actual receipt of cash, including the receipt of distributions from our pass-through subsidiaries, and (2) our inclusion of items in income for U.S. federal income tax purposes. Additional potential sources of noncash taxable income include loans or mortgage-backed securities that are issued at a discount and, thus, that require the accrual of taxable interest income in advance of our receipt in cash, loans on which the borrower may defer cash payments of interest, and distressed loans on which we may be required to accrue taxable interest income even though the borrower cannot make current interest payments in cash. In addition, we may not have sufficient funds to pay deficiency dividends if we were required to pay them to preserve our REIT status with respect to any taxable year. If we do not have sufficient cash to satisfy our REIT distribution requirements, it may be necessary to sell assets, to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property, including potentially our shares, to satisfy our REIT distribution requirements.
     Operational Requirements—Recordkeeping
          To continue to qualify as a REIT, we must maintain certain records as set forth in the Treasury Regulations. Further, as we discussed above, we must request, on an annual basis, certain information designed to disclose the ownership of our outstanding shares. We intend to comply with these requirements.
     Operational Requirements—Risks as to IRS Recharacterizations
          In computing our REIT taxable income, we will use the accrual method of accounting. We are required to file an annual federal income tax return, which, like other corporate returns, is subject to examination by the IRS. Because the tax law requires us to make many judgments regarding the proper treatment of a transaction or an item of income or deduction, it is possible that the IRS will challenge positions we take in computing our REIT taxable income and our distributions. Issues could arise, for example, with respect to the allocation of the purchase price of properties between depreciable or amortizable assets and nondepreciable or nonamortizable assets such as land, and the current deductibility of fees paid to the Advisor or its affiliates for management and property management services. If the IRS successfully challenges our characterization of a transaction or determination of our taxable income, we could be found to have failed to satisfy a requirement required to maintain our taxable status as a REIT. If, as a result of a challenge, we are determined to have failed to satisfy the distribution requirements for a taxable year, we would be disqualified as a REIT, unless we were permitted to pay a deficiency distribution to our shareholders, as well as any required interest thereon to the IRS. A deficiency distribution cannot be used to satisfy the distribution requirement, however, if the failure to meet the requirement is not due to a later adjustment to our income by the IRS.
          Failure to Qualify as a REIT
          If we fail to qualify as a REIT in any taxable year, relief provisions will be available to avoid disqualification if (1) the violation is due to reasonable cause and not willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy the provision, and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available) or the failure to meet the minimum distribution requirements. This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause and not willful neglect.
          If we fail to qualify as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our shareholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our shareholders will be taxable, in general, to shareholders and (i) as to our shareholders who are individual U.S. Shareholders, will be taxed at a current, maximum rate of 15% and (ii) as to our shareholders who are C corporations, may be eligible for the dividends received deduction.
          Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which we failed to qualify. We cannot assure you that we would be entitled to this statutory relief.

          Our failure to qualify as a REIT during any taxable year could have a material adverse effect us and our shareholders.
          Prohibited Transactions
          Net income derived from prohibited transactions is subject to a 100% tax. The term “prohibited transactions,” in general, includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of owning and operating properties, and to make sales of properties that are consistent with our investment objectives. Whether a property is held “primarily for sale to customers in the ordinary course of a trade or business,” however, depends on the specific facts and circumstances relating to the property. We cannot assure you that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that certain safe-harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that we hold through a taxable REIT subsidiary, although such income will be subject to tax at regular corporate income tax rates.
          Foreclosure Property
          Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT’s having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into, or acquired by the REIT at a time when default was not imminent or anticipated, and (3) for which the REIT elects to treat the property as foreclosure property. REITs, in general, are subject to tax at the maximum corporate tax rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.
          Hedging Transactions
          We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. Any income from a hedging transaction to manage risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by us to acquire or own real estate assets, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, including gain from the disposition of such a transaction, will be disregarded for purposes of the 75% and the 95% gross income tests. If applicable, there also are rules for disregarding income for purposes of the 75% and the 95% gross income tests with respect to hedges of certain foreign currency risks. To the extent we enter into other types of hedging transactions, the income from those transactions likely will be treated as nonqualifying income for purposes of both the 75% and the 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.
          Sale-Leaseback Transactions
          We may enter into sale-leaseback transactions. The IRS could take the position that specific sale-leaseback transactions that we treat as true leases are not true leases for U.S. federal income tax purposes but are, instead, financing arrangements or loans. Successful recharacterization of a sale-leaseback transaction as a financing arrangement or loan could jeopardize our REIT status.

          Foreign Investments
          To the extent that we hold or acquire any investments and, accordingly, pay taxes in other countries, taxes paid by us in non-U.S. jurisdictions may not be passed through to, or used by, our shareholders as a foreign tax credit or otherwise. In addition, certain passive income earned by a non-U.S. taxable REIT subsidiary must be taken in account by us currently (whether or not distributed by the taxable REIT subsidiary) and may not be qualifying income under the 75% and the 95% gross income tests.
          Taxation of Taxable U.S. Shareholders
     Distributions
          If we qualify as a REIT, distributions to our taxable U.S. Shareholders from our current and accumulated earnings and profits, and that are not designated as capital gain dividends, in general, will be ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to our common shares constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred shares, if any, and then to our common shares. Dividends received from REITs, in general, are not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. Shareholders who receive dividends from taxable C corporations.
          U.S. Shareholders who are individuals, in general, are taxed on corporate dividends at a current, maximum rate of 15%. With limited exceptions, however, dividends received by individual U.S. Shareholders from us or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which currently are as high as 35%.
          Distributions from us that we properly designate as capital gain dividends will be taxed to U.S. Shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gains for the taxable year, without regard to the period for which the U.S. Shareholder has held its shares. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. Shareholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains. U.S. Shareholders will increase their adjusted tax basis in our common shares by the difference between their allocable share of the retained capital gain and their share of the tax we pay. Corporate U.S. Shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains, in general, are taxable at current, maximum U.S. federal rates of 15% in the case of U.S. Shareholders who are individuals and 35% for corporations. Capital gains from the sale of depreciable real property that we held for more than 12 months are subject to a current, 25% maximum U.S. federal income tax rate to the extent of previously claimed depreciation deductions for U.S. Shareholders who are individuals.
          Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. Shareholder’s shares with respect to which we made the distributions but will reduce the adjusted tax basis of the shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. Shareholder’s shares, the U.S. Shareholder will include the excess amount in income as either long-term capital gain if the U.S. Shareholder held the shares for more than one year or short-term capital gain if the U.S. Shareholder held the shares held for one year or less.
          Any distribution declared by us in October, November, or December of any year and payable to a U.S. Shareholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. Shareholder on December 31 of the year if we actually make the distribution before the end of January of the following calendar year.
          We may elect to designate a portion of our distributions as “qualified dividend income.” A portion of a distribution that we properly designate as qualified dividend income is taxable to noncorporate U.S. Shareholders as net capital gain, provided that the U.S. Shareholder has held the common shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common shares became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions that will be eligible to be designated as qualified dividend income for a taxable year will equal the sum of:

•	the qualified dividend income that we receive during such taxable year from C corporations (including any taxable REIT subsidiary);
•	the excess of any “undistributed” REIT taxable income that we recognized during the immediately preceding year over the U.S. federal income tax that we paid with respect to the undistributed REIT taxable income; and
•	the excess of any income that we recognized during the immediately preceding year from the sale of a built-in-gain asset that we acquired in a carryover basis transaction from a C corporation over the U.S. federal income tax that we paid with respect to the built-in gain.
          To the extent that we have available net operating losses and capital losses that we carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. See “—Requirements for Qualification as a REIT—Operational Requirements—Annual Distribution Requirement” above. Such losses, however, are not passed through to U.S. Shareholders and do not offset income of U.S. Shareholders from other sources, and they do not affect the character of any distributions that we actually make, which, in general, are subject to tax in the hands of U.S. Shareholders to the extent that we have current or accumulated earnings and profits.
     Dispositions and Redemptions of Our Common Shares
          In general, a U.S. Shareholder will realize gain or loss upon the sale or other taxable disposition of our common shares in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash that the U.S. Shareholder receives and the U.S. Shareholder’s adjusted tax basis in the common shares at the time of the disposition. In general, a U.S. Shareholder’s adjusted tax basis will equal the U.S. Shareholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. Shareholder over the tax deemed paid by the U.S. Shareholder on the net capital gains (as discussed above), and reduced by returns of capital. In general, capital gains recognized by individuals and other noncorporate U.S. Shareholders upon the sale or disposition of our common shares will be subject to a current, maximum U.S. federal income tax rate of 15% if the U.S. Shareholder held the shares for more than 12 months and will be taxed at current ordinary income rates (currently, up to 35%) if the U.S. Shareholder held the shares for 12 months or less. Gains recognized by U.S. Shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Holders are advised to consult their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. Shareholder upon the disposition of our common shares held for more than one year at the time of disposition will be considered long-term capital losses and, in general, only may offset capital gain income of the U.S. Shareholder (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our common shares by a U.S. Shareholder who has held the shares for six months or less, after applying certain holding-period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. Shareholder as long-term capital gain.
          If a U.S. Shareholder recognizes a loss upon a subsequent disposition of our common shares in an amount that exceeds a prescribed threshold, the provisions of recently adopted Treasury Regulations involving “reportable transactions” may apply, requiring separate disclosure of the loss-generating transactions to the IRS. While these Treasury Regulations are directed toward “tax shelters,” they are written quite broadly and apply to transactions that typically would not be considered to be tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our common shares or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisor) might be subject to disclosure or other requirements pursuant to these regulations.
          A redemption of our common shares will be treated as a distribution in exchange for the redeemed shares and taxed in the same manner as other taxable share sales discussed above, provided that the redemption satisfies one of the tests enabling the redemption to be treated as a sale or exchange. A redemption will be treated as a sale or exchange if it (1) is “substantially disproportionate” with respect to a shareholder, (2) results in a “complete termination” of a shareholder’s interest in our shares or (3) is “not essentially equivalent to a dividend” with respect to a shareholder, all within the meaning of applicable provisions of the Code. In determining whether any of these tests have been met, shares considered to be owned by a shareholder by reason of certain constructive ownership rules, as well as shares actually owned, must generally be taken into account.
          A redemption that does not qualify as an exchange under such tests will constitute a dividend equivalent redemption that is treated as a taxable distribution and taxed in the same manner as regular distributions (i.e., ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend). In addition, although guidance is sparse, the IRS could take the position that shareholders who do not participate in any redemption treated as a dividend should be treated as receiving a constructive share distribution taxable as a dividend in the amount of their increased percentage ownership of our shares as a result of the redemption, even though such shareholder did not actually receive cash or other property as a result of such redemption.
          To avoid certain issues related to our ability to comply with the REIT distribution requirements and utilize the deficiency dividend procedure (see “—Taxation of the Company—Annual Distribution Requirement” above), we have implemented procedures designed to track our shareholders’ percentage interests in our common shares in order to identify any such dividend equivalent redemptions and will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. We cannot assure you, however, that we will be successful in preventing all dividend equivalent redemptions.
     Passive Activity Losses and Investment Interest Limitations
          Distributions made by us and gain arising from the sale, redemption or exchange by a U.S. Shareholder of our common shares will not be treated as passive activity income. As a result, U.S. Shareholders will not be able to apply any “passive losses” against income or gain relating to our common shares. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. Shareholder that elects to treat capital gain dividends, capital gains from the disposition of shares or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.
     Backup Withholding
          We will report to our U.S. Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding at the current rate of 28% with respect to dividends paid unless the shareholder is (1) a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide a correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. Shareholder who fails to certify its nonforeign status.
          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.
          Taxation of Tax Exempt Shareholders
          U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. They are subject to taxation, however, on their unrelated business taxable income (“UBTI”). If (1) a tax-exempt U.S. Shareholder has not held our common shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or ownership of the property is financed through a borrowing by the tax-exempt shareholder) and (2) our common shares is not otherwise used in an unrelated trade or business, distributions from us and income from the sale or redemption of our common shares generally should not give rise to UBTI to a tax-exempt U.S. Shareholder.

          Tax-exempt U.S. Shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.
          In certain circumstances, a pension trust that (1) is described in Section 401(a) of the Code, (2) is tax-exempt under section 501(a) of the Code and (3) owns more than 10% of the value of our shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of the value of such shares and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that REIT shares owned by such trusts will not be treated as individuals for purposes of the requirement that not more than 50% of the value of the outstanding shares of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities). Certain restrictions on ownership and transfer of our shares should generally prevent a tax-exempt entity from owning more than 10% of the value of our shares and prevent us from becoming a pension-held REIT.
          State, Local and Foreign Taxes
          We, our lower-tier entities, and shareholders may be subject to state, local and non-U.S. taxation in various jurisdictions, including those in which we or they transact business, own property or reside. We expect to own interests in properties located in a number of jurisdictions, and we may be required to file tax returns and pay taxes in certain of those jurisdictions. The state, local or non-U.S. tax treatment of us, our lower-tier entities and our shareholders may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective shareholders should consult their tax advisor regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our common shares.
          Tax Aspects of the Operating Partnership
          The following discussion summarizes the material United States federal income tax considerations applicable to our investment in the operating partnership. This summary does not address tax consequences under state, local, or foreign tax laws and does not discuss all aspects of federal law that may affect the tax consequences of the ownership and disposition of an interest in the operating partnership.
     Tax Treatment of the Operating Partnership
          The operating partnership will be treated as a pass-through entity that does not incur any federal income tax liability, provided that the operating partnership is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. The operating partnership has been formed as a North Dakota limited liability limited partnership under the North Dakota Century Code Section 45-23. An organization formed as a partnership under applicable state partnership law will be treated as a partnership, rather than as a corporation, for federal income tax purposes if:
•	It is not expressly classified as a corporation under Section 301.7701-2(b)(1) through (8) of the Treasury Regulations;

•	It does not elect to be classified as an association taxable as a corporation; and

•	Either (A) it is not classified as a “publicly traded partnership” under Code Section 7704 or (B) 90% or more of its gross income consists of specified types of “qualifying income” within the meaning of Code Section 7704(c)(2) (including interest, dividends, “real property rents” and gains from the disposition of real property). A partnership is deemed to be a “publicly traded partnership” if its interests are either (i) traded on an established securities market or (ii) readily tradable on a secondary market (or the substantial equivalent thereof).

          Pursuant to the Treasury Regulations under Code Section 7704, the determination of whether a partnership is publicly traded generally is based on a facts and circumstances analysis. However, the regulations provide limited “safe harbors” that preclude publicly traded partnership status. The LLLP Agreement of the operating partnership contains a number of limitations on transfers and redemptions of partnership interests that are intended to cause the operating partnership to qualify for an exemption from publicly traded partnership status under one or more of the safe harbors contained in the applicable regulations. Moreover, the operating partnership is not expressly classified as, and will not elect to be classified as, a corporation under the Treasury Regulations.
          If for any reason the operating partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to satisfy the income and asset requirements for REIT status. Further, the operating partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the operating partnership’s taxable income and would be taxable to us. Any change in the operating partnership’s status for tax purposes could also, in certain cases, be treated as a taxable event, in which case we might incur a tax liability without any related cash distribution.
          The following discussion assumes that the operating partnership will be treated as a partnership for federal income tax purposes.
     Tax Treatment of Partners
     Income and Loss Pass-Through
          No federal income tax will be paid by the operating partnership. Instead, each partner, including us, is required to report on the partner’s income tax return the partner’s allocable share of income, gains, losses, deductions and credits of the operating partnership, regardless of whether the operating partnership makes any distributions. The allocable shares of income, gains, losses, deductions and credits of the operating partnership generally will be determined by the terms of the LLLP Agreement.
          Pursuant to Code Section 704(c), income, gain, loss and deduction attributable to property that is contributed to a partnership in exchange for an interest in such partnership must be allocated in a manner that takes into account the unrealized tax gain or loss associated with the property at the time of the contribution. The amount of such unrealized tax gain or loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book/tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The operating partnership was formed by way of contributions of property that have book/tax differences. Consequently, under the LLLP Agreement, the partners will be allocated tax items in a manner designed to eliminate the effects of these differences in manner that is consistent with Code Section 704(c). As a result, (1) certain partners that contributed property with a book/tax difference may be allocated depreciation deductions for tax purposes that are lower than such deductions would be if determined on a pro rata basis and (2) in the event of a disposition of any contributed asset that has a book/tax difference, all income attributable to such book/tax difference generally will be allocated to the partner that contributed such asset to the operating partnership and the other partners generally will be allocated only their share of capital gains attributable to the appreciation in the value of such asset, if any, since the date of such contribution.
          Although the special allocation rules of Code Section 704(c) generally are intended to cause the amount of tax allocations with respect to contributed property which are made to partners other than the contributing partner to equal the amount of book allocations to such other partners, the rules do not always have this result. Thus, in certain cases, we may be allocated, with respect to property which has a book/tax difference and has been contributed by other partners, tax depreciation and other tax deductions that are less than, and possibly an amount of taxable income or gain on the sale of such property that is greater than, the amount of book depreciation, deductions, income or gain that is allocated to us. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements.

          These rules also will apply to the operating partnership and its partners to any revaluations of the operating partnership’s properties that are made in connection with contributions to, or distributions from, the operating partnership.
          The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased the contributed assets entirely for cash.
          The characterization of any item of profit or loss (for example, as capital gain or loss rather than ordinary income or loss) that is allocated to us will be the same for us as it was for the operating partnership.
     Treatment of Distributions and Constructive Distributions
          Distributions that we receive from the operating partnership generally will be nontaxable to us. However, we would have taxable income if the amount of distributions we receive from the operating partnership, or the amount of any decrease in our share of the operating partnership’s indebtedness (any such decrease being considered a constructive cash distribution to us), exceeds our adjusted tax basis in our interest in the operating partnership. Such taxable income would normally be characterized as a capital gain, and if our interest in the operating partnership has been held for longer than one year, any such gain would constitute long-term capital gain.
     Tax Basis in Our Operating Partnership Interest
          Our adjusted tax basis in our interest in the operating partnership generally:
•	Will be equal to the amount of cash and the basis of any other property initially contributed to the operating partnership by us and our initial, proportionate share of the operating partnership’s indebtedness;

•	Will be increased by any additional contributions that we make to the operating partnership. our share of the operating partnership’s taxable and nontaxable income and any increase in our share of operating partnership indebtedness; and

•	Will be decreased (but not below zero) by the distributions that we receive from the operating partnership, our share of deductible and nondeductible losses and expenses of the operating partnership and any decrease in our share of operating partnership indebtedness.
Materials Available
          We are filing this General Form for Registration of Securities on Form 10 to register our common shares of beneficial interests pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are subject to the registration requirements of Section 12(g) because the aggregate value of our assets exceeds the applicable threshold of $10 million and our common shares of record are held by more than 500 persons. Because of our obligation to register our common shares with the SEC under the Exchange Act, we will generally be subject to the requirements of the Exchange Act rules. In particular, we will be required to file:
•	Quarterly reports on Form 10-Q;

•	Annual reports on Form 10-K;

•	Current reports on Form 8-K; and

•	Otherwise comply with the disclosure obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

          You may read and copy any materials we file with the Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, on official business days during the hours of 10:00 am to 3:00 pm Eastern. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of such materials will also be available free of charge through our website (www.inreit.com) and the SEC’s website (www.sec.gov) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.
          Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as well as Reports on Forms 3, 4 and 5 regarding our officers, trustees or 10% beneficial owners, filed or furnished pursuant to Section 13(a), 15(d) or 16(a) of the Exchange Act will also be available free of charge through our website as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC. We will also make available on our website copies of certain other documents, including our Audit Committee Charter, Nomination and Governance Committee Charter, Disclosure Committee Charter, Executive Committee Charter, Code of Ethics for Senior Financial Officers, Code of Ethics and Business Conduct, Governance Guidelines, Insider Trading and Disclosure Policy and Procedure, Whistleblower Policy, Amended and Restated Declaration of Trust and the Amended and Restated Bylaws. In the event of any changes to these charters or the code or guidelines, changed copies will also be made available on our website. Materials on our website are not part of this Report on Form 10.
Financial Information
          Additional financial information related to us is included in Item 13 “Consolidated Financial Statements and Supplementary Data.”
ITEM 1A. RISK FACTORS
          The risks discussed in this Form 10 could adversely affect our business, operating results, prospects and financial condition. This could cause the value of our shares to decline and could cause our shareholders to lose all or part of their investment. The risks and uncertainties described below are not the only ones we face, but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.
Risks Related to INREIT Real Estate Investment Trust
Common shares of beneficial interest represent an investment in equity only, and not in the assets of the trust or the operating partnership. Therefore, common shareholders will hold only an indirect interest in our assets.
          The common shares of beneficial interest represent an equity interest only in us, not in any of our assets or the real estate or real estate related investments made by our operating partnership INREIT Properties, LLLP. We will have no substantial assets other than our equity interest in the operating partnership. Neither the Advisor nor any of its managers or affiliates have any obligation with respect to the payment of distributions to our shareholders or the return of capital investments made to us by the shareholders.
Income will be received primarily from the leasing and resale of investments, which is subject to market and economic changes. If income is insufficient to meet our capital needs, our ability to carry out our business plans could be adversely affected.
          Our purpose is to acquire and hold our real estate investments as long-term investments before we resell the investments to maximize anticipated appreciation for our shareholders. The primary income that will be generated by the trust will be the profits, if any, from the operation or holding of the real estate and real estate related investments and upon the resale of the investments. If circumstances arise which cause an investment to remain at its current value or decrease in value, we may generate less income than anticipated.

We will need to raise additional funds in the future to fund our capital needs, which may not be available on acceptable terms if at all.
          We will need to raise additional capital in the future in order to fulfill our business plans. The timing and amount of our future capital needs will depend on a number of factors, including the revenue generated by the operation of our real estate investments, when and if the properties will appreciate in value, the resale price of the properties and other real estate related investments, our future operating expenses and required capital outlays. There can be no assurance that additional financing will be available when needed on terms favorable to us, if at all.
          Further, we may be required to raise additional capital and sell additional securities in the future on terms which are more favorable to those investors than the terms under which our current shareholders purchased their securities in the trust. If adequate funds are not available or are not available on acceptable terms, our ability to fund our current business plans and to acquire additional real estate and real estate related investments would be significantly limited. Such limitation could have a material adverse effect on our results.
Our success is based on continuing to locate and hold suitable real estate investments, and failure of our Advisor to locate additional suitable properties or the unsuccessful operation of our existing real estate investments could adversely affect our operations and our ability to make distributions.
          Our ability to achieve our investment objectives and to make distributions to our shareholders is dependent upon the performance of our Advisor in locating suitable investments and appropriate financing arrangements for us as well as on the successful management of our properties after acquisition. We currently own, through our subsidiary INREIT Properties, LLLP, the properties described under Item 3. Properties.
          We cannot be sure that our Advisor will be successful in continuing to obtain suitable investments on financially attractive terms, or be subject to risks attendant to real estate acquisitions, such as:
•	The risk that properties may not perform in accordance with expectations, including projected occupancy and rental rates;

•	The risk that we may overpay for properties; and

•	The risk that we may have underestimated the cost of improvements required to bring an acquired property up to standards established for its intended use or its intended market position.
Ongoing SEC reporting requirements may require us to defer additional acquisitions, which delay may reduce shareholder returns.
          Additionally, as a public company, we will be subject to the ongoing reporting requirements under the Exchange Act. Under to the Exchange Act, we may be required to file with the SEC financial statements of properties we acquire and investments we make in real estate-related assets. To the extent any required financial statements are not available or cannot be obtained, we may not be able to acquire such properties or real estate-related assets that otherwise would be a suitable investment or we could suffer delays in our investment acquisitions or in complying with our reporting requirements. Delays could result in the loss of investment opportunities or a detrimental change in acquisition pricing.
If we are not able to rely on the securities exemptions we relied on for past sales of our common shares, we may be required to conduct rescission offers or become subject to regulatory action, which could require significant capital and adversely affect our financial position.
          Previously, we sold and issued common shares in offerings, in distribution reinvestment transactions and upon conversions of limited partnership units. When we sold and issued such common shares, we believed we were in compliance with various securities exemptions from the registration requirements under the 1933 Act. However, it has since been brought to our attention that certain of the sales and issuances do not qualify for a valid exemption under the 1933 Act. As a result, regulatory actions and/or proceedings could be commenced against us and we could be required to conduct a rescission offer regarding certain prior sales, whereby we would offer to shareholders the right to rescind or unwind such sales. If a shareholder elects to accept a rescission offer, we would be obligated to pay that shareholder the purchase price plus interest and costs for his/her shares (less distributions previously paid on such shares). The aggregate cash amounts and other costs required to conduct a rescission offer could be significant. The 1933 Act generally requires that any claim brought for a violation of section 5 of the 1933 Act be brought within one year of the violation. Even though it is difficult to estimate the financial impact potential rescission rights may have on our business, and we have no way of estimating to what extent shareholders would accept a rescission offer, we do not anticipate that the amount would exceed the amount of cash and cash equivalents on hand as of March 31, 2011, which was approximately $10.7 million, and believe that a rescission offer would not prevent future distributions from being declared and paid on our shares and would not materially affect our liquidity. However, there can be no assurance that our anticipations would prove accurate. If we are required to conduct a rescission offer, such as by a regulatory action or pursuant to a claim brought by a shareholder where a court determines that a rescission is required, and we do not have sufficient cash or cash flow available to cover the costs of any required rescission, we could be forced to borrow funds, sell assets or sell additional securities. A rescission offer would result in less funds available for investments in real estate and real estate related investments, for repayment of debt on our real estate investments and our shareholders’ overall return could be reduced.
Our Board of Trustees may have to make expedited decisions on whether to invest in certain properties or real estate-related assets, including prior to receipt of detailed information on the investment.
          In the current real estate market, our Board of Trustees may frequently be required to make expedited decisions in order to effectively compete for the acquisition of desirable properties and other real estate-related assets. In such cases, our Advisor and Board of Trustees may not have access to detailed information regarding investment properties, such as physical characteristics, environmental matters, zoning regulations or other local conditions affecting the investment property, at the time of making an investment decision to pay a non-refundable deposit and to proceed with an acquisition. In addition, the actual time period during which our Advisor will be allowed to conduct due diligence may be limited. Therefore, there can be no assurance that our Advisor and Board of Trustees will have knowledge of all circumstances that may adversely affect an investment.
We face competition from other real estate investors for suitable properties, and may not be successful in our attempts to acquire desirable properties.
          The commercial and multi-family real estate industries are highly competitive, and we will face competition for investment opportunities. These competitors may be real estate developers, real estate financing entities, real estate investment trusts, mutual funds, hedge funds, investment banking firms, institutional investors and other entities or investors that acquire real estate and that may have substantially greater financial resources than we do. These entities or investors may be able to accept more risk than our Board of Trustees believes is in our best interests. This competition may limit the number of suitable investment opportunities offered to us. This competition also may increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire properties or interests in properties. In addition, we believe that competition from entities organized for purposes similar to ours may increase in the future.
We may change our investment and operational policies without shareholder consent, and such changes could increase our exposure to additional risks.
          Generally, the Board of Trustees may change our investment and operational policies, including our policies with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions, at any time without the consent of our shareholders, which could result in our making investments that are different from, and possibly riskier than, the types of investments we have acquired in the past or as described in this Form 10. A change in our investment policies may, among other things, increase our exposure to interest rate risk, default risk and commercial real estate market fluctuations, all of which could materially affect our ability to achieve our investment objectives.
There can be no assurance that distributions will be paid or increase over time.
          There are many factors that can affect the availability and timing of cash distributions to our shareholders. Distributions will be based principally on cash available from our real estate and real estate related investments. The amount of cash available for distributions will be affected by many factors, such as our ability to acquire profitable real estate investments, successfully managing our real estate properties and our operating expenses. We can give no assurance that we will be able to pay or maintain distributions or that distributions will increase over time. Our actual results may differ significantly from the assumptions used by our Board of Trustees in establishing the distribution rate to our shareholders.
We may pay distributions from sources other than our cash flow from operations, which could subject us to additional risks.
          We are permitted to pay distributions from any source. If we fund distributions from cash flow from operations or working capital, we will have less funds available for investment in real estate and real estate related investments and our shareholders’ overall return may be reduced. Actual cash available for distributions may vary substantially from the estimates of our Board of Trustees. Because we may receive income from interest or rents at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. In these instances, we may obtain third party financing to fund our distributions, causing us to incur additional interest expense. We may also fund such distributions from the sale of assets or additional securities. Any of these actions could potentially negatively affect future results of operations.
Distributions may include a return of capital, and shareholders may be required to recognize capital gain on distributions.
          Distributions payable to shareholders may include a return of capital. To the extent distributions exceed cash flow from operations, a shareholder’s basis in our shares will be reduced and, to the extent distributions exceed a shareholder’s basis, the shareholder may recognize capital gain and be required to make tax payments.

We depend on certain executive officers and trustees, and the loss of such persons may delay or hinder our ability to carry out our investment strategies.
          Our future success substantially depends on the active participation of James Wieland, one of our trustees, Kenneth Regan, our Chief Executive Officer and a trustee, and Peter Winger, our Chief Financial Officer. Messrs. Wieland and Regan are also governors and owners of the Advisor, and Mr. Winger is also the Chief Financial Officer of the Advisor. Messrs. Wieland and Regan have over 30 years of extensive experience each in the commercial real estate industry, and have been instrumental in setting our strategic direction, operating our business and arranging necessary financing, and through the Advisor, in locating desirable real estate investments and where serving as property manager, managing our properties. Mr. Winger is a Certified Management Accountant and has experience in operations and accounting in real estate. The loss of the services of Messr. Wieland, Regan or Winger could have a material adverse effect on our ability to successfully carry out our investment strategies and achieve our investment objectives. There can be no guarantee that they will remain affiliated with us.
Our systems may not be adequate to support our growth, and our failure to successfully oversee our portfolio of real estate investments could adversely affect our results of operation.
          There can be no assurance that we will be able to adapt our management, administrative, accounting and operational systems, or hire and retain sufficient staff, to support any growth we may experience. Our failure to successfully oversee our current and future real estate investments or developments could have a material adverse effect on our results of operation and financial condition and our ability to make distributions to our shareholders.
Risks Related to Our Status as a REIT and Related Federal Income Tax Matters
If we fail to continue to qualify as a REIT, we would incur additional tax liabilities that would adversely affect our operations and our ability to make distributions and could result in a number of other negative consequences.
          Although our management believes that we are organized, have operated, and will be able to continue to be organized and to operate in such a manner to qualify as a real estate investment trust (REIT), as that term is defined under the Internal Revenue Internal Revenue Code, we may not have been organized, may not have operated, or may not be able to continue to be organized or to operate in a manner to have qualified or remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. Even a technical or inadvertent mistake could endanger our REIT status.
          The determination that we qualify as a REIT requires an ongoing analysis of various factual matters and circumstances, some of which may not be within our control, regarding our organization and ownership, distributions of our income and the nature and diversification of our income and assets. The fact that we hold substantially all of our assets through INREIT Properties, LLLP, our operating partnership, and our ongoing reliance on factual determinations, such as determinations related to the valuation of our assets, further complicates the application of the REIT requirements for us.
          If we lose our REIT qualification, we will face income tax consequences that will reduce substantially our available cash for distribution and investments for each of the years involved because:
•	We would be subject to federal corporate income taxation on our taxable income, including any applicable alternative minimum tax, and could be subject to increased state and local taxes;

•	We would not be allowed a deduction for dividends paid to shareholders in computing our taxable income; and

•	Unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

          The increased taxes could reduce the value of the shares as well as cash available for distribution to shareholders and investments in additional assets. In addition, if we fail to continue to qualify as a REIT, we will not be required to make distributions to shareholders. Our failure to continue to qualify as a REIT also could impair our ability to expand our business and to raise capital.
As a REIT, we may be subject to tax liabilities that reduce our cash flow.
Even if we continue to qualify as a REIT for federal income tax purposes, we may be subject to federal and state taxes on our income or property, including the following:
•	To continue to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gains) to our shareholders. If we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to corporate income tax on the undistributed income. In such situation, shareholders will be treated as having received the undistributed income and having paid the tax directly, but tax-exempt shareholders, such as charities or qualified pension plans, will receive no benefit from any deemed tax payments.

•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which the distributions that we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income, and 100% of our undistributed income from prior years.

•	If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

•	If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain will be subject to the 100% “prohibited transaction” tax.

•	We may be subject to state and local taxes on our income or property, either directly or indirectly, because of the taxation of our operating partnership or of other entities through whom we indirectly own our assets.
We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution requirement or for working capital purposes.
          To qualify as a REIT, in general, we must distribute to our shareholders at least 90% of our net taxable income each year, excluding capital gains. However, we could be required to include earnings in our net taxable income before we actually receive the related cash. If we do not have sufficient cash to make the necessary distributions to preserve our REIT status for any year or to avoid taxation, we may need to borrow funds, to sell assets or to issue additional securities even if the then-prevailing market conditions are not favorable for such actions.
          To the extent that distributions to our shareholders had been made in anticipation of qualifying as a REIT, we might be required to borrow funds, to sell assets or to issue additional securities to pay the applicable tax if we lose our REIT qualification and are subject to increased taxes.
          In addition, we will require a minimum amount of cash to fund our daily operations. Due to the REIT distribution requirements, we may be forced to make distributions when we otherwise would use the cash to fund our working capital needs. Therefore, we may be forced to borrow funds, to sell assets or to issue additional securities at certain times for our working capital needs.
If our operating partnership does not qualify as a partnership, its income may be subject to taxation, and we would no longer qualify as a REIT.
          The Internal Revenue Internal Revenue Code classifies “publicly traded partnerships” as associations taxable as corporations (rather than as partnerships), unless substantially all of their taxable income consists of specified types of passive income. We structured our operating partnership to be classified as a partnership for federal income tax purposes. However, no assurances can be given that the IRS will not challenge our position or will not classify our operating partnership as a “publicly traded partnership” for federal income tax purposes. To minimize this risk, we have placed certain restrictions on the transfer and/or redemption of partnership units in the LLLP Agreement of our operating partnership. If the IRS would assert successfully that our operating partnership should be treated as a “publicly traded partnership” and substantially all of the operating partnership’s gross income did not consist of the specified types of passive income, the Internal Revenue Internal Revenue Code would treat the operating partnership as an association taxable as a corporation. In such event, we would cease to qualify as a REIT. In addition, the imposition of a corporate tax on the operating partnership would reduce the amount of distributions the operating partnership could make to us and, in turn, reduce the amount of cash available to us to make distributions to our shareholders.
To maintain qualification as a REIT, we have transfer restrictions on our shares that may limit offers to acquire substantial amounts of the trust’s shares at a premium.
          To qualify as a REIT, our shares must be beneficially owned by 100 or more persons and no more than 50% of the value of our issued and outstanding shares may be owned directly or indirectly by five or fewer individuals. Currently, our Amended Declaration of Trust prohibits transfers of our shares that would result in (1) our shares being beneficially owned by fewer than 100 persons, (2) five or fewer individuals, including natural persons, private foundations, specified employee benefit plans and trusts, and charitable trusts, owning more than 50% of our shares, applying broad attribution rules imposed by the federal income tax laws, or (3) before our shares qualify as a class of publicly-offered securities, 25% or more of our shares being owned by ERISA investors. If a shareholder acquires shares in excess of the ownership limits or in violation of the restrictions on transfer, we:
•	May consider the transfer to be void ab initio.

•	May not reflect the transaction on our books.

•	May institute legal action to enjoin the transaction.

•	May redeem such excess shares.

•	Any excess shares shall be automatically transferred to a charitable trust for the benefit of a charitable beneficiary.
          If such excess shares are transferred to a trust for the benefit of a charitable beneficiary, the charitable trustee shall sell the excess shares and the shareholder will be paid the net proceeds from the sale equal to the lesser of: (1) the price paid by the shareholder or the “market price” of our shares if no value was paid or (2) the price per share received by the charitable trustee.
          If shares are acquired in violation of the ownership limits or the restrictions on transfer described above:
•	Transferee may lose its power to dispose of the shares; and

•	Transferee may incur a loss from the sale of such shares if the fair market price decreases.
          These limitations may have the effect of preventing a change of control or takeover of us by a third party, even if the change in control or takeover would be in the best interest of our shareholders.
Complying with REIT requirements may restrict our ability to operate in a way to maximize profits.
          To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders, and the ownership of our common shares. For example, we may be required to make distributions to shareholders at disadvantageous times, including when we do not have readily available funds for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.
Complying with REIT requirements may force us to forego or liquidate otherwise attractive investments which could negatively impact shareholder value.
          To qualify as a REIT, at the end of each calendar quarter, at least 75% of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than government securities and qualified real estate assets), in general, cannot include more than 10% of the voting securities of any one issuer or more than 10% of the value of the outstanding securities of any one issuer. In addition, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value our assets may be represented by securities of one or more taxable REIT subsidiaries. Therefore, we may be required to liquidate otherwise attractive investments or may be forced to forego attractive investments to satisfy these requirements. Such action or inaction could be adverse to our shareholder interests.
Gains from asset sales may be subject to a 100% prohibited transaction tax, which tax could reduce the trust’s available assets and reduce shareholder value.
          We may have to sell assets from time to time to satisfy our REIT distribution requirements and other REIT requirements or for other purposes. The IRS may posit that one or more asset sales may be “prohibited transactions.” If we are deemed to have engaged in a “prohibited transaction,” our gain from such sale would be subject to a 100% tax. The Internal Revenue Internal Revenue Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax, but we cannot assure you that we will be able to qualify for the safe harbor. We will try to avoid the 100% tax by (1) conducting activities that may otherwise be considered prohibited transaction through a taxable REIT subsidiary, (2) conducting our operations in such a manner so that no sale or other disposition of an asset we own, directly or through any subsidiary other than a taxable REIT subsidiary, will be treated as a prohibited transaction or (3) structuring certain sales of our assets to comply with a safe harbor available under the Internal Revenue Code. We do not intend to hold assets in a manner to cause their dispositions to be treated as “prohibited transactions,” but we cannot assure you that the IRS will not challenge our position, especially if we make frequent sales or sales of assets in which we have short holding periods. Payment of a 100% tax would adversely affect our results of operations.
Ordinary dividends payable by REITs generally are taxed at the higher ordinary income rate which could reduce the net cash received by shareholders as a result of an investment in the trust and may be detrimental to our ability to raise additional funds through the sale of our common shares.
          The maximum U.S. federal income tax rate for “qualifying dividends” payable by U.S. corporations to individual U.S. shareholders currently is 15%. In general, ordinary dividends payable by REITs to its shareholders, however, are generally not eligible for the reduced rates and generally are taxed at ordinary income rates (the maximum individual income tax rate currently is 35%). This result could reduce the net cash received by shareholders as a result of an investment in the trust and could be detrimental to our ability to raise additional funds through the sale of our common shares.
Changes in legislative or other actions affecting REITs may adversely affect our status as a REIT.
          The rules dealing with U.S. federal income taxation are constantly under review by the legislative process, the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may apply retroactively) could adversely affect us or our shareholders. Furthermore, new legislation, regulations, administrative interpretations or court decisions could change the federal income tax laws with respect to our qualification as a REIT or the federal income tax consequences of our qualification. We cannot predict whether, when, in what forms, or with what effective dates, the laws applicable to us or our shareholders may be changed.
Our Board of Trustees may revoke our REIT election without shareholder approval, and we would no longer be required to make distributions of our net income.
          Our Board of Trustees may revoke or otherwise terminate our REIT election without the approval of our shareholders if our Board determines that it is not in our best interest to continue to qualify as a REIT. In such case, we will become subject to U.S. federal income tax on our taxable income, and we no longer will be required to distribute most of our net income to our shareholders, which may reduce the total return to our shareholders and affect the value of the shares.
Risks Related to Tax-Exempt Investors
Common shares may not be a suitable investment for tax-exempt investors.

          There are special considerations that apply to investing in common shares on behalf of a trust, pension, profit sharing or 401(k) plans, health or welfare plans, trusts, individual retirement accounts (IRAs), or Keogh plans. If you are investing the assets of any of the above in common shares, you should satisfy yourself that:
•	Your investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Internal Revenue Internal Revenue Code;

•	Your investment is made in accordance with the documents and instruments that govern the trust, plan or IRA, including any investment policy;

•	Your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Internal Revenue Code;

•	Your investment will not impair the liquidity of the trust, plan or IRA;

•	Your investment will not produce “unrelated business taxable income” for the trust, plan or IRA;

•	You will be able to value the assets of the trust, plan or IRA annually in accordance with ERISA requirements and applicable provisions of the trust, plan or IRA; and

•	Your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.
          We have not evaluated, and will not evaluate, whether an investment in us is suitable for any particular trust, plan, or IRAs but, in general, we will accept such entities as shareholders if an entity otherwise meets the suitability standards.
Under certain circumstances, tax-exempt shareholders may be subject to unrelated business taxable income, which could adversely affect such shareholders.
          Neither ordinary nor capital gain distributions with respect to our common shares nor gain from the sale of our common shares, in general, should constitute unrelated business taxable income to tax-exempt shareholders. The following, however, are some exceptions to this rule:
•	Under certain circumstances, part of the income and gain recognized by certain qualified employee pension trusts with respect to our common shares may be treated as unrelated business taxable income if our common shares are held predominately by qualified employee pension trusts (which we do not expect to be the case);

•	Part of the income and gain recognized by a tax-exempt shareholder with respect to common shares would constitute unrelated business taxable income if the tax-exempt shareholder incurs debt to acquire the common shares; and

•	Part or all of the income or gain recognized with respect to our common shares held by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Internal Revenue Code may be treated as unrelated business taxable income.
Therefore, tax-exempt shareholders are not assured that all distributions received from the trust will be tax-exempt.
Risks Related to Our Relationship with the Advisor and Its Affiliates
We depend on our Advisor for the successful operations of the REIT, and we may not be able to find a suitable replacement advisor.

          Our ability to achieve our investment objectives is dependent upon the successful performance of our Advisor in locating attractive acquisitions, advising on dispositions of commercial real estate properties and other real estate related assets, advising on any financing arrangements and other administrative tasks to operate our business. If the Advisor suffers or is distracted by adverse financial, operational problems in connection with its operations unrelated to us or for any reason, it may be unable to allocate a sufficient amount of time and resources to our operations. If this occurs, our ability to achieve our investment objectives or pay distributions to our shareholders may be adversely affected. Any adversity experienced by the Advisor or problems in our relationship with the Advisor could also adversely impact the operation of our properties and, consequently, our cash flow and ability to pay distributions to shareholders.
          Either we or the Advisor can terminate the Advisory Agreement upon 60 days written notice to the other party for any reason, or we can terminate the Advisory Agreement immediately for cause or material breach of the Advisory Agreement. In addition, the Board of Trustees may determine not to renew the Advisory Agreement in any year. If this occurs, we would need to find another advisor to provide us with day-to-day management services or engage employees to provide these services directly to us, which would likely be difficult to do and may be costly. There can be no assurances that we would be able to find a suitable replacement advisor or suitable employees or enter into agreements for such services on acceptable terms.
The termination or replacement of the Advisor could trigger a default or repayment event under financings.
          Lenders that provide financing for our acquired properties may including provisions in the mortgage loan documentation that state the termination or replacement of the Advisor is an event of default or an event that triggers acceleration of the repayment of the loan in full. Even though we will attempt to have such provisions excluded from the loan documents, the lenders may still require them be included. In addition, the termination or replacement of the Advisor could trigger an event of default under any credit agreement governing a line of credit we may obtain in the future. If an event of default or repayment event occurs with respect to any of our properties, our ability to achieve our investment objectives could be materially adversely affected.
The Advisor may not be able to retain its key employees, which could adversely affect our ability to carry out our investment strategies.
          We depend on the retention by the Advisor of its key officers, employees and governors. However, none of these individuals have an employment agreement with the Advisor. The loss of any or all of the services by the Advisor’s key officers, employees and governors and the Advisor’s inability to find, or any delay in finding, replacements with equivalent skills and experience, could adversely impact our ability to successfully carry out our investment strategies and achieve our investment objectives.
          Our future success also depends on the Advisor’s and its affiliates’ ability to identify, hire, train and retain highly qualified real estate, managerial, financial, marketing and technical personnel to provide the services to us pursuant to the Advisory Agreement and any other written services agreement, including any property management agreements. Competition for such personnel is intense, and the Advisor or its affiliates may not be able to attract, assimilate or retain such personnel in the future. The inability to attract and retain the necessary personnel could have a material adverse effect on our business and results of operations.
Payment of fees and expenses to the Advisor reduces the cash available for distribution.
          The Advisor will perform services for us in connection with the selection, acquisition and disposition of our investments; the management of our assets; and certain administrative services. We will pay the Advisor an annual management fee, reimbursement for operating and acquisition expenses as well as acquisition and disposition fees. Such fees and payments will reduce the amount of cash available for further investments or distribution to our shareholders. Additionally, such fees will increase the risk that shareholders may receive a lower price when they resell their shares than the purchase price they initially paid for their shares.
There are conflicts of interest in our relationship with the Advisor and its affiliates and several trustees, which could adversely affect our operations and business operations.

          We are subject to potential conflicts of interest arising out of our relationships with the trustees, Advisor and its affiliates. Conflicts of interest may arise among a trustee or the Advisor and its respective affiliates, on the one hand, and us and our shareholders, on the other hand. As a result of these conflicts, the trustee or Advisor may favor its own interests or the interests of its affiliates over the interest of our shareholders.
Allocation of time and effort
          We will rely on the personnel of the Advisor and its affiliates to manage our assets and daily operations. Two of our trustees are also governors and owners of the Advisor and the primary property manager of our multi-family properties, and therefore will have conflicts of interest in allocating their time, services and functions among us and other real estate programs or business ventures that the Advisor or its affiliates organize or serve.
Division of loyalty
          Several of our officers and/or trustees serve as officers, governors and owners of one or more entities affiliated with our Advisor or trustees, including property managers, tenants of our properties and brokerage companies. As a result, these individuals owe fiduciary duties to these other entities and their investors, which may conflict with the fiduciary duties that they owe to us and our shareholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm our implementation of our business strategy and investment and leasing opportunities.
Allocation of investment opportunities
          The Advisor and its affiliates are or may become committed to the continuing management of other business ventures. Accordingly, there may be conflicts of interest between our investments and other investments or business ventures in which the Advisor and its affiliates are participants. In addition, the Advisor and its officers will advise other investment programs that invest in commercial real estate properties and real estate related assets in which we may be interested. Therefore, the Advisor could face conflicts of interest in allocating and determining which programs will have the opportunity to acquire and participate in such investments as they become available. As a result, other investment programs advised by the Advisor may compete with us with respect to certain investments that we may want to acquire.
Investments owned by Advisor or its affiliates
          Our Advisor will identify and select potential investments in commercial real estate properties and other real estate related assets in which we may be interested. Such investments could include property owned by the Advisor or its affiliates.
May profit even if investment is not profitable
          The Advisor will receive acquisition, disposition and management fees under the Advisory Agreement. The Advisor and its affiliates may also be appointed or utilized to provide other services to us and our assets and receive fees and compensation for providing such other services, such as property management fees and construction fees. Therefore, the Advisor and its affiliates may profit from real estate investments even where we lose all or a portion of our investment. In addition, the agreements and arrangements, including those relating to compensation, between us and the Advisor and its affiliates are not the result of arm’s-length negotiations and their terms may not be as favorable to us as if they had been negotiated with an unaffiliated third party.
Fees received by the parties
          The Advisor will be paid an annual management fee for its services based on the average invested assets, which for a specific period is the average of the aggregate book value of the assets before deducting depreciation, bad debts or other non-cash reserves. The Advisor may benefit by us retaining ownership of certain investments at times when our shareholders may be better served by the sale or disposition of such investments in order to avoid a reduction in the average invested assets and correspondingly to the Advisor’s annual management fee. In addition, the Advisor may recommend that we purchase investments that increase the average invested assets and correspondingly the Advisor’s annual management fee but that are not necessarily the most suitable investments for our portfolio. Further, the book value of the assets may include property-related debt, which could influence the amount of leverage obtained on real estate investments and other real estate related investments.
          Our Advisor and its affiliates (including some of our trustees) may also be entitled to additional fees for providing other services, including property management and assistance with investment acquisition and disposition. These fees could influence our Advisor’s advice to us as well as the judgment of their affiliates and our trustees performing services for us. These compensation arrangements could affect their judgment with respect to:
•	the continuation, renewal or enforcement of our agreements with our Advisor and its affiliates, including the Advisory Agreement and any property management agreement;

•	offerings of equity by us, which may result in property acquisitions entitling our Advisor to increased acquisition and management fees, possibly entitling its affiliates to property management fees for new properties and possibly entitling trustees to brokerage commissions;

•	property sales, which entitles our Advisor to disposition fees and possibly trustees to receive brokerage commissions;

•	property acquisitions, which entitles our Advisor to acquisition fees, possibly entitle affiliates to property management fees on new properties and possibly entitle trustees to receive brokerage commissions; and

•	borrowings to acquire properties, which may increase the acquisition and management fees payable to our Advisor, possibly entitle affiliates to property management fees on new properties and possibly entitle trustees to receive brokerage commissions.
Risks Related to Investments in Real Estate
Our performance could be adversely affected by the general risks involved in real estate investments.
          Our results of operation and financial condition, the value of our real estate assets, and the value of an investment in us are subject to the risks normally associated with the ownership and operation of real estate properties, including, among others:
•	Fluctuations in occupancy rates, rent schedules and operating expenses, which can render the sale or refinancing of a real estate investment difficult or unattractive;

•	The validity and enforceability of leases, financial resources of the tenants, tenant bankruptcies, rent levels and sales levels in the local areas of the investments;

•	Perceptions of the safety, convenience and attractiveness of our properties and the neighborhoods where they are located;

•	Ability to provide adequate management, maintenance and insurance on our properties;

•	Adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions;

•	Supply and demand for properties such as our real estate investments, competition from properties that could be used in the same manner as our real estate investments;

•	Changes in interest rates and availability of permanent mortgage funds;

•	Changes in real estate tax rates and other taxes;

•	Changes in governmental rules, regulations and fiscal policies, including the effects of inflation and enactment of unfavorable real estate, rent control, environmental or zoning laws; and

•	Hazardous material laws, uninsured losses and other risks.

All of these factors are beyond our control. Any negative changes in these factors could affect our ability to meet our obligations, make distributions to shareholders or achieve our investment objectives.
Market disruptions may significantly and adversely affect our financial condition and results of operations.
          Our results of operations may be sensitive to changes in overall economic conditions that impact tenant leasing practices, such as increased unemployment, weakening of tenant financial condition, large-scale business failures and tight credit markets. Adverse economic conditions affecting tenant income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs and other matters, could reduce overall tenant leasing or cause tenants to shift their leasing practices. In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. A general reduction in the level of tenant leasing could adversely affect our ability to maintain our current tenants and gain new tenants, affecting our growth and profitability. Accordingly, difficult financial and macroeconomic conditions could have a significant adverse effect on our cash flows, profitability and results of operations.
Lack of geographic diversity of our real estate investments could adversely affect our operating results if economic changes impact those real estate markets.
          Geographic concentration of our properties may expose us to economic downturns in those areas where our properties are located. A recession in any area where we own several properties or interests in properties could adversely affect our ability to generate or increase operating revenues, locate and retain financially sound tenants or dispose of unproductive properties. In addition, it could have an adverse impact on our tenant’s revenues, costs and results of operations and may adversely affect their ability to meet their obligations to us. Likewise, we may be required to lower our rental rates to attract desirable tenants in such an environment. Currently, the majority of our properties are located in North Dakota, and we hold several properties in Fargo, North Dakota. We have also acquired properties in Arkansas, Louisiana, Michigan, Minnesota, Mississippi, Nebraska, Texas and Wisconsin.
          To the extent that weak economic or real estate conditions affect North Dakota or these other markets more severely than other areas of the country, our financial performance could be negatively impacted.
We face numerous risks associated with property acquisitions which could adversely affect our operating results.
          Through our operating partnership, we acquire properties and portfolios of properties, which may include large portfolios in the future. Our acquisition activities and their success are subject to the following risks typically encountered in real estate acquisitions:
•	We may be unable, or decide it is not in our interests, to complete an acquisition after making a non-refundable deposit and incurring certain other acquisition-related costs or purchasing an option to purchase;

•	We may be unable to obtain financing for acquisitions on favorable terms or at all;

•	Acquired properties may fail to perform as expected;

•	The actual costs of repositioning or redeveloping acquired properties may be greater than our estimates;

•	Acquired properties may be located in new markets in which we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and

•	We may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

These risks could have an adverse effect on our results of operation, our financial condition and the amount available for distribution to our shareholders.
We may invest in undeveloped real property, which requires us to pay expenses prior to receiving any income on the property.
          We have the discretion to invest up to 10% of our total assets in undeveloped property. If we invest in undeveloped property, such property will not generate operating revenue while costs are incurred to develop the property and may generate other expenses including property taxes and insurance. In addition, construction may not be completed within budget or as scheduled and projected rental levels may not be achieved. In addition to the risks of real estate investments in general, an investment in undeveloped property is subject to additional risks, including the expense and delay which may be associated with rezoning the land for a higher use and the development and environmental concerns of governmental entities and/or community groups. Therefore, we will not generate income on such property until development is completed and we begin leasing the property.
We may acquire multiple properties in a single transaction, which may adversely affect our operations through the inclusion of less desirable investments or financing requirements greater than we would otherwise be willing to incur.
          Periodically, we may acquire multiple properties in a single transaction. Portfolio acquisitions are more complex and expensive than single property acquisitions, and the risk that a multiple property acquisition does not close may be greater than in a single property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on our ability to manage the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. To acquire multiple properties in a single transaction we may be required to accumulate a large amount of cash. We would expect the returns that we can earn on such cash to be less than the ultimate returns in real property and therefore, accumulating such cash could reduce the funds available for distributions. Any of the foregoing events may increase the risk of adverse business results and negatively affect our results of operations.
We may invest in co-ventures, where our co-venture partners, co-tenants or other partners in co-ownership arrangements could take actions that decrease the value of a real estate investment and lower our shareholders’ overall return.
          We may enter into joint ventures, tenant-in-common investments or other co-ownership arrangements with our Advisor, its affiliates, our trustees, or third parties having investment objectives similar to ours in the acquisition of real estate investments. In such arrangements, we may be acquiring non-controlling interests in or sharing responsibility for managing the affairs of the joint venture. In such event, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present where another party is not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our management and the Advisor from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers. Any of these risks could subject us to liabilities in excess of those contemplated and reduce our returns on that investment.
We could experience difficulties or delays renewing leases or re-leasing space, which will increase our costs to maintain such properties without receiving income.

          We derive a significant portion of our net income from rent received from our tenants. Our properties include both residential as well as commercial properties. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments. If a significant number of tenants default on lease payments to us, it would cause us to lose the revenue associated with such leases and require us to find alternative sources of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. If lease defaults occur, we may experience delays in enforcing our rights as landlord. Also, if our tenants decide not to renew their leases, terminate early or default on their lease, we may not be able to re-let the space or may experience delays in finding suitable replacement tenants. Even if tenants decide to renew or lease new space, the terms of renewals or new leases, including the cost of required renovations or concessions to tenants, may be less favorable to us than current lease terms. As a result, our net income and ability to pay distributions to shareholders could be materially adversely affected. Further, if one of our properties cannot be leased on terms and conditions favorable to us, the property may not be marketable at a suitable price without substantial capital improvements, alterations, or at all.
We could face potential adverse effects if a commercial tenant is unable to make timely rental payments, declares bankruptcy or become insolvent.
          If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments. Delayed rental payments could adversely affect cash flow available for distribution. If a commercial tenant declares bankruptcy or becomes insolvent, it may adversely affect the income produced by our properties. If a tenant defaults, we may experience delays and incur substantial costs in enforcing our rights as landlord. However, if a tenant files for bankruptcy, we cannot evict the tenant solely because of such bankruptcy. If a court authorizes the commercial tenant to reject and terminate its lease with us, our claim against the tenant for unpaid future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. In addition, it is unlikely that a bankrupt tenant would pay in full amounts it owes us under a lease. Additionally, we may be required to incur additional costs in the form of tenant improvements and leasing commissions in our efforts to lease the space to a new tenant, as well as lower our rental rates to reflect the declines in market rents. This shortfall could adversely affect our cash flow and results of operations.
If our reserves for making capital improvements on our real estate investments are insufficient, we may be required to defer necessary capital improvements which could negatively affect our revenues.
          We establish capital reserves on a property-by-property basis, as we deem appropriate. If we do not have enough reserves to cover the costs of capital improvements throughout the life of the real estate property and there is insufficient cash available from our operations, we may have to borrow funds or defer necessary improvements to the property. If we delay or do not make necessary capital improvements when needed, there are risks that the property may decline in value and may result in fewer tenants maintaining or renewing their leases and attracting new tenants to the property. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted.
Properties will face significant competition for tenants, which could limit our profitability.
          We will face significant competition from owners, operators and developers of similar real estate properties designed and dedicated to serve tenants with the same needs as the tenants that occupy or could occupy our properties we acquire in the same market. These competitors may have greater resources than we do, and may have other advantages that result from lower cost of capital and enhanced operating efficiencies. This competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to lease available space at lower prices than the space in our properties. Due to such competition, the terms and conditions of any lease that we enter into with our tenants may vary substantially from those we anticipate when we acquire a property. Our properties will experience competition from existing and planned projects, as well as newer developments located within the market area. We cannot assure that competitors will not develop similar properties in the area or not be able to negotiate better leases for existing or new properties which will adversely affect the profitability and viability of our properties.

Increased affordability of single-family homes could limit our ability to retain residents, lease apartment units or increase or maintain rents.
          Any residential properties we own or may acquire will most likely compete with numerous housing alternatives in attracting residents, including other apartment communities and single-family homes, as well as owner occupied single- and multi-family homes available to rent. Competitive housing in a particular area and the increasing affordability of owner occupied single- and multi-family homes available to rent or buy caused by declining mortgage interest rates and government programs to promote home ownership could adversely affect our ability to retain our residents, lease apartment units and increase or maintain rental rates.
Investments in real estate are illiquid, and we may not be able resell a property on terms favorable to us.
          We intend to hold real estate properties until such time as our Advisor determines that a sale or other disposition appears to be advantageous to achieve our investment objectives or when our shareholders approve our termination and liquidation. Because real estate investments are relatively illiquid, it could be difficult for us to promptly sell one or more of our real estate properties on favorable terms. This may be a result of economic conditions, availability of financing, interest rates and other factors beyond our control. This may limit our ability to change our portfolio promptly in response to adverse changes in the performance of any such property or economic or market trends. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Real estate investments by their nature are often difficult or time consuming to liquidate. In addition, federal tax laws that impose a 100% excise tax on gains from sales of certain types of property sales by a REIT (generally, property viewed as being purchased for resale, rather than investment) could limit our ability to sell properties and may affect our ability to sell properties without adversely affecting returns to our shareholders. These restrictions could adversely affect our ability to achieve our investment objectives.
Valuations and appraisals of our investments may not necessarily correspond to realizable value.
          Our real estate properties will initially be valued at cost, which we expect to represent fair value at that time. Going forward, valuations may include appraisals of our properties periodically after the respective calendar year in which such property was acquired. The valuation methodologies used to value our real estate properties will involve subjective judgments regarding such factors as comparable sales, rental and operating expense data, the capitalization and/or discount rate and projections of future rent and expenses based on appropriate analysis. Our investments in real estate related assets will initially be valued at cost, and thereafter will be valued periodically, or in the case of liquid securities, daily, as applicable, at fair value as determined by the Advisor in good faith. Although our valuation procedures are designed to determine the accurate fair value of our assets, appraisals and valuations of our real estate properties and valuations of our investments in real estate related assets will be only estimates of fair value and therefore may not correspond to realizable value upon a sale of those assets.
Uninsured losses related to real estate investments may adversely affect our results of operation.
We intend, and we may be required by lenders of mortgage loans or other financings, to obtain certain insurance coverage on our real estate investments. Either the property manager or the Advisor will select policy specifications and insured limits which it believes to be appropriate and adequate given the risk of loss, the cost of the coverage and industry practice. The nature of the tenants at the properties we hold, such as senior living facilities, may expose us and our operations to an increase in liability for personal injuries. There can be no assurance that such insurance will be sufficient to cover all liabilities. Some of our policies may be subject to limitations involving large deductibles or co-payments and policy limits which may not be sufficient to cover losses. Furthermore, insurance against certain risks, such as terrorism and toxic mold, may be unavailable or available at commercially unreasonable rates or in amounts that are less than the full market value or replacement cost of the properties. There can be no assurance that particular risks that are currently insurable will continue to be insurable on an economical basis or that current levels of coverage will continue to be available. If a loss occurs that is partially or completely uninsured, we may lose all or part of our investment in a property as well as the anticipated future cash flows from such properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. We may also be liable for any uninsured or underinsured personal injury, death or property damage claims, which could result in decreased distributions to shareholders.

The costs of complying with environmental laws and regulations may adversely affect our income and the cash available for shareholder distributions.
          Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid hazardous materials, the remediation of contaminated property associated with the disposal of solid and hazardous materials and other health and safety-related concerns. We could be subject to liability in the form of fines or damages for noncompliance with these laws and regulations. Some of these laws and regulations may impose joint and several liability on resident, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent the property or to use the property as collateral for future borrowing. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We cannot assure our shareholders that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our properties will not be affected by the operations of tenants, by the existing condition of the land, by operations in the vicinity of the properties, such as the presence of underground storage tanks, or by the activities of unrelated third parties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations that we may be required to comply with, and that may subject us to liability in the form of fines or damages for noncompliance.
We are liable for toxic and hazardous materials located on our properties, even if it occurred before we acquired the property.
          Under federal, state and local laws, landowners are liable for the presence of toxic and hazardous materials on the property and the release of toxic and hazardous materials from the property to another regardless of fault or knowledge of such presence or release. A landowner may be held liable even if the toxic and hazardous materials were located on or released from the property before the landowner acquired the property or were discovered after the landowner sold the property. If a violation of the federal, state or local laws concerning toxic and hazardous materials occurs in connection with any of our properties, we will be held liable for all costs, including any fines and penalties assessed, which may be substantial. This potential liability will continue after we resell the property and may apply to toxic and hazardous materials present on any of our properties before we acquired them. There can be no assurance that the Advisor’s due diligence process will identify all environmental or other risks that could potentially adversely influence the value of any of the properties or that no material environmental claims will not be asserted or that a governmental authority will not conduct an inquiry or proceeding against us in connection with any of our properties. If losses arise from toxic and hazardous materials contamination that cannot be recovered from responsible parties, our financial viability may be substantially affected.
Discovery of toxic mold on our properties may adversely affect our results of operation.
          Litigation and concern about indoor exposure to certain types of toxic molds have been increasing as the public becomes aware that exposure to mold can cause a variety of health effects and symptoms, including allergic reactions. Toxic molds can be found almost anywhere; they can grow on virtually any organic substance, as long as moisture and oxygen are present. There are molds that can grow on wood, paper, carpet, foods and insulation. When excessive moisture accumulates in buildings or on building materials, mold growth will often occur, particularly if the moisture problem remains undiscovered or unaddressed. It is impossible to eliminate all mold and mold spores in the indoor environment. The difficulty in discovering indoor toxic mold growth could lead to a risk of lawsuits by affected persons and the risk that the cost to remedy toxic mold will exceed the value of the property. We will attempt to acquire properties where there is no toxic mold or where there has not been any proceeding or litigation with respect to the presence of toxic mold. However, we cannot provide assurances that toxic mold will not exist on any of our properties when we acquire the properties or will not subsequently develop on any of our properties.
The costs of compliance with the Americans with Disabilities Act and Fair Housing Act may reduce the return on our shareholders’ investment.

          Under the Americans with Disabilities Act of 1990 (ADA), public accommodations must meet certain federal requirements related to access and use by disabled persons. The ADA requirements could require removal of access barriers at significant costs, and could result in the imposition of fines by the federal government or an award of damages to private litigants. Additional or new federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate properties. State and federal laws in this area are constantly evolving, and could evolve in such a way that a greater cost or burden will be placed on us. We will attempt to acquire properties that comply with the ADA and other similar legislation or place the burden on the seller or other third party, such as a tenant, to ensure compliance with such legislation. However, we cannot assure you that we will be able to acquire compliant properties or allocate responsibilities in such manner. If we cannot, or if changes to the ADA mandate further changes to our properties, then our funds used for ADA compliance may reduce the amount of distributions to our shareholders.
          We also must comply with the Fair Housing Amendment Act of 1988 (FHAA), which requires that apartment communities first occupied after March 13, 1991 be accessible to handicapped residents and visitors. Compliance with the FHAA could require removal of structural access barriers to the handicapped in a community, including the interiors of apartment units covered under the FHAA.
          Recently there has been heightened scrutiny of compliance of the ADA and FHAA by multifamily housing communities, and an increasing number of substantial enforcement actions and private lawsuits have been brought against apartment communities to ensure compliance with these requirements. Noncompliance with the ADA and FHAA could result in the imposition of fines, awards of damages to private litigants, payment of attorneys’ fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation.
We own age-restricted community properties, and we may incur liability by failing to comply with the FHAA, the Housing for Older Persons Act or certain state regulations, which may affect cash available for distributions.
          All of the age-restricted community properties we own or acquire in the future must comply with the FHAA and the Housing for Older Persons Act (HOPA). The FHAA prohibits housing discrimination based upon familial status, which is commonly referred to as age-based discrimination. However, under HOPA there are exceptions for housing developments that qualify as housing for older persons. In order for housing developments to qualify as housing for older persons, HOPA requires all residents of such property be 62 years of age or older or at least 80% of the occupied units are occupied by at least one person who is 55 years of age or older. HOPA also requires that property publish and adhere to policies and procedures that demonstrate this required intent and comply with rules issued by the United States Department of Housing and Urban Development for verification of occupancy. In addition, certain states require that age-restricted housing community properties register with the state. Noncompliance with the FHAA, HOPA and state registration requirements could result in the imposition of fines, awards of damages to private litigants, payment of attorneys’ fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation.
We may acquire property is “AS IS,” which increases the risk of an investment that requires us to remedy defects or costs without recourse to the prior owner.
          In the future, we may acquire real estate properties “as is” with only limited representations and warranties from the property seller regarding matters affecting the condition, use and ownership of the property. As a result, if defects in the property (including any building on the property) or other matters adversely affecting the property are discovered, we may not be able to pursue a claim for any or all of its damages against the property seller. Such a situation could negatively affect our results of operations.
We may engage in leaseback transactions, which involve risks including a failure to qualify as a REIT.
          In the future, we may purchase real estate properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such leaseback transactions to be characterized as a “true lease” so that we will be treated as the owner of the property for federal income tax purposes, we cannot assure you that the IRS will not challenge such characterization. If any such recharacterization were successful, deductions for depreciation and cost recovery relating to such real property would be disallowed, interest and penalties could be assessed by the IRS and it is possible that, under some circumstances, we could fail to qualify as a REIT as a result.

We rely on affiliated and outside property managers to properly manage and lease our properties.
          The Advisor and an affiliate of the Advisor serve as our main property managers, and the Advisor has hired and intends to hire other affiliates and/or third parties to serve as additional property managers, to manage our properties and act as leasing agents to lease vacancies in our real estate properties. These property managers will have significant decision-making authority with respect to the management of our properties. Our ability to direct and control how our properties are managed may be limited. We will not, and the Advisor will not as to its affiliates and third party property managers, supervise any of the property managers or any of their respective personnel on a day-to-day basis. Thus, the success of our business may depend in large part on the ability of our property managers to manage the day-to-day operations and their ability to lease vacancies in our properties. Any adversity experienced by our property managers could adversely impact the operation and profitability of our properties and, consequently, our ability to achieve our investment objectives.
Risks Related to Investments in Real Estate Related Assets
          Currently, we do not intend to invest in real estate related assets, and our investment portfolio contains only a nominal percent of real estate related assets. However, if in the future we do invest in real estate related assets, the following risk factors would apply.
Investments in real estate related equity assets could involve higher risks than other investments, which could adversely affect our operations and ability to make distributions.
          We may invest in common and preferred stock of both publicly traded and private real estate companies, including REITs, which involves a higher degree of risk than debt securities due to a variety of factors, including that such investments are subordinate to creditors and are not secured by the issuer’s property. Our investments in real estate related equity securities will involve special risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer. Issuers of real estate related common equity securities generally invest in real estate or real estate related assets and are subject to the inherent risks associated with real estate discussed in this Form 10, including risks relating to rising interest rates.
The value of real estate related securities may be volatile and could cause the value of the trust’s shares to fluctuate, adversely affect our business operations and our ability to make distributions.
          The value of real estate related securities, including those of REITs, fluctuates in response to issuer, political, market and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments and they can affect a single issuer or multiple issuers within an industry or economic sector or geographic region or the market as a whole. The real estate industry is sensitive to economic downturns. The value of securities of companies engaged in real estate activities can be affected by changes in real estate values and rental income, property taxes, interest rates and tax and regulatory requirements. In addition, the value of a REIT’s equity securities can depend on the structure and amount of cash flow generated by the REIT. Fluctuations in value of securities offered by the trust may cause the value of the trust shares to vary regardless of the performance of the trusts real estate assets, adversely affect our business operations and our ability to make distributions.
Investments in commercial mortgage-backed securities have similar risks to mortgage loans, and we could be adversely affected if the value of such investments decrease due to repayment changes or non-payment.
          Commercial mortgage-backed securities are bonds which evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage-backed securities we may invest in will be subject to all the risks of the underlying mortgage loans, including the risks of prepayment or non-payment.
          The value of commercial mortgage-backed securities may be adversely affected when repayments on underlying mortgage loans do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of commercial mortgage-

backed securities also may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, commercial mortgage-backed securities are subject to the credit risk associated with the performance of the underlying mortgage properties.
          Commercial mortgage-backed securities are also subject to several risks created through the securitization process. Certain subordinate commercial mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate commercial mortgage-backed securities will not be fully paid. Subordinate securities of commercial mortgage-backed securities are also subject to greater risk than those commercial mortgage-backed securities that are more highly rated.
Investments in mortgage instruments could adversely affect our business operations if the values of the underlying properties decrease or there are repayment defaults.
          If we make investments in mortgage loans, we will be at risk of loss on those investments, including losses as a result of defaults on mortgage loans. These losses may be caused by many conditions beyond our control, including general prevailing local, national and global economic conditions; economic conditions affecting real estate values; changes in specific industry segments; tenant defaults and lease expirations; financial condition of tenants; changes in use of property; shift of business processes and functions offshore; declines in regional or local real estate values, or rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; competition from comparable types of properties and property management decisions.
          If we acquire a property by foreclosure following defaults under our mortgage loan investments, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our ability to achieve our investment objectives. We do not know whether the values of the property securing any of our real estate securities investments will remain at the levels existing on the dates we initially make the related investment. If the values of the underlying properties drop, our risk will increase and the values of our interests may decrease. Further, seeking available remedies could be a time-consuming and expensive process and would increase the costs associated with holding such mortgage and reducing our cash available for distributions to our shareholders.
If there are delays in liquidating defaulted mortgage loan investments, we could be required to incur additional expenses to pursue such remedies, which could adversely affect our operations.
          If there are defaults under our mortgage loan investments, we may not be able to foreclose on or obtain a suitable remedy with respect to such investments. Specifically, we may not be able to repossess and sell the underlying properties quickly, which could reduce the value of our investment. For example, an action to foreclose on a property securing a mortgage loan is regulated by state statutes and rules and is subject to many of the delays and expenses of lawsuits if the defendant raises defenses or counterclaims. Additionally, in the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan. Therefore, we may experience a delay in liquidating the investment and return of the funds to invest in new investments.
Investments in mezzanine loans may involve higher risks, and we may not be able to obtain full recourse if the investment becomes unsecured or the assets of the entity providing the pledge become insufficient to satisfy the loan.
          We may invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than long-term senior first-lien mortgage loans secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.
Investments subject to interest rate risks may decline in value due to changes in the market interest rates, which could adversely affect the value of our assets.
          Interest rate risk is the risk that fixed income securities such as preferred and debt securities, and to a lesser extent dividend paying common stocks, will decline in value due to changes in market interest rates. When market interest rates rise, the fair value of such securities tend to decline, and vice versa. Our investment in such securities means that the net asset value and market price of our shares may tend to decline if market interest rates rise.
          During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below-market interest rate, increase the security’s duration and reduce the value of the security. During periods of declining interest rates, an issuer may be able to exercise an option to prepay principal earlier than scheduled. If this occurs, we may be forced to reinvest in lower yielding securities. Preferred and debt securities frequently have call features that allow the issuer to repurchase the security prior to its stated maturity. An issuer may redeem an obligation if the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. These risks may reduce the value of our real estate related securities investments.
Investments in illiquid investments could adversely affect the value of our assets if we are unable to resell the investments when desired to protect ourselves from changes in market or economic conditions.
          We may purchase real estate related securities in connection with privately negotiated transactions that are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. Any mezzanine and bridge loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater risk of our inability to recover loaned amounts in the event of a borrower’s default.
Liquidation prior to the maturity of our real estate securities investments could require us to sell on unfavorable terms and for a lower price than anticipated if held to maturity.
          Our Board of Trustees may choose to liquidate our assets, including our real estate related securities investments. If we liquidate those investments prior to their maturity, we may be forced to sell those investments on unfavorable terms or at a loss during a time when prevailing interest rates are higher than the interest rates of such mortgage loans, whereby we would sell such investments at a discount to their stated principal values.
Risks Related with Our Indebtedness and Financing
Current market conditions could adversely affect our ability to obtain financing.
          As a REIT, we are required to distribute at least 90% of our taxable income (excluding net capital gains) to our shareholders in each taxable year, and thus our ability to retain internally generated cash is limited. Accordingly, our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties or to sell other properties. We may incur mortgage debt and pledge some or all of our properties as security for that debt in order to obtain funds to acquire additional properties or for working capital. We may also obtain a line of credit to provide a flexible borrowing source of funds.
          Market fluctuations and disruptions in the credit markets could significantly affect our ability to access capital. Recent bankruptcy, insolvency or restructuring of certain financial institutions have negatively impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of various types of debt financing. It has also resulted in the tightening of underwriting standards by lenders and credit rating agencies and a significant inventory of unsold collateralized mortgage backed securities in the market. Reductions in our available borrowing capacity, or inability to establish a credit facility when required or when business conditions warrant, could then limit the number, size and quality of properties we could acquire or the amount of improvements we could make on acquired properties, which could materially affect our ability to achieve our investment objectives and may result in price or value decreases of our real estate assets.
We will incur mortgage indebtedness and other borrowings, which will increase our business risks.
          We have obtained mortgage loans on many of our properties so that we can use our capital to acquire additional real estate properties and make improvements on the properties. However, we may not incur indebtedness of more than 300% of our net assets, unless such excess is approved by a majority of our trustees. High debt levels will cause us to incur higher interest charges, which would result in higher debt service payments and could be accompanied by restrictive covenants. If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on that property, then the amount available for distributions to shareholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of our shareholders’ investment. For tax purposes, a foreclosure on any of our properties will be treated as: (1) if the foreclosed debt is nonrecourse, a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage or (2) if the foreclosed debt is recourse, a sale of the property for a purchase price equal to its fair market value and as cancellation of debt income to the extent, if any, that the outstanding debt balance exceeds the fair market value. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we will recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt on behalf of our operating partnership, whereby we will be responsible to the lender for satisfaction of the debt if it is not paid by our operating partnership. If any mortgage contains cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our shareholders will be adversely affected.
We may face difficulties in refinancing loans involving balloon payment obligations.
          Some of our mortgage loans require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing, to refinance the debt or our ability to sell the particular property. If we try and refinance the debt, we may not be able to obtain terms as favorable as the original loan. Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rate that will be obtained upon refinancing in subsequent years may be higher than that of the original loan. If we are not able to refinance the debt, or on acceptable terms, we may be required to sell the mortgaged property at a time which may not permit realization of the maximum return on such property. The effect of a refinancing or sale could affect the rate of return to shareholders and the projected time of disposition of our assets.
Lenders may require restrictive covenants relating to our operations, which may adversely affect our flexibility and our ability to achieve our investment objectives.
          Some of our mortgage loans on our properties impose restrictions on us that affect our distribution and operating policies, our ability to incur additional debt and our ability to resell interests in the property. Loan documents may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, replace the Advisor or the property manager, or terminate certain operating or lease agreements related to the property. Such restrictions may limit our ability to achieve our investment objectives.
Increases in interest rates on variable rate debt incurred by us will reduce cash available for distribution to our shareholders.
          If we incur variable rate debt, increases in interest rates would increase our interest costs, which would reduce our cash flows and our ability to make distributions to our shareholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments.
Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

          We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. Any income from a hedging transaction to manage risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by us to acquire or own real estate assets, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, including gain from the disposition of such a transaction, will be disregarded for purposes of the 75% and the 95% gross income tests. If applicable, there also are rules for disregarding income for purposes of the 75% and the 95% gross income tests with respect to hedges of certain foreign currency risks. To the extent we enter into other types of hedging transactions, the income from those transactions likely will be treated as nonqualifying income for purposes of both the 75% and the 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.
Complying with REIT requirements may limit our ability to hedge liabilities through tax-efficient means.
          The REIT provisions of the Code substantially limit our ability to hedge liabilities. Because we conduct substantially all of our operations through our operating partnership, any income from a hedging transaction that is entered into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets will not constitute gross income to us for purposes of the 75% or 95% gross income test. To the extent our operating partnership enters into other types of hedging transactions, the income from those transactions is likely to be treated as nonqualifying income to us for purposes of the 75% and 95% gross income tests. As a result, we may be required to limit the operating partnership’s use of advantageous hedging techniques or to implement hedges through certain taxable corporations. This could increase the costs of hedging activities because any taxable corporation would be subject to tax on gains or expose the operating partnership to greater risks associated with changes in interest rates than is otherwise desirable. In addition, losses of a taxable corporation will generally not be deductible by the operating partnership and will generally only be available to offset future taxable income of such corporation.
We may structure acquisitions of property in exchange for limited partnership units in our operating partnership on terms that could limit our liquidity or our flexibility.
          We may acquire properties by issuing limited partnership units in our operating partnership to contributors of property. If we enter into such transactions, in order to induce the property owners to accept limited partnership units rather than cash, it may be necessary for us to provide them with additional incentives. For instance, our operating partnership’s Agreement of Limited Liability Limited Partnership (“LLLP Agreement”) provides that any holder of limited partnership units may exchange such units for our shares on a one-for-one exchange basis.
          We may, however, enter into additional contractual arrangements with contributors of property under which we would agree to redeem a contributor’s units for our shares or cash, at the option of the contributor, at set times. If the contributor required us to redeem units for cash pursuant to such a provision, it would limit our liquidity and thus our ability to use cash to make other investments, satisfy other obligations or pay distributions. Moreover, if we were required to redeem units for cash at a time when we did not have sufficient cash to fund the redemption, we might be required to sell one or more properties to raise funds to satisfy this obligation or seek short-term financing. Furthermore, in order to allow a contributor of a property to defer taxable gain on the contribution of property to our operating partnership, we might agree not to sell a contributed property for a defined period of time or until the contributor exchanged the contributor’s units for cash or our shares. Such an agreement would prevent us from selling those properties, even if market conditions made such a sale favorable to us.
Risks Related to Our Structure
There are limitations on ownership of our common shares of beneficial interest, which could discourage a takeover transaction even if it is beneficial to our shareholders.
          Our Amended Declaration of Trust provides that no person may own more than 9.9% of our outstanding common shares of beneficial interest. Even if a shareholder did not acquire more than 9.9% of our shares, the shareholder may become subject to such restrictions if redemptions by other shareholders cause the holdings to exceed 9.9% of our outstanding shares. This limitation may have the effect of delaying, deferring or preventing a transaction or a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our shareholders, even if it would be in the best interest of our shareholders. The ownership limits and restrictions on transferability will continue to apply until our Board of Trustees determines that it is no longer in our best interest to continue to qualify or seek to qualify as a REIT.
Our shareholders may experience dilution if we or our operating partnership issues additional securities.
          Our shareholders do not have preemptive rights to any shares issued by us in the future. If we sell additional shares in the future to raise capital, issue additional shares pursuant to a distribution reinvestment plan or issue shares in exchange for limited partnership units pursuant to our exchange rights under the LLLP Agreement of our operating partnership, our shareholders will experience dilution of their equity investment in us. In addition, if our operating partnership sells additional securities or issues additional securities in connection with a property acquisition transaction, we would, and indirectly our shareholders would, experience dilution in its equity position in the operating partnership.
Our shareholders have limited control over our operation, and the Board of Trustees has the sole power to appoint and terminate the Advisor.
          Our Board of Trustees has the sole authority to determine our major policies, including our policies regarding financing, growth, investment strategies, debt capitalization, REIT qualification, distribution, and to take certain actions including acquiring or disposing of real estate and real estate related investments, distribution declaration and the election or removal of the Advisor. Our shareholders do not have the right to remove the Advisor, but have the right to elect and remove trustees. Under the Amended Declaration of Trust, our trustees may not do the following without the approval of the holders of a majority of the outstanding common shares of beneficial interest:
•	Amend the Amended Declaration of Trust, except for amendments which do not adversely affect the rights, preference and privileges of shareholders;

•	Sell all or substantially all of our assets other than in the ordinary course of business or in connection with a liquidation and dissolution;

•	Conduct a merger or other reorganization of the trust; or

•	Dissolve or liquidate us.
In addition, the shareholders have the right, without the concurrence of the Board of Trustees, to terminate the trust and liquidate our assets or amend the Amended Declaration of Trust.
Shareholders will have a limited role in determining our investments and must rely on our Advisor and oversight by the Board of Trustees.
          For future acquisitions identified by our Advisor, the Board of Trustees has the authority to approve such investment acquisitions without shareholder approval. Therefore, shareholders will not be able to evaluate the terms of future investment acquisitions, their economic merit or other relevant financial data before we acquire such investments. The shareholders must rely entirely on the oversight of our Board of Trustees, the management ability of our Advisor and the performance of the property managers.
We may issue common shares of beneficial interest with more favorable terms than the outstanding shares without shareholder approval.
          Under our Amended Declaration of Trust, our Board of Trustees has the authority to establish more than one class or series of shares and to fix the relative preferences and rights regarding conversion, voting powers, restrictions, limitations as to dividends and other distributions, and terms or conditions of redemption of such different classes or series without shareholder approval. Thus, our Board could authorize the issuance of a class or series of shares with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our outstanding common shares of beneficial interest. Such class or series of shares could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide a premium price to holders of our shares, even if it would be in the best interest of our shareholders.
Shareholders could incur current tax liability on distributions they elect to reinvest in our stock, and may have to use separate funds to pay their tax liability.
          If we implement a distribution reinvestment plan and our shareholders participate in such a plan, the shareholders will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares to the extent the amount reinvested was not a tax-free return of capital. In addition, our shareholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value. As a result, unless shareholders are a tax-exempt entity, they may have to use funds from other sources to pay their tax liability on the value of the shares received.
Our trustees, officers, Advisor and its affiliates have limited liability to us and our shareholders, and may have the right to be indemnified under certain conditions.
          Our Amended Declaration of Trust provides that our trustees, officers, Advisor and its affiliates will not be held liable for any loss or liability suffered by the us if: (1) the trustee, officer, Advisor or its affiliate determines in good faith that its actions or inactions were in the best interest of the trust, (2) such actions were taken on behalf of the trust and (3) such liability or loss was not the result of: (a) negligence or misconduct by a trustee (other than an independent trustee), the Advisor or its affiliate or (b) gross negligence or willful misconduct by an independent trustee. Moreover, we are required to indemnify our trustees, officers, the Advisor and its affiliates, subject to limitations stated in the Amended Declaration of Trust. As a result, we and our shareholder have limited rights against our trustees, officers, the Advisor and its affiliates than might otherwise exist under common law, which could reduce our and our shareholders’ recovery from these persons. In addition, we may be obligated to fund the defense costs incurred by such parties in some cases, which would decrease the cash otherwise available for distributions to our shareholders.
There may be conflicts of interest between us and our shareholders on one side and our operating partnership and its limited partners on the other side.
          Our trustees and officers have duties to us and our shareholders in connection with their management of the trust. At the same time, we, as general partner will have fiduciary duties to our operating partnership and its limited partners in connection with the management of the operating partnership. Our duties as general partner of the operating partnership may come into conflict with the duties of our trustees and officers to the trust and our shareholders. The LLLP Agreement of our operating partnership expressly limits our liability for monetary damages by providing that we will not be liable for losses sustained, liabilities incurred or benefits not derived if we acted in good faith. In addition, our operating partnership is required to indemnify us and our trustees and officers from and against any and all claims arising from operations of our operating partnership, unless it is established that: (1) the act or omission was material and committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified party received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. The LLLP Agreement also provides that we will not be held responsible for any misconduct or negligence on the part of any agent appointed by us in good faith.
If we are deemed to be an investment company under the Investment Company Act, our shareholders’ investment return may be reduced.
          We are not registered as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”) based on exceptions that we believe are available to us. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:
•	Limitations on capital structure;

•	Restrictions on specified investments;

•	Requirements that we add directors who are independent of us, our Advisor and its affiliates;

•	Restrictions or prohibitions on retaining earnings;

•	Restrictions on leverage or senior securities;

•	Restrictions on unsecured borrowings;

•	Requirements that our income be derived from certain types of asset;

•	Prohibitions on transactions with affiliates; and

•	Compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.
          Registration as an investment company would be costly, would subject us to a host of complex regulations, and would divert the attention of management from the conduct of our business. If the SEC or a court of competent jurisdiction were to find that we are required, but in violation of the Investment Company Act had failed, to register as an investment company, possible consequences include, but are not limited to, the following: (i) the SEC could apply to a district court to enjoin the violation; (ii) our shareholders could sue us and recover any damages caused by the violation; (iii) any contract to which we are party that is made in, or whose performance involves a, violation of the Investment Company Act would be unenforceable by any party to the contract unless a court were to find that under the circumstances enforcement would produce a more equitable result than non-enforcement and would not be inconsistent with the purposes of the Investment Company Act; and (iv) criminal and civil actions could be brought against us. Should we be subjected to any or all of the foregoing, we would be materially and adversely affected.
There is no public trading market for our shares, nor do we expect one to develop, which may negatively impact a shareholders ability to sell their shares and the price at which shares may be sold.
          There is no public market for the shares. In addition, the price shareholders may receive for the sale of their shares is likely to be less than the proportionate value of our investments. If our shareholders are able to find a buyer for their shares, they may have to sell them at a substantial discount from the price they purchased the shares. Consequently, shareholders may not be able to liquidate their investments in the event of emergency or for any other reason. Therefore, ownership of our common shares is a long-term investment.
Shareholders may not be able to have their shares redeemed under the Share Redemption Program, and if shareholders do redeem their shares, they will not receive the current value of the shares.
          We have adopted a share redemption program. However, there can be no assurance that we will have sufficient funds available at the time of any request to honor a redemption request. In addition, our Board of Trustees may terminate the program at any time without shareholder approval. Shares redeemed under this program may be purchased at a discount to the current price of the shares or to the price paid for such shares by the shareholder, based on the amount of time such shares were held before being redeemed. Therefore, shareholders may not receive the amount they paid for the shares and may receive less by selling their shares back to us than they would receive if they were to sell their shares to other buyers.
There will be transfer restrictions on the shares, and we do not plan to register the shares for resale.
          We have not registered our shares under federal or state securities laws, but rather we have sold the shares in reliance on exemptions under applicable federal and state securities laws Therefore, the shares may be “restricted securities” and may not be resold unless they are subsequently registered under the 1933 Act and applicable state securities laws or pursuant to exemption from such registration requirements or may have other transfer restrictions based on the exemption relied on for the sale of the shares. We are not obligated to, nor do we currently plan to, register the shares for resale.

ITEM 2. FINANCIAL INFORMATION
Selected Financial Data
          The following table sets forth our selected consolidated financial information and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the notes thereto, both of which appear elsewhere in this Form 10.
(in thousands except per share data)

December 31,
	2006	2007	2008	2009	2010

BALANCE SHEET DATA:
Total assets	$56,265	$149,389	$273,913	$326,150	$343,982
Mortgage loans payable, net	$33,353	$76,815	141,532	190,965	192,172
Total liabilities	38,292	81,101	152,496	200,300	204,319
Stockholders’ equity	17,973	68,289	121,417	125,849	139,663

		Year Ended December 31,
	2006	2007	2008	2009	2010
STATEMENT OF OPERATIONS DATA:
Rental income	$5,123	$10,541	$26,440	$39,417	$43,438
Operating expenses	1,704	3,744	22,308	33,309	36,674
Interest	1,929	3,316	7,256	10,354	11,628
Depreciation and amortization	1,010	2,153	5,021	7,718	9,014
Total expenses	4,643	9,212	23,158	35,066	38,577
Total other income (expense)	86	284	416	1,999	897
Loss on impairment of property	—	—	—	(312)	(363)
Discontinued operations	—	—	345	—	1,854

Net income	566	1,613	4,042	6,351	7,613

Noncontrolling interest in income	(259)	(912)	(2,991)	(4,992)	(5,740)

Net income attributable to INREIT	$307	$701	$1,052	$1,358	$1,872

Net income per common share	$0.37	$0.42	$0.45	$0.51	$0.59
Weighted average shares outstanding	837,598	1,664,053	2,322,468	2,659,825	3,190,716

STATEMENT OF CASH FLOWS DATA:
Cash flows provided by operating activities	$1,843	$3,083	$8,653	$11,274	$14,700
Cash flows used in investing activities	(10,081)	(8,489)	(17,494)	(34,941)	(17,449)
Cash flows provided by financing activities	8,932	10,084	15,518	20,284	4,057

OTHER DATA
Distributions declared (shares)	$1,129	$1,314	$1,741	$2,010	$2,511
Distributions declared per share	.6875	.7150	.7350	.7450	.7700

Management’s Discussion and Analysis of Financial Condition and Results of Operations
          The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and the notes thereto. Historical results and trends which might appear in our consolidated financial statements should not be interpreted as being indicative of our future operations. We consider portions of this report to be “forward-looking” with respect to our expectations for future periods. Forward-looking statements do not discuss historical fact, but instead include statements related to expectations, projections, intentions and other items relating to the future.
Overview
          We operate as a real estate investment trust (“REIT”) with administrative offices in Minot and Fargo, North Dakota, formed to own, operate and acquire income producing real estate properties. We presently own 81 commercial properties.
Property Portfolio
          As of December 31, 2010, we owned the following number of residential units:
•	2,219 units in Fargo, North Dakota.

•	204 units in West Fargo, North Dakota.

•	533 units in Grand Forks, North Dakota.

•	470 units in Bismarck, North Dakota.

•	14 units in Hawley, Minnesota.

•	316 units in Omaha, Nebraska.

•	16 unit assisted living facility in Williston, North Dakota.

•	193 unit assisted living facility in Bismarck, North Dakota.
          Also as of December 31, 2010, we owned the following commercial properties covering the square footage described below in our portfolio:
•	15,010 square foot office building in Minot, North Dakota.

•	38,300 square foot retail complex in Norfolk, Nebraska.

•	15,000 square foot office and retail complex in Fargo, North Dakota.

•	28,500 square foot office and retail complex in Fargo, North Dakota.

•	30,200 square foot retail facility in Waite Park, Minnesota.

•	17,000 square foot office building in Fargo, North Dakota.

•	124,306 square foot office complex in Fargo, North Dakota.

•	10,810 square foot office building in St. Cloud, Minnesota.

•	95,961 square foot office building in Duluth, MN.

•	11,973 square foot office building in Fargo, North Dakota.

•	21,492 square foot office building and 1,625 square foot storage area in Grand Forks, North Dakota.

•	102,448 square foot office building in Edina, Minnesota.

•	5,043 square foot restaurant in Bloomington, Minnesota.

•	5,068 square foot restaurant in Coon Rapids, Minnesota.

•	4,936 square foot restaurant in Savage, Minnesota.

•	7,296 square foot restaurant in Austin, Texas.

•	15,400 square foot commercial building in Mandan, North Dakota.
          Our operating partnership is the 100% owner of Grand Forks INREIT, LLC, which owns a 1/3 interest as a tenant in common of Grand Forks Marketplace Retail Center. Our operating partnership is also the 50% owner of Marketplace Investors, LLC, which owns a 1/3 interest as a tenant in common of Grand Forks Marketplace Retail Center. Grand Forks Marketplace Retail Center has approximately 183,000 square feet of commercial space in Grand Forks, North Dakota.

          Our operating partnership is the owner of INREIT 32nd, LLC, which owns and leases a commercial building with approximately 31,000 square feet of rental space in Fargo, North Dakota.
          Our operating partnership is the owner of Autumn Ridge INREIT, LLC, which owns and leases two 36 unit residential apartment buildings in Grand Forks, North Dakota.
          Our operating partnership owns a 34.67% interest as a tenant in common of a 136 unit apartment complex located in Bismarck, North Dakota.
          Our operating partnership owns a 2/3 interest as a tenant in common of a commercial building with approximately 75,000 square feet of rental space in Fargo, North Dakota.
          Our operating partnership is the owner of Bismarck Interstate INREIT, LLC, which owns and leases two commercial buildings with approximately 75,000 square feet of rental space in Bismarck, North Dakota.
          Our operating partnership is the owner of INREIT Somerset, LLC, which owns and leases a 75 unit residential apartment buildings in Fargo, North Dakota.
          Our operating partnership is the owner of INREIT Stonybrook, LLC, which owns and leases a 142 unit residential apartment buildings in Omaha, Nebraska.
          INREIT Properties, LLLP is the owner of INREIT Alexandria, LLC, INREIT Batesville, LLC, INREIT Fayetteville, LLC, and INREIT Laurel, LLC which own a total of four separate commercial properties totaling 58,750 square feet. These properties are located in Alexandria, Louisiana, Batesville, Arkansas, Fayetteville, Arkansas, and Laurel, Mississippi.
          Our operating partnership is the owner of INREIT BL Mankato, LLC, INREIT BL Janesville, LLC, INREIT BL Eau Claire, LLC, INREIT BL Stevens Point, LLC, INREIT BL Sheboygan, LLC, INREIT BL Oshkosh, LLC, INREIT BL Onalaska, LLC, INREIT BL Grand Forks, LLC, INREIT BL Marquette, LLC, and INREIT BL Bismarck, LLC, which own a total of ten separate commercial properties totaling 124,686 square feet. These properties are located in Mankato, Minnesota; Janesville, Wisconsin; Eau Claire, Wisconsin; Stevens Point, Wisconsin; Sheboygan, Wisconsin; Oshkosh, Wisconsin; Onalaska, Wisconsin; Grand Forks, North Dakota; Marquette, Michigan; and Bismarck, North Dakota.
          Our operating partnership is the 81.25% owner of Eagle Run Partnership, which owns and leases 144 unit residential apartment building in West Fargo, North Dakota.
          Updated information is discussed in the “Item 3 — Properties” section of this Form 10.
Critical Accounting Policies and Estimates
          Our discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, known as GAAP. These accounting principles require management to make some complex and subjective decisions and assessments. Our most critical accounting policies involve decisions and assessments, which could significantly affect our reported assets, liabilities and contingencies, as well as our reported revenues and expenses. We believe that the decisions and assessments upon which our financial statements are based were reasonable at the time made based upon information available to us at that time. We evaluate these decisions and assessments on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions. For a summary of all our significant accounting policies, see Note 2 to our Consolidated Financial Statements included elsewhere in this report. We have identified our most critical accounting policies to be the following:
Revenue Recognition

     Housing units are rented under short-term lease agreements. Commercial space is rented under long-term lease agreements.
     We derive approximately 95% of our revenues from tenant rents and other tenant-related activities. Tenant rents include base rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities), and straight-line rents. We record base rents on a straight-line basis, which means that the monthly base rent income according to the terms of our leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. We receive payments for these reimbursements from substantially all of our multi-tenant commercial tenants throughout the year based on estimates. Differences between estimated recoveries and the final billed amounts, which are immaterial, are recognized in the subsequent year.
Acquisitions
     Acquisitions are accounted for utilizing the purchase method for business combinations, and accordingly, the acquired properties’ results are included in our results of operations from the respective dates of acquisition. Appraisals, estimates of cash flows and valuation techniques are used to allocate the purchase price of acquired property between land, land improvements, buildings and improvements, furniture, fixtures and equipment and identifiable intangibles such as amounts related to in-place leases.
Federal Income Taxes
     We have elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code. A REIT calculates taxable income similar to other domestic corporations, with the major difference being that a REIT is entitled to a deduction for dividends paid. A REIT is generally required to distribute each year at least 90 percent of its taxable income. If it chooses to retain the remaining 10 percent of taxable income, it may do so, but it will be subject to a corporate tax on such income.
     We intend to continue to qualify as a real estate investment trust as defined by the Internal Revenue Code and, as such, will not be taxed on the portion of the income that is distributed to shareholders. In addition, we intend to distribute all of our taxable income. Therefore, no provision or liability for income taxes has been recorded in the financial statements.
     INREIT Properties, LLLP is organized as a limited liability limited partnership. Income or loss is allocated to the partners in accordance with the provisions of the Internal Revenue Code 704(b) and 704(c). In general, UPREIT status allows nonrecognition of gain by an owner of appreciated real estate if that owner contributes the real estate to a partnership in exchange for partnership interest. The conversion of partnership interest to shares of beneficial interest in the REIT will be a taxable event to the limited partner.
New Accounting Pronouncements
     In December 2007, the FASB issued Accounting Standards Codification Topic ASC 810-10. ASC 810-10 changes the accounting and reporting for minority interests. Minority interests will be re-characterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. Effective January 1, 2009, we adopted ASC 810-10.
     In December 2007, the FASB issued an update to its guidance on accounting for business combinations. The amended guidance significantly changes the accounting for and reporting of business combination transactions in consolidated financial statements. The amended guidance requires an acquiring entity to recognize acquired assets and liabilities assumed in a transaction at fair value as of the acquisition date, changes the disclosure requirements for business combination transactions and changes the accounting treatment for certain items, including contingent consideration agreements which are required to be recorded at acquisition date fair value and acquisition costs which are required to be expensed as incurred. We adopted this guidance on January 1, 2009. We believe that such adoption could materially impact our future financial results to the extent that we acquire significant amounts of real estate, as related acquisition costs will be expensed as incurred compared to our former practice of capitalizing such costs and amortizing them over the estimated useful life of the assets acquired.
     In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This update clarifies and improves financial reporting by entities involved with variable interest entities. This update is effective as of the beginning of the annual period beginning after November 15, 2009.
     In December 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-29 (ASU 2010-29), Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations. This Accounting Standards Update requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The amendments in this Update affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2010-29 to have a material effect on its financial position, results of operations or cash flows.
     We adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10, on January 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of December 31, 2009, the unrecognized tax benefit accrual was zero.
Liquidity and Capital Resources
Cash and Cash Equivalents
     On December 31, 2010, we had approximately $10.0 million in cash and cash equivalents compared to approximately $8.7 million at December 31, 2009 and $12.1 million at December 31, 2008. We intend to use this cash to make additional acquisitions and for general corporate purposes.
     Our cash and cash equivalents are held in accounts managed by third party institutions and consist of invested cash and cash in our operating accounts. During 2010 and 2009, we did not experience any loss or lack of access to our cash or cash equivalents.
     Our liquidity needs consist primarily of cash distributions to shareholders, facility improvements, property acquisitions, principal and interest payments under our borrowings and non-recurring expenditures. Our primary source of funding has historically consisted of proceeds from mortgage loans and sales of our securities. Payment of distributions are from cash flow of the operating partnership.
     We have historically met our short-term liquidity requirements with a combination of net cash flows provided by operating activities and, when necessary, draws on our line of credit. The Advisor considers our ability to generate cash from property operating activities, cash from financing existing properties that previously were not mortgaged, and if necessary draws from our line of credit as adequate to meet our operating requirements and to make distributions to shareholders.
     We believe we will have sufficient funds from these sources for the operation of our business over the next twelve months. During 2010, we generated $14.7 million in net cash from operating activities, and had available approximately $10.0 million in cash or cash equivalents as of December 31, 2010. In addition, we believe we have the ability to address unforeseen liquidity shortfall with our existing line of credit along with the ability to refinance or mortgage properties in the portfolio that currently are not mortgaged or subject to existing debt.
     We have approximately $12.4 million in mortgage notes that will mature and become due in 2011. We anticipate that we will pay such obligations with cash generated from property operations as well as from proceeds from mortgage loans. As of December 31, 2010, we have five multi-family properties and five commercial properties with no existing encumbrances. We plan to finance these properties and use a portion of the cash to pay down our debt and purchase new properties.
     During 2010, 2009, and 2008, expenses for routine maintenance, improvements, and renovations to properties were funded from cash flows from property operations. These expenditures were approximately $4.2 million in 2010, $4.0 million in 2009, and $2.7 million in 2008.
Operating Activities
     For the twelve months ended December 31, 2010, cash flow provided by operating activities was $14.7 million, which was primarily the result of net income of $7.6 million and additions of $8.3 million depreciation expense and $0.9 million of amortization expense. These amounts were principally offset by the gain on sale of property of $2.0 million.
     Cash flow provided by operating activities for the year ended December 31, 2009 was $11.3 million. which was primarily the result of net income of $6.4 million and $7.2 million of depreciation expense. These amounts were principally offset by rent incentive of $1.5 million.
     The increase in net cash flow from operating activities when comparing the year ended December 31, 2010 with the year ended December 31, 2009 was primarily attributable to an increase in income of approximately $1.2 million and a decrease of $1.5 million in rent incentive from 2009 to 2010.
     Net cash generated from operating activities for the year ended December 31, 2009 was $11.3 million compared with $8.7 million for the year ended December 31, 2008. The increase in cash generated from operating activities was primarily a result of an increase of approximately $2.2 million in depreciation expense and $2.0 million in net income attributable to the non controlling interest, offset in part by a $1.5 million decrease related to rental incentives.
Investing Activities
     For the year ended December 31, 2010, cash used for investing activities was $17.4 million, which primarily related to purchases of properties of $19.0 million. For the year ended December 31, 2009, cash used for investing activities was $34.9 million, which primarily related to purchase of properties of $30.2 million.
     The decrease in cash used for investing activities when comparing year ended December 31, 2010 to the prior year ended December 31, 2009 was the result of a decrease in the cash used for the addition of properties to our portfolio of $17.8 million, partly offset by $1.3 million of proceeds received from the sale of securities during the year ended December 31, 2009.
     Net cash used in investing activities was approximately $34.9 million in the year ended December 31, 2009. Net cash used in investing activities during the year ended December 31, 2008 was approximately $17.6 million, which consisted of the purchase of properties and improvements totaling $27.6 million reduced by the cash acquired with these properties of $3.6 million.
Financing Activities
     For the year ended December 31, 2010, cash from financing activities was $4.1 million. Cash from financing activities was primarily the result of proceeds from issuance of shares of $10.7 million and proceeds from issuance of mortgage notes payable of $21.7 million, offset primarily by distributions paid of $8.5 million and payments on mortgage notes payable of $17.4 million.
     For the year ended December 31, 2009, cash provided by financing activities was $20.3 million. Cash provided by financing activities was primarily the result of proceeds from long term debt borrowings $34.1 million, offset by payments for repurchases of shares of $2.9 million and distributions paid of $7.6 million.
     The decrease in cash provided by financing activities when comparing the year ended December 31, 2010 against the year ended December 31, 2009 was the result of a decrease in proceeds received from long-term debt borrowings and increase in the payments made on mortgage notes payable in 2010 when compared to 2009.
     For the year ended December 31, 2009, cash provided by financing activities was $20.3 million. Net cash provided by financing activities for the year ended December 31, 2008 was approximately $15.5 million, which primarily consisted of $22.6 million net proceeds mortgage notes payable and $4.2 million proceeds from the sale of our stock, offset by distributions of $4.6 million to shareholders and noncontrolling interests and payment of $3.2 million for syndication costs.
Debt
     As of December 31, 2010, we had approximately $192.172 million in mortgage notes payable secured by properties. Of our mortgages notes payable, only three notes or 4.6% of our balance, were variable rate notes. A detailed schedule of our mortgages notes payable can be found in Note 9 to our Year-End Consolidated Financial Statements and Note 5 to our December 31, 2010 Consolidated Financial Statements included elsewhere in this report.
     Mortgage notes outstanding as of December 31, 2010 mature and are due during the following years:

Amount
(Millions)
2011	12,377
2012	8,267
2013	44,706
2014	10,083
2015	49,888

Thereafter	66,850

$192,172

     For further discussion regarding specific terms of our debt, see Notes 9 and 10 to our Consolidated Financial Statements included elsewhere in this report.
     As of December 31, 2010, we had the following contractual debt obligations:

	Payment due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-Term Debt — Principal	$192,172	$12,377	$63,056	$49,889	$66,850
Other Long-Term Liabilities	2,455	1,091	1,059	305	0
Total	194,627	13,468	64,115	50,194	66,850
N/P	0	—	0	—	—
Liabilities On Asset Held for Sale	—	—	—	—	.480

Distributions
     The following table shows the distributions we have paid (including the total amount paid and the amount paid on a per share basis) since January 2007.

Period Paid	Distribution Per Share	Total Distribution
First Quarter 2007	$0.171875	$170,231
Second Quarter 2007	$0.178750	204,861
Third Quarter 2007	$0.178750	348,843
Fourth Quarter 2007	$0.178750	377,115

First Quarter 2008	$0.178750	383,761
Second Quarter 2008	$0.183750	404,260
Third Quarter 2008	$0.183750	422,475
Fourth Quarter 2008	$0.183750	452,012

First Quarter 2009	$0.183750	462,592
Second Quarter 2009	$0.186250	477,085
Third Quarter 2009	$0.186250	492,777
Fourth Quarter 2009	$0.186250	507,275

First Quarter 2010	$0.186250	532,496
Second Quarter 2010	$0.192500	572,694
Third Quarter 2010	$0.192500	610,423
Fourth Quarter 2010	$0.192500	633,716

Results of Operations
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
     The following table provides a general comparison of our results of operations for the twelve month periods ended December 31, 2010 and 2009

	Twelve Months Ended
	December 31,
	2010	2009
Total property revenues	$43,437,785	$39,417,597
Total property expenses	(36,674,225)	(33,309,123)
Total other expenses	(1,902,791)	(1,757,195)
Total other income	897,458	1,999,720
Income from continuing operations	5,758,224	6,350,999

Income from discontinued operations	1,854,351	—
Net income	7,612,575	6,350,999
Net income attributable to noncontrolling interest	(5,740,308)	(4,992,712)

Net income attributable to INREIT Real Estate Investment Trust	$1,872,267	$1,358,287

Distributions paid (1)	$2,510,701	$2,009,633
Distributions paid per Share (1)	0.$.7700	0.$.7450

(1)	Does not take into consideration the amounts paid by the operating partnership to limited partners.
Property Revenues.
     Property revenues increased 10.2% from $39.4 to $43.4 million for the twelve months ended December 31, 2010, primarily as a result of an addition of ten properties to our portfolio in 2010 and two properties in the latter part of 2009. Overall vacancy in our multifamily properties improved from 4.8% to 4.0% during 2010 primarily due to improved occupancy in apartment buildings in Bismarck, ND and Omaha, NE. Vacancy in our commercial properties also improved slightly in 2010, falling from 8.1% to 6.1% primarily due to increased occupancy in two commercial properties in Fargo, ND and a commercial property in Duluth, MN.
     While the majority of the increase in rental revenues in 2010 occurred from the addition of properties to our portfolio, we continue to see increased demand in our multi-family properties. We attribute this increase to stricter underwriting standards from banks on home purchases, increased home foreclosures forcing individuals to rent rather than buy and overall economic strength in the markets in which we invest. Approximately 46.0% of our existing leases as of December 31, 2010 contain “step up” rental clauses that provide for annual increases in the base rental payments of approximately 1.0% to 3.0% each year during the term of the lease.
Property expenses.
     The following table summarizes our significant property expenses for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010	2009
Real estate taxes	$4,822,036	$4,399,957
Property management fees	3,344,295	3,235,665
Repairs and maintenance	4,147,014	3,970,801
Utilities	2,961,726	2,831,072

Total property expenses	$15,275,071	$14,437,495

Real estate taxes
     Our real estate tax expense of $4.8 million for the year ended December 31, 2010 increased $.4 million as a result of inflationary increases over the expense of $4.4 million for the year ended December 31, 2009.
Property management fees.
     Property management fees, which is the expense incurred for day-to-day management of our properties, increased 3.4% from $3.2 million for the year ended December 31, 2009 to approximately $3.3 million for the year ended December 31, 2010.
Repairs and Maintenance.
     Repairs and maintenance expense of $4.1 million and $4.0 million were consistent for the years ended December 31, 2010 and 2009, respectively. Repairs and maintenance expense as a percentage of rental income was consistent at 11.1% for the year ended December 31, 2010 and 11.2% for the year ended December 31, 2009.
Utilities.
     Utilities expense was consistent for the years ended December 31, 2010 and 2009 accounting for $3.0 million and $2.8 million, respectively.
Other expenses.
     The following table summarizes our other expenses for the years ended December 31, 2010 and 2009:

	Twelve Months Ended
	December 31,
	2010	2009
General and administrative	1,902,791	1,757,195
Depreciation and amortization	9,013,681	7,717,817
Interest expense	11,628,388	10,353,901
Interest income	(250,058)	(609,202)

Total other expenses	$22,294,802	$19,219,711

General and administrative.
     General and administrative expenses were consistent for the years ended December 31, 2010 and 2009, accounting for $1.9 million and $1.8 million, respectively.
Depreciation and amortization.

     Depreciation and amortization expense increased 16.8% from $7.7 million for the year ended December 31, 2009 to approximately $9.0 million for the year ended December 31, 2010. The $1.3 million increase was primarily a result of amortization of favorable lease terms for properties acquired in late 2009 and incurring a full of year of amortization and depreciation on these new properties during the year ended December 31, 2010
Interest expenses, net.
     Interest expense, net, of $11.4 million and $9.7 million, was approximately 26.2% and 24.7% of rental income for years ended December 31, 2010 and 2009, respectively. The increase of interest expense as a percentage of rental income during the year ended December 31, 2010 was a result of increased indebtedness and interest rates for mortgage notes payable entered into during the year ended December 31, 2009.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
     The following table provides a general comparison of our results of operations for the years ended December 31, 2009 and December 31, 2008:

	Year Ended December 31,
	2009	2008
Number of properties owned and operated	78	73
Aggregate gross leasable area (sq. ft.)	1,051,039	919,990
Ending occupancy rate	91.86%	93.59%

Total property revenues	$39,417,597	$26,440,252
Total property expenses	(33,309,123)	(22,308,420)
Total other expenses	(1,445,388)	(849,750)
Total other income	1,757,195	849,750
Loss on impairment of assets	(311,807)	-0-

Net income before noncontrolling interest	6,350,999	4,042,793
Net income attributable to noncontrolling interest	(4,992,712)	(2,991,080)

Net income attributable to INREIT Real Estate Investment Trust	$1,358,287	$1,051,713

Distributions paid per share(1)	.7450	.7350
Distributions paid (1)	2,009,633	1,741,339

(1)	Does not take into consideration the amounts paid by the operating partnership to limited partners.
Property revenues.
     Property revenues increased approximately 49.2% from $26.4 million for the year ending December 31, 2008 to $39.4 million for the year ending December 31, 2009, primarily as a result of the acquisition of ten multi-family properties for an aggregate of $27.6 million during the fourth quarter of 2008 along with the two properties purchased in the first quarter of 2009 for $22.4 million. Overall vacancy in our multifamily properties increased slightly from 4.7% to 4.8% during 2009. Vacancy in our commercial properties also increased throughout the twelve months, rising from 6.4% to 8.1%.

Property expenses.
     The following table summarizes our significant property expenses for the years ending December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008
Real estate taxes	$4,399,957	$3,102,639
Property management fees	3,235,665	1,879,146
Repairs and maintenance	3,970,801	2,661,428
Utilities	2,831,072	1,895,546

Total property expenses	$14,437,495	$9,538,759

Real estate taxes
     Our real estate tax expense increased 41.8% from $3.1 million for the year ended December 31, 2008 to $4.4 million for the year ended December 31, 2009 primarily as a result of the additional properties purchased on December 31, 2008 and approximately an 11% increase in taxes for properties that were in our portfolio during 2008 and 2009.
Property management fees.
     Property management fees, which is the expense incurred for day-to-day management of our properties, increased 72.2% from $1.9 million for the year ended December 31, 2008 to approximately $3.2 million for the year ended December 31, 2009. The increase was primarily a result of increase of properties in our portfolio during 2009.
Repairs and Maintenance.
     Repairs and maintenance expense increased 49.2% from $2.7 million for the year ended December 31, 2008 to approximately $4.0 million for the year ended December 31, 2009. The increase was primarily a result of increase of properties in our portfolio during 2009; for the years ending 2009 and 2008, repairs and maintenance expense as a percentage of rental income remained consistent at approximately 10.4% and 10.3%, respectively.
Utilities.
     Utilities expense increased 49.4% from $1.9 million for the year ended December 31, 2008 to $2.8 million for the year ended December 31, 2009. The increase was primarily a result of increase of properties in our portfolio during 2009; however, utilities as a percentage of rental income were consistent at approximately 7.4% for both 2009 and 2008.
Other expenses.
     The following table summarizes our other expenses for the years ending December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008
General and administrative	$1,445,388	$849,750
Depreciation and amortization	7,717,817	5,021,384
Interest expense	10,353,901	7,255,723
Interest income	(609,202)	(416,065)

Total other expenses	$18,907,904	$12,710,792

General and administrative.

     General and administrative expenses increased 70.1% from $0.9 million for the year ended December 31, 2008 to approximately $1.5 million for the year ended December 31, 2009. The increase was primarily attributable to $543,000 of acquisition expenses which were expensed in 2009 as a result of applying ASC 810, which requires acquisition costs to be expensed during business combinations.
Depreciation and amortization.
     Depreciation and amortization expense increased 53.7% from $5.02 million for the year ended December 31, 2008 to approximately $7.7 million for the year ended December 31, 2009. The $3.1 million increase was primarily a result of increase of properties in our portfolio during 2009; for the years ending 2009 and 2008, depreciation and amortization expense as a percentage of rental income remained consistent at approximately 24.0% and 22.8%, respectively.
Interest expenses, net.
     Interest expense, net, of $9.7 million and $6.8 million, was approximately 25.5% and 26.6% of rental income for the years ended December 31, 2009 and 2008, respectively. The slight decrease of interest expense as a percentage of rental income as of December 31, 2009 was a result of lower interest rates for mortgage notes payable entered into during the year ended December 31, 2009.
Funds From Operations Applicable to Common Shares and Limited Partnership Interests
     Funds From Operations (FFO) applicable to common shares and limited partnership units means net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.
     Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. The term Funds From Operations was created to address this problem. It was intended to be a standard supplemental measure of REIT operating performance that excluded historical cost depreciation from — or “added it back” to — GAAP net income.
     Since the introduction of the definition, the term has come to be widely used by REITs. In the view of NAREIT, this use (combined with the primary GAAP presentations required by the Securities and Exchange Commission) has been fundamentally beneficial, improving the understanding of operating results of REITs among the investing public and making it easier than before to compare the results of one REIT with another.
     Our management believes this non-GAAP measure is useful to investors because it provides supplemental information that facilitates comparisons to prior periods and for the evaluation of financial results. Management uses this non-GAAP measure to evaluate our financial results, develop budgets and manage expenditures. The method used to produce non-GAAP results is not computed according to GAAP, is likely to differ from the methods used by other companies and should not be regarded as a replacement for corresponding GAAP measures. Management encourages the review of the reconciliation of this non- GAAP financial measure to the comparable preliminary GAAP results.
     Since the introduction of the definition of FFO, the term has come to be widely used by REITs. In the view of NAREIT, this use (combined with the primary GAAP presentations required by the Securities and Exchange Commission) has been fundamentally beneficial, improving the understanding of operating results of REITs among the investing public and making it easier than before to compare the results of one REIT with another.
     While FFO applicable to common shares and limited partnership units is widely used by REITs as a performance metric, not all real estate investment trusts use the same definition of FFO or calculate FFO in the same way. The FFO reconciliation presented here is not necessarily comparable to FFO presented by other real estate investment trusts. FFO should also not be considered as an alternative to net income as determined in accordance with GAAP as a measure of a real estate investment trust’s performance, but rather should be considered as an additional, supplemental measure, and should be viewed in conjunction with net income as presented in the consolidated financial statements included in this report. FFO applicable to common shares and limited partnership units does not represent cash generated from operating activities in accordance with GAAP, and is not necessarily indicative of sufficient cash flow to fund of a real estate investment trust’s needs or its ability to service indebtedness or to make cash distributions to shareholders.
FFO applicable to common shares and limited partnership units for the year ended December 31, 2010 increased to $14.84 million, compared to $13.75 million and $8.72 million respectively for the years ended December 31, 2009 and 2008. The increase in FFO was mostly due to the properties acquired during 2010 and late 2009.

     Below is the calculation of FFO and the reconciliation to net income applicable to common shares and limited partnership units, which we believe is the most comparable GAAP financial measure (in thousands):
Reconciliation of Net Income Attributable to INREIT Real Estate Investment Trust to Funds from Operations Applicable to Common Shares and Limited Partnership Units

		2010	Per		2009	Per		2008	Per
		Weighted	Share		Weighted	Share		Weighted	Share
		Avg. Shares	and		Avg. Shares	and		Avg. Shares	and
	Amount	and Units(1)	Unit(2)	Amount	and Units(1)	Unit(2)	Amount	and Units(1)	Unit(2)
Net Income attributable to INREIT Real Estate
Investment Trust	$1,872,267	3,190,716	$0.59	$1,358,287	2,659,825	$0.51	$1,051,713	2,322,468	$0.45

Add back:
Noncontrolling Interest - OPU	5,761,202	9,919,608		4,992,712	9,771,241		2,991,080	6,766,626
Depreciation & Amortization from Continuing Operations	9,013,681			7,717,817			5,021,384
Depreciation & Amortization from Discontinued Operations	187,630			—			—

Subtract:
Gains on depreciable Asset Sales	(1,992,816)			(319,237)			(344,646)

Funds from Operations (FFO) Applicable to Common Shares and Limited Partnership Units	$14,841,964	13,110,324	$1.13	$13,749,579	12,431,066	$1.11	$8,719,531	9,089,094	$0.96

(1)	UPREIT Units of the Operating Partnership are exchangeable for shares of beneficial interest on a one-for-one basis.

(2)	Net Income is calculated on a per share basis. FFO is calculated on a per share and unit basis.
Inflation
     Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, most of our commercial (office/retail) leases require the tenant to pay an allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation, assuming our properties remain leased and tenants fulfill their obligations to reimburse us for such expenses.
     $8,700,000 of our mortgage notes payable at December 31, 2010 bear interest at a variable rate, which will be influenced by changes in short-term interest rates, and will be sensitive to inflation.

ITEM 3. PROPERTIES.
General
     As of December 31, 2010, we owned 81 commercial properties. Of the 81 commercial properties, 44 are multi-family apartment complexes, 12 are office complexes, 13 are retail centers, 10 are medical buildings and 2 are assisted living/independent living facilities. The vast majority of our properties are located in the state of North Dakota.
     It is our policy to acquire assets with an intention to hold these assets as long-term investments seeking income and capital appreciation through an increase in value of our real estate portfolio, as well as increased revenue as a result of higher rent. These types of investments are the core of our strategy of creating shareholder value. We seek to own and maintain a portfolio of real estate that is diversified by geographical location and by type and size. Our Advisor monitors industry trends and invests in property that we believe to provide the most favorable return balanced with risk. In addition, since we acquired properties that are geographically diverse, we may reduce potential adverse impact of economic downturns in local markets. We attempt to manage our real estate portfolio by evaluating changes or trends in the industries in which our tenants operate, the creditworthiness of our tenants and changes or trends in the area demographics surrounding our properties for evidence that our properties will continue to meet our investment objectives of cash flow, preservation of capital and capital appreciation.
     With the exception of single tenant buildings, the majority of our investment properties are managed by a third party. However, all decisions relating to purchase, sale insurance coverage, capital improvements, approval of commercial leases, annual operating budgets, and major renovations are made by our Advisor. Property managements firms usually receive between 3% and 5% of gross rent collection for their services. Substantially all of our revenues consist of base rents received under leases that generally have terms that range from month-to-month to over 25 years. Approximately 46.0% of our existing leases as of December 31, 2010 contain “step up” rental clauses that provide for annual increases in the base rental payments of approximately 1.0% to 3.0% each year during the term of the lease.
     As of December 31, 2010, we had one property that accounted for approximately 5.30% of total gross revenue. Edgewood Vista is an assisted/independent living complex located in Bismarck, North Dakota. Construction of this facility began in 2008 and was finished in October 2009.
Location of Properties
     Of our 81 properties, 57 are located in North Dakota, with 35 being located in the greater Fargo, North Dakota metropolitan statistical area. These 35 generated approximately 42.89% of our rental revenue for the year ended December 31, 2010.
     The following chart provides additional information as to the location of our properties.

					Assisted
State	Multi-Family	Office	Retail	Medical	Living	Total
North Dakota	41	9	3	2	2	57
Minnesota	1	3	4	1		9
Wisconsin				6		6
Nebraska	2		1			3
Arkansas			2			2
Louisiana			1			1
Michigan				1		1
Mississippi			1			1
Texas			1			1

						81

     We believe the North Dakota market has been impacted less drastically than many areas of the country by the global economic and credit crisis. The North Dakota workforce is concentrated in agricultural, energy, information technology, aerospace sciences and medical sciences. According to the U.S. Census Bureau, 2005-2009 American Community Survey, the estimated combined population of the Fargo, West Fargo and Moorhead metro area is 151,220. According to the Bureau of Labor Statistics, the unemployment rate in North Dakota was less than the national average in each of the six months ending December 31, 2010:

	June	July	Aug	Sept.	Oct.	Nov.	Dec.
National (1)	9.5%	9.5%	9.6%	9.6%	9.7%	9.8%	9.4%
North Dakota	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%	3.8%

(1)	Seasonally adjusted
           Source: Bureau of Labor Statistics
General Physical and Economic Attributes
     The following tables set forth certain information regarding each of our properties owned as of December 31, 2010.

				Percent		Annual
		Year		(%)		Average
		Acquired/		Occupied	Annualized	Rental
		Built/	No. of	at	Base Rental	Revenue Per
Property Name	Location	Renovated	Units	12/31/10	Revenue(1)	Unit(2)
Multi Family:
Westside	Hawley, MN	2010	14	100.00%	$97,440	$6,960.00
Fairview	Bismarck, ND	2008	84	98.99	720,416	8,576.38
Pebble Creek	Bismarck, ND	2008	70	97.67	643,368	9,190.97
Sierra Ridge*	Bismarck, ND	2006	136	100.00	418,020	8,865.75
Sunset Ridge	Bismarck, ND	2008/2010	180	99.42	1,635,375	9,085.40
Hunter (Betty Ann/Martha Alice)	Fargo, ND	2009	48	98.00	318,821	6,642.10
Emerald Court	Fargo, ND	2008	24	100.00	165,360	6,890.00
Arneson (Auburn/Hunter’s Run I)	Fargo, ND	2007	36	100.00	264,282	7,341.17
Bayview	Fargo, ND	2007	100	95.05	746,454	7,464.54
Berkshire	Fargo, ND	2008	12	100.00	81,900	6,825.00
Brookfield	Fargo, ND	2008	72	97.83	426,702	5,926.42
Carlton Place	Fargo, ND	2008	213	99.48	1,359,096	6,380.73
Danbury	Fargo, ND	2007	135	97.98	1,041,865	7,717.52
Flickertail	Fargo, ND	2008	180	98.04	1,169,919	6,499.55
Hunter’s Run II	Fargo, ND	2008	12	100.00	85,260	7,105.00
Galleria III	Fargo, ND	2010	18	100.00	142,380	7,910.00
Maplewood Bend	Fargo, ND	2009	42	95.70	239,082	5,692.43
Maplewood Bend	Fargo, ND	2010	140	97.47	735,678	5,254.85
Oak Court	Fargo, ND	2008	81	94.18	472,332	5,831.26
Parkwood	Fargo, ND	2008	40	100.00	244,152	6,103.80
Prairiewood Court I & II (3)	Fargo, ND	I -2006 II-2007	60	95.71	352,020	5,867.00
Rosegate	Fargo, ND	2008	90	95.99	562,220	6,246.89
Somerset	Fargo, ND	2008	75	96.81	586,066	7,814.21
Southgate	Fargo, ND	2007	162	94.33	1,029,611	6,355.62
Southview Village	Fargo, ND	2007	72	98.60	481,260	6,684.17

				Percent		Annual
		Year		(%)		Average
		Acquired/		Occupied	Annualized	Rental
		Built/	No. of	at	Base Rental	Revenue Per
Property Name	Location	Renovated	Units	12/31/10	Revenue(1)	Unit(2)
Multi Family (cont’d):
Sunwood Estates	Fargo, ND	2007	81	97.28%	$616,897	$7,616.02
Twin Parks	Fargo, ND	2008	66	99.75	419,318	6,353.31
Village Park	Fargo, ND	2008	60	98.51	347,239	5,787.31
Village West	Fargo, ND	2008	80	100.00	483,696	6,046.20
Westwind	Fargo, ND	2008	18	100.00	106,200	5,900.00
Westwood Estates	Fargo, ND	2008	200	95.49	1,189,110	5,945.55
Willow Park	Fargo, ND	2008	102	92.01	826,956	8,107.41
Autumn Ridge**	Grand Forks, ND	2004	144	94.42	1,290,966	8,965.04
Carling Manor	Grand Forks, ND	2008	12	100.00	122,544	10,212.00
Chandler	Grand Forks, ND	2005	12	100.00	89,052	7,421.00
Colony Manor	Grand Forks, ND	2008	24	96.50	202,025	8,417.72
Columbia West	Grand Forks, ND	2008	70	98.51	613,565	8,765.21
Library Lane	Grand Forks, ND	2007	60	92.71	409,722	6,828.69
Richfield Harrison	Grand Forks, ND	2007	140	98.90	1,128,101	8,057.86
Sunview	Grand Forks, ND	2008	36	93.36	270,438	7,512.18
Village	Grand Forks, ND	2008	35	90.27	283,000	8,085.70
Saddlebrook	West Fargo, ND	2008	60	93.12	326,601	5,443.35
Eagle Run*****	West Fargo, ND	2010	144	98.39	944,953	6,562.18
Stony Brook	Omaha, NE	2009	148	98.13	1,505,570	10,172.77
Maple Ridge	Omaha, NE	2008	168	95.06	1,106,708	6,587.55

				Percent
		Year		(%)		Average
		Acquired/	Leasable	Occupied	Annualized	Base Rental
		Built/	Square	at	Base Rental	Revenue Per
Property Name	Location	Renovated	Feet	12/31/10	Revenue(1)	Sq. Ft.(2)
Retail Properties:
Walgreens	Batesville, AR	2009	14,820	100.00%	$599,000	$40.42
Walgreens	Fayetteville, AR	2009	14,550	100.00	467,000	32.10
Walgreens	Alexandria, LA	2009	14,560	100.00	297,000	20.40
Applebee’s Neighborhood Bar & Grill	Bloomington, MN	2010	5,043	100.00	202,878	40.23
Applebee’s Neighborhood Bar & Grill	Savage, MN	2010	4,936	100.00	156,060	31.62
Applebee’s Neighborhood Bar & Grill	Coon Rapids, MN	2010	5,576	100.00	228,888	41.05
Becker Furniture Building, St. Cloud	Waite Park, MN	2006	30,200	100.00	180,000	5.96
Walgreens	Laurel, MS	2010	14,820	100.00	327,000	22.06
West Pointe Center	Fargo, ND	2007	28,500	50.53	140,128	9.73
Grand Forks Marketplace***	Grand Forks, ND	2003	182,522	100.00	1,802,744	9.88
Mandan Commercial	Mandan, ND	2010	15,400	100.00	138,144	8.97
Colonial Plaza	Norfolk, NE	2005	38,300	17.11	95,548	14.43
Buffalo Wild Wings	Austin, TX	2010	7,296	100.00	226,761	31.08

				Percent
		Year		(%)		Average
		Acquired/	Leasable	Occupied	Annualized	Base Rental
		Built/	Square	at	Base Rental	Revenue Per
Property Name	Location	Renovated	Feet	12/31/10	Revenue(1)	Sq. Ft.(2)
Medical:
BioLife Plasma Center	Marquette, MI	2008	11,737	100.00%	$238,605	$20.33
BioLife Plasma Center	Mankato, MN	2008	13,181	100.00	321,773	24.41
BioLife Plasma Center	Bismarck, ND	2008	11,671	100.00	222,545	19.07
BioLife Plasma Center	Grand Forks, ND	2008	13,190	100.00	231,961	17.59
BioLife Plasma Center	Eau Claire, WI	2008	11,900	100.00	169,183	14.22
BioLife Plasma Center	Janesville, WI	2008	12,225	100.00	177,678	14.53
BioLife Plasma Center	Onalaska, WI	2008	12,180	100.00	199,174	16.35
BioLife Plasma Center	Oshkosh, WI	2008	12,191	100.00	167,911	13.77
BioLife Plasma Center	Sheboygan, WI	2008	13,230	100.00	209,609	15.84
BioLife Plasma Center	Stevens Point, WI	2008	13,190	100.00	188,119	14.26

				Percent
		Year		(%)		Average Base
		Acquired/	Leasable	Occupied	Annualized	Rental
		Built/	Square	at	Base Rental	Revenue Per
Property Name	Location	Renovated	Feet	12/31/10	Revenue(1)	Sq. Ft.(2)
Office Properties:
Wells Fargo Building	Duluth, MN	2007	95,961	94.14%	$888,425	$9.26
Regis Building	Edina, MN	2009	102,448	100.00	1,050,092	10.25
Social Security Building	St. Cloud, MN	2007	10,810	100.00	357,746	33.09
Aetna Building	Bismarck, ND	2006	75,000	100.00	806,250	10.75
Bank of the West Financial Center	Fargo, ND	2004	31,307	81.18	293,130	11.53
Ear Acres Office Building	Fargo, ND	2007	11,973	100.00	123,000	10.27
Eide Bailly Building****	Fargo, ND	2007	75,000	100.00	584,801	11.70
Echelon Building	Fargo, ND	2006	17,000	100.00	140,004	8.24
Goldmark Office Park	Fargo, ND	2007	124,306	92.79	1,526,422	12.28
Great American Insurance Building	Fargo, ND	2005	15,000	100.00	125,603	8.37
Gate City Bank	Grand Forks, ND	2008	23,117	100.00	102,250	4.42
Midtown Plaza	Minot, ND	2004	15,010	97.90	160,320	10.68

				Percent		Annual
		Year		(%)	Annualized	Average
		Acquired/		Occupied	Base Rental	Rental
		Built/	No. of	at	Revenue (in	Revenue Per
Property Name	Location	Renovated	Units	12/31/10	thousands)(1)	Unit
Senior Housing:
Edgewood Vista	Bismarck, ND	2009	193	100.00%	$2,160,070	$932.67
Golden Estates	Williston, ND	2002	16	100.00	246,300	1,282.81

*	34.67% Ownership Interest

**	2 buildings; added 72 units in 2008

***	1/2 Ownership Interest

****	2/3 Ownership Interest

*****	81.25% Ownership Interest

(1)	Calculated as the tenant’s actual December 31, 2010 base rent multiplied by 12. Excludes vacant space as of December 31, 2010. Rent concessions are not reflected in the calculation, as they are limited in nature and the effects are considered immaterial at less than .05%. Because annualized base rental revenue is not derived from historical results that were accounted for in accordance with generally accepted accounting principles, historical results differ from the annualized amounts.

(2)	Calculated as annualized base rent divided by net rentable square feet leased at December 31, 2010. Excludes vacant space at December 31, 2010. Rent concessions are not reflected in the calculation, as they are limited in nature and the effects are considered immaterial at less than .05%. For Multi-Family units, the average is based upon the number of units rather than the leasable square feet.

(3)	Includes 24 units of Maylor Manor.
Significant Tenants
          Our tenants are varied and consist of national, regional, local businesses and individuals. Our commercial/retail properties generally attract a mix of tenants who provide basic staples, convenience items and services tailored to the specific cultures, needs and preferences of the surrounding community. Excluding the 44 multi-family complexes, 24 of the remaining 37 investment properties are occupied by single tenants. Our largest tenant represented approximately 5.30% of total revenues for the year ended December 31, 2010.
          The following table sets forth information about our fifteen largest tenants as of December 31, 2010, based upon annualized rental revenues at December 31, 2010.

Significant Tenants
As of December 31, 2010
				Percentage		Initial
			Annualized	of	Date	Lease	Year
#	Tenant Name	Location	Rent ($)	Total (%)	Acquired	Date	Expiring
1	Edgewood Group	Bismarck, ND	$2,160,070	5.30	2009	2009	2024
		Grand Forks, ND	102,250	0.25	2008	2008	2013
			2,967,073	5.55
2	BioLife Plasma Services	Oshkosh, WI	167,911	.41	2008	2001	2016
		Janesville, WI	177,678	.44	2008	2001	2016
		Eau Claire, WI	169,183	.41	2008	2001	2016
		Onalaska, WI	199,174	.49	2008	2001	2018
		Mankato, MN	321,773	.79	2008	2001	2018
		Sheboygan, WI	209,609	.51	2008	2001	2018
		Grand Forks, ND	231,961	.57	2008	2001	2016
		Stevens Point, WI	188,119	.46	2008	2001	2016
		Bismarck, ND	222,545	.55	2008	2001	2016
		Marquette, MI	238,605	.59	2008	2001	2016
			2,126,559	5.22
3	Walgreen’s	Alexandria, LA	297,000	.73	2009	2004	2029
		Batesville, AR	599,000	1.47	2009	2009	2034
		Fayetteville, AR	467,000	1.15	2009	2009	2034
		Laurel, MS	327,000	.8	2010	2004	2029
			1,690,000	4.15
4	Regis Corporation	Edina, MN	1,050,092	2.58	2009	2005	2016
5	Aetna Life Insurance	Bismarck, ND	806,250	1.98	2006	2002	2017
6	Navigation Technologies	Fargo, ND	783,000	1.92	2007	2001	2011
7	Eide Bailly, LLLP	Fargo, ND(1)	584,801	1.43	2006	2006	2017
		Fargo, ND	96,945	0.24	2004	2007	2017
			681,746	1.67
8	Appleebee’s of MN	Bloomington, MN	202,878	.50	2010	2010	2028
		Coon Rapids, MN	228,888	.56	2010	2010	2028
		Savage, MN	156,060	.38	2010	2010	2028
			587,826	1.44

Significant Tenants
As of December 31, 2010
				Percentage		Initial
			Annualized	of	Date	Lease	Year
#	Tenant Name	Location	Rent ($)	Total (%)	Acquired	Date	Expiring
9	Wells Fargo Bank	Duluth, MN	539,397	1.32	2007	2009	2014
10	SSA	St. Cloud, MN	357,746	.88	2007	2003	2013
11	Allamowings Austin III, LLC	Austin, TX	226,761	.56	2010	2010	2025
12	Gordman’s (2)	Grand Forks, ND	199,828	.49	2003	2001	2021
13	Becker Furniture	Waite Park, MN	180,000	.44	2006	2007	2016
14	Internal Medicine Associates	Fargo, ND	172,788	.42	2007	2007	2018
15	Best Buy (2)	Grand Forks, ND	161,250	.40	2003	2001	2016

(1)	Building is 2/3 owned by the Trust, and the numbers reflect this partial ownership

(2)	Building is 50% owned by the Trust, and the numbers reflect this partial ownership.
Lease Expirations
     The vast majority of our multi-family leases are for one year periods. The following table lists, on an aggregate basis, all of our scheduled lease expirations on non multi-family properties over the next 10 years. Unless otherwise provided, the information set forth in the table assumes that tenants exercise no renewal options or early termination rights.

				Annualized Base Rent
		Gross Leasable Area		as of December 31, 2010
	Number of	Approximate	Percent of		Percent of
Year	Leases	Square Feet	Total (%)	Amount	Total (%)
2011	10	100,178	9.12	$1,312,368	9.85
2012	9	61,311	5.58	562,434	4.25
2013	7	61,257	5.58	710,976	5.38
2014	14	43,649	3.98	585,812	4.43
2015	14	96,303	8.77	1,010,702	7.64
2016	15	278,410	25.36	3,266,286	24.69
2017	3	158,430	14.43	1,780,397	13.46
2018	4	51,299	4.67	903,344	6.83
2019	0	0	.00	0	.00
2020	1	20,110	1.83	140,770	1.06

Total	77	870,947	79.32%	$10,273,089	77.59%

Mortgage and other Debt Secured by the Properties
     At December 31, 2010, we had $192.172 million in mortgage notes payable with respect to our properties. Long-term debt mortgage notes outstanding as of December 31, 2010 mature and are due during the following years:

Amount
(Millions)
2011	$12.377
2012	8.267
2013	44.706
2014	10.083
2015	49.888
Thereafter	66.849

$192.172

     See Note 10 to our Consolidated Financial Statements included elsewhere in this report.
Acquisitions and Dispositions
     We acquired ten properties and disposed of three in the year ended December 31, 2010. Capitalization rates are a key decision making item used by the board. Capitalization rates for acquisitions are calculated using projected net operating income divided by the investment. Net operating income is calculated by taking GAAP net income and adding back depreciation, amortization and interest expense. Capitalization rate for dispositions are calculated in the same way with the exception of using historical, rather than projected, net operating income.
     We use historical occupancy, rental income, and expenses to calculate projected net operating income for potential investment properties. For commercial properties, assumptions regarding rental income and expenses are based on the terms of the in-place leases and available historical financial information which is then used to generate projected net operating income. We require all commercial properties to have long-term leases in place before consideration is given for possible acquisition. The projected NOI calculation is based 100% on leases that are or will be in place prior to acquiring the property. While there may be estimates and assumptions regarding expenses based on historical information when available, there are no other assumption for leasing income beyond the lease agreements in place prior to acquiring the property.
     For multifamily properties, we make various assumptions about future rents, occupancy levels, and expenses based on historical financial information and our assessment of the property’s future potential. The projected NOI for multifamily acquisitions is typically based 100% on historical occupancy and expenses over a three to five year period. When historical information is unavailable, market vacancy and credit loss factors are estimated. We normally do not assign a value to multifamily tenant leases already in place due to the short-term duration of twelve months or less of these leases and the uncertainty of retaining all tenants due to a change in ownership and in some cases property management companies.
     Numerous estimates and assumptions are necessary to generate projected net operating income for potential commercial and multifamily acquisitions, and there is no guarantee that actual net operating income will equal projected net operating income.
     In making acquisitions, the board targets capitalization rates between 8.0 to 10%, depending on the amount of risk involved. For those properties with greater risk, the board demands greater capitalization rates (over 9.0%). For those properties that exhibit less risk, a lower capitalization risk is acceptable. For potential acquisitions, the board also requires that an adequate spread exists between the financing on the property and the capitalization rate. The tables below show the capitalization rates for those properties acquired and disposed of during the year ended December 31, 2010.

2010 Acquisitions	Capitalization Rate
Westside	8.00%
Eagle Run	8.00%
Applebee’s Bloomington	9.25%
Applebee’s Coon Rapids	9.25%
Applebee’s Savage	9.75%
Walgreens	8.01%
Buffalo Wild Wings	8.90%

2010 Acquisitions	Capitalization Rate
Galleria III	8.11%
Maplewood Bends	7.78%
Mandan Commercial	9.12%
Sierra Ridge(1)	8.03%

2010 Dispositions	Capitalization Rate
Westbrook	9.58%
Edgewood Vista	9.01%
Ellingson	10.42%

(1)	Acquired an additional 1.34% interest in this property. Therefore, this acquisition is not counted as an acquisition of an additional property.
Insurance
     We believe that we have property and liability insurance with reputable, commercially rated companies. We also believe that our insurance policies contain commercially reasonable deductibles and limits, adequate to cover our properties. We expect to maintain this type of insurance coverage and to obtain similar coverage with respect to any additional properties we acquire in the near future. Further, we have title insurance relating to our properties in an aggregate amount that we believe to be adequate.
Regulations
     Our properties, as well as any other properties that we may acquire in the future, are subject to various federal, state and local laws, ordinances and regulations. They include, among other things, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our properties.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
          The following table shows, as of January 25, 2011, the amount of our common shares of beneficial interest owned by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding common shares of our beneficial interest, (2) each trustee, (3) each executive officer and (4) all of our trustees and executive officers as a group. The calculation of the percentage of outstanding shares is based on 3,707,782 common shares outstanding on January 25, 2011, adjusted, where appropriate, for common shares beneficially owned but not yet issued as indicated under footnote no. 4. Except as otherwise indicated, each shareholder named has sole voting and investment power with respect to such shareholder’s shares.

	Common Shares Beneficially Owned(2)
Name of Beneficial Owner(1)	Number(3)		Percentage(4)
Peggy Becker	13,331	(6)	*
Rex Ronald Carlson	6,302	(7)	*
Clifford Fearing	30,005	(8)	*
Bruce W. Furness	16,532	(9)	*
James R. Hansen	463,466	(5)(10)	11.52	%(5)
Timothy Hunt	48,107	(11)	1.28%
Darla Iverson	7,512	(12)	*
Lawrence R. O’Callaghan	25,704	(13)	*
Kenneth P. Regan	528,426	(5) (14)	12.56	%(5)
Richard Savageau	349,484	(5) (15)	8.89	%(5)
Earl S. Strinden	10,977	(16)	*
James S. Wieland	368,362	(5) (17)	9.10	%(5)
Lance R. Wolf	23,629	(18)	*
Peter J. Winger	863	(19)	*
All Trustees and Executive Officers as a group (14 individuals)	2,012,920	(5)	39.27	%(5)

*	Less than 1% of the outstanding common shares of beneficial interest.

(1)	Unless otherwise indicated, the address of each beneficial owner is 216 South Broadway, Suite 202, Minot, North Dakota 58701.

(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deems common shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to those shares and generally includes voting or investment power with respect to securities issuable pursuant to exchange rights held by the respective person or group that may be exercised within 60 days following January 25, 2011. Pursuant to the LLLP Agreement of the operating partnership, holders of limited partnership units may, after a three year holding period, elect to exchange their limited partnership units for common shares of the Trust on a one-for-one basis (“Exchange Right”). Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all common shares shown as beneficially owned by them.

(3)	Share amounts have been rounded to the nearest whole number.

(4)	Each figure showing the percentage of outstanding common shares owned beneficially has been calculated by treating as outstanding and owned the common shares which could be acquired by the indicated persons pursuant to the Exchange Right.

(5)	Does not take into account the ownership limitations contained in the Amended Declaration of Trust, but assumes that the limited partnership units beneficially owned by such person can be exchanged into common shares pursuant to the Exchange Right in full.

(6)	Consists of 10,614 shares held individually, 326 shares held jointly with family members and 1,028 shares held in an IRA, as well as 1,362 shares held as custodian for family members.

(7)	Shares are held in an IRA account, where the custodian has the power to vote such shares pursuant to the custodian agreement. Does not include 173 shares owned by a family member.

(8)	Shares include 7,332 shares owned by his spouse, Donna Rae Fearing, but does not include 4,379 shares owned by other family members.

(9)	Shares are held jointly with his spouse, Lorraine M. Furness. Does not include 57,704 limited partnership units owned by Mr. Furness and his spouse as tenants in common, which may be exchanged in the future into common shares pursuant to the Exchange Right.

(10)	Shares include 100,553 shares owned by the Hansen Chrysler Properties, LLP, over which Mr. Hansen has voting power, but does not include 19,877 shares owned by other family members. Also includes 316,877 limited partnership units owned by Hansen Chrysler Properties, LLP, which may be exchanged into common shares pursuant to the Exchange Right within 60 days following January 25, 2011.

(11)	Shares include 8,775 limited partnership units owned by his spouse, Pamela J. Hunt, and 31,891 limited partnership units owned by a family limited partnership, which may be exchanged into common shares pursuant to the Exchange Right within 60 days following January 25, 2011. Does not include limited partnership units owned by other family members.

(12)	Shares include 4,492 shares owned by her spouse, David J. Iverson, but does not include 141 shares owned by other family members.

(13)	Shares include 22,206 shares owned jointly with his spouse, Marilyn K. O’Callaghan, and 1,749 shares owned by his spouse, but does not include 22,409 shares owned by other family members. 19,601 shares owned by Mr. O’Callaghan and his spouse jointly are pledged to a bank as collateral.

(14)	Shares include 498,366 limited partnership units which may be exchanged into common shares pursuant to the Exchange Right within 60 days following January 25, 2011, but does not include 794,987 units which may be exchanged in the future.

(15)	Shares include 10,000 shares owned by his spouse, Sharon A. Savageau, and 56,751 shares owned by the Savageau Family Partnership, over which Mr. Savageau has voting control. The shares also include: (i) 54,004 limited partnership units owned by Mr. Savageau, (ii) 107,708 limited partnership units owned by the Savageau Family Partnership and (iii) 108,000 limited partnership units owned by the Savageau Irrevocable Trust, which Mr. Savageau serves as the trustee, which may be exchanged into common shares pursuant to the Exchange Right within 60 days following January 25, 2011. Does not include 5,693.24 limited partnership units owned by Mr. Savageau or 52,775.25 limited partnership units owned by the Savageau Family Partnership, which may be exchanged in the future into common shares pursuant to the Exchange Right. 6,900 shares owned by Mr. Savageau are pledged to a bank as collateral in connection with a mortgage on a commercial property.

(16)	Shares are held jointly with his spouse, Janice Strinden. Does not include 56,171 shares owned by his family members.

(17)	Shares include: (i) 146,912 limited partnership units owned by Mr. Wieland and (ii) 191,450 limited partnership units owned by Wieland Investments, LLLP, of which Mr. Wieland is the General Partner and has voting power over such units, which may be exchanged into common shares pursuant to the Exchange Right within 60 days following January 25, 2011. Shares do not include: (a) 11,205 shares owned by family members, or (b) 475,095 limited partnership units owned by Mr. Wieland and 171,151 limited partnership units owned by Wieland Investments, LLLP, which may be exchanged in the future.

(18)	Shares include 23,629 shares held in an IRA account, where the custodian has the power to vote such shares pursuant to the custodian agreement. Does not include 12,175 limited partnership units which may be exchanged in the future into common shares pursuant to the Exchange Right.

(19)	Shares are held jointly with his spouse, Kimberly Walker-Winger
ITEM 5. TRUSTEES AND EXECUTIVE OFFICERS.
Management of the Trust
          We operate under the direction of our Board of Trustees, the members of which are accountable to us and our shareholders as fiduciaries. The Board is responsible for the overall management and control of our affairs. The Board has retained INREIT Management, LLC as our Advisor to manage our day-to-day affairs and the acquisition and disposition of our investments, subject to the board’s supervision and approval.
          Board of Trustees
          Currently, we have twelve trustees. The number of our trustees may be increased or decreased by a majority of the trustees, but the total number of trustees cannot be less than seven or more than twelve. Although the number of trustees may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent trustee.
          Each trustee must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by us. In addition, at least one of the independent trustees must have three years of relevant real estate experience. Trustees will serve one-year terms until the next annual meeting of shareholders and until his or her successor has been duly elected and qualified. However, trustees may be elected to an unlimited number of successive terms.
          A trustee may resign at any time and may be removed with or without cause by the shareholders upon the affirmative vote of holders of at least a majority of all the outstanding common shares entitled to vote in the election of trustees.
          Any vacancies on the board, including vacancies created by an increase in the number of trustees or the death, resignation, removal, adjudicated incompetence or other incapacity of a trustee, may be filled by a vote of a majority of the remaining trustees. A trustee elected to fill a vacancy shall serve for the remainder of the full term of the trusteeship in which such vacancy occurred. However, our independent trustees will nominate replacements for vacancies in our independent director positions.
          Our Amended Declaration of Trust provides that a majority of our trustees must be independent trustees. An “independent trustee” is a person who is not, and within the last two years has not been, associated with the Advisor or sponsor (as defined in the Amended Declaration of Trust) by virtue of: (1) ownership of an interest in the sponsor, Advisor or any of their affiliates, (2) employment by the sponsor, Advisor or any of their affiliates, (3) service as an officer or trustee of the sponsor, Advisor or any of their affiliate, (4) performance of services to us, other than as a trustee, (5) service as a trustee of more than three REITs organized by the sponsor, Advisor or any of their affiliates, or (6) maintenance of a material business or professional relationship with the sponsor, Advisor or any of their affiliates. In addition, at least one of the independent trustees must have at least three years of relevant real estate experience. We have 7 trustees who are deemed independent, and at least one of our independent trustees has three years or more of real estate experience.

          The trustees are not required to devote all of their time to our business and are only required to devote the time to our affairs as their duties require. The trustees meet quarterly or more frequently if necessary. We do not expect that the trustees will be required to devote a substantial portion of their time to discharge their duties as our trustees. Consequently, in the exercise of their responsibilities, the trustees will be relying heavily on our Advisor. Our trustees have a fiduciary duty to our shareholders to supervise the relationship between us and our Advisor. The Board is empowered to fix the compensation of all officers that it selects and approve the payment of compensation to trustees and the Advisor for services rendered to us in any other capacity.
          Our Board of Trustees has approved investment guidelines and will monitor our administrative procedures, investment operations and performance to ensure that the guidelines are fulfilled and are in the best interest of the shareholders. .
          The independent trustees will be responsible for reviewing our fees and expenses on at least an annual basis and with sufficient frequency to determine that the expenses incurred are in the best interest of the shareholders. In addition, a majority of the trustees, including a majority of the independent trustees, who are not otherwise interested in the transaction, must approve all transactions with our Advisor or its affiliates. Our independent trustees will also be responsible for reviewing the performance of our Advisor and determining whether the compensation to be paid to our Advisor is reasonable in relation to the nature and quality of services to be performed and that the provisions of the Advisory Agreement are being carried out. Specifically, the trustees will consider factors such as:
•	the amount of the fees paid to our Advisor in relation to the size, composition and performance of our investments;

•	the success of our Advisor in generating appropriate investment opportunities that meet our investment objectives;

•	rates charged to other companies, especially REITs of similar structure, and other investors by advisors performing the same or similar services;

•	additional revenues realized by our Advisor and its affiliates through their relationship with us, including property management, loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees, whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our Advisor;

•	the performance of our investment portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

•	the quality of our portfolio relative to the investments generated by our Advisor or its affiliates for their own accounts and its other programs and clients.
          Neither our trustees, our Advisor, nor any of their affiliates will be entitled to vote or consent to the voting of our common shares they now own or hereafter acquire on matters submitted to the shareholders regarding either (1) the removal of our Advisor, such trustee or any of their affiliates, or (2) any transaction between us and our Advisor, such trustee or any of their affiliates. In determining the requisite percentage in interest required to approve such a matter, any shares owned by such persons will not be included; provided however, that the preceding restriction will only apply to trustees with an interest in the matter submitted to the shareholders for a vote.
          Committees of the Board of Trustees
          Our entire Board of Trustees considers all major decisions concerning our business, including property acquisitions and dispositions. However, we have established an audit committee, so that audit functions can be addressed in more depth than may be possible at a full Board meeting, as well as a nomination and governance committee, disclosure committee and executive committee.

Audit Committee
          The audit committee’s primary functions are to assist the Board in overseeing the integrity of our financial statements, financial reporting processes, internal accounting and financial controls and the annual independent audit of our financial statements. It also evaluates and approves the services and fees of our independent auditors and periodically reviews the auditors’ independence.
          The audit committee meets on a regular basis at least four times a year. The audit committee is comprised of Peggy Becker, Rex R. Carlson, Clifford Fearing, Timothy Hunt and Lance R. Wolf, and is chaired by Rex R. Carlson. The majority of the members of the audit committee will be independent trustees, with the following members being deemed independent trustees: Ms. Becker and Messrs. Fearing, Hunt and Wolf. Our Board of Trustees has adopted our Audit Committee Charter, which we expect to make available on our web site at www.inreit.com by or around October 2011.
Nomination and Governance Committee
          The nomination and governance committee’s primary functions are to assist the Board in overseeing company governance matters, including the development of company governance guidelines; periodic evaluation of the board, its committees and individual trustees; identification and selection of trustee nominees; and oversight of our policies and practices relating to ethical and compliance issues. Prior to February 2011, this committee was previously known as the governance and nomination committee.
          The committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members and shall periodically review and recommend for approval by the Board any updates to the criteria as deemed necessary. Such criteria may include integrity, independence, diversity and extent of experience, length of service, number of other Board and committee memberships, leadership qualities and ability to exercise sound judgment. The committee will evaluate the qualifications of each trustee candidate against these criteria in making its recommendation to the Board concerning nominations for election or reelection as a trustee.
          Under the Amended Bylaws, the shareholders have the right to nominate candidates for election to the board. In addition, under the committee’s charter, as part of the process of recommending nominees to the board, the committee will consider candidates recommended by the holders of the majority of the outstanding limited partnership units of the operating partnership who are qualified to become Board members. The process for evaluating candidates nominated by our stockholders pursuant to our Amended Bylaws or recommended by the limited partners pursuant to the committee’s charter will be no different than the process for evaluating other candidates considered by this committee.
          The nomination and governance committee shall meet at least two times a year. The committee members are Bruce Furness, Lawrence R. O’Callaghan, Richard Savageau and James Wieland, and is chaired by Richard Savageau. The following members are deemed independent trustees: Messrs. Furness and Savageau.
          Our Board of Trustees has adopted our Nomination and Governance Committee Charter, which we expect to make available on our web site at www.inreit.com by or around October 2011. This charter requires that the majority of the members of the committee be independent directors. Our Board of Trustees next regulator meeting and the annual shareholder meeting will be scheduled for June 23, 2011. This Board meeting will be the first regular meeting of the Board since the Board adopted the new Nomination and Governance Committee Charter. At this meeting, and with consideration given to the election of new and or returning Trustees at the shareholder meeting, the Board anticipates selecting members for this committee so that the majority of its members will be deemed independent.
Disclosure Committee
          The disclosure committee’s primary functions are to assist the Board in overseeing the integrity of our public filings and compliance with our public disclosure and reporting requirements.

          The disclosure committee meets on a regular basis at least four times a year. The disclosure committee shall consist of at least three members of the Board of Trustees, with the majority of the members being independent. The disclosure committee is comprised of Timothy Hunt, Lance R. Wolf and James Wieland. The following members of the disclosure committee are deemed independent trustees: Messrs. Hunt and Wolf. Our Board of Trustees has adopted our Disclosure Committee Charter, which we expect to make available on our web site at www.inreit.com by or around October 2011.
Executive Committee
          The executive committee’s primary functions are to assist the Board in handling matters which should not be postponed until the following scheduled meeting of the Board of Trustees, including in connection with capital expenditures, investments, acquisitions, dispositions and financing activities. Prior to February 2011, this committee was previously known as the executive acquisition committee.
          The executive committee will meet periodically when necessary or desirable by the committee or the chair of the committee. The executive committee shall consist of at least three members of the Board of Trustees. The executive committee is comprised of Rex R. Carlson, Clifford Fearing, Bruce W. Furness, Earl S. Strinden and James S. Wieland, and is chaired by Mr. Strinden. The following members of the executive committee are deemed independent trustees: Messrs. Fearing and Furness.
          Our Board of Trustees has adopted our Executive Committee Charter, which we expect to make available on our web site at www.inreit.com by or around October 2011. This charter requires that the majority of the members of the committee be independent directors. Our Board of Trustees next regulator meeting and the annual shareholder meeting will be scheduled for June 23, 2011. This Board meeting will be the first regular meeting of the Board since the Board adopted the new Executive Committee Charter. At this meeting, and with consideration given to the election of new and or returning Trustees at the shareholder meeting, the Board anticipates selecting members for this committee so that the majority of its members will be deemed independent.
Other Committees
          The Board of Trustees may determine to establish additional committees of the Board in the future.
          Compensation Committee Interlocks and Insider Participation
          We do not have a separate compensation committee, or other Board committee performing equivalent funds, as we do not compensate our executive officers. Therefore, there is no current or prior relationship to any other company required to be described under the Securities and Exchange Commission rules relating to disclosure of executive compensation.
          Our Trustees and Executive Officers
          We have provided below certain information about our trustees and executive officers.

Name	Age*	Position(s)
Kenneth P. Regan	54	Chief Executive Officer and Trustee
Peter J. Winger	52	Chief Financial Officer and Treasurer
Darla Iverson	48	Secretary
Earl S. Strinden	79	Chairman of the Board
Bruce W. Furness	71	Vice Chairman of the Board
Peggy Becker	62	Trustee
Rex Ronald Carlson	49	Trustee
Clifford Fearing	67	Trustee
James R. Hansen	65	Trustee
Timothy Hunt	60	Trustee
Lawrence R. O’Callaghan	61	Trustee

Name	Age*	Position(s)
Richard Savageau	76	Trustee
James S. Wieland	58	Trustee
Lance R. Wolf	63	Trustee

*	As of January 25, 2011.
          Kenneth P. Regan has served as a trustee since July 2007 and as our Chief Executive Officer since July 2007. He also has served as the Chief Executive Officer and Chairman of the Board of INREIT Management, LLC, our Advisor, since May 2007. Mr. Regan has over 31 years of experience in the real estate industry. In March 1981, he cofounded with James Wieland the Goldmark companies. Mr. Regan is the Chief Executive Officer, Chairman and co-owner of GOLDMARK Property Management, Inc., one of our property managers, and is the Chief Executive Officer, Chairman and co-owner of both Goldmark Schlossman Real Estate Services, Inc. and Goldmark Development Corporation. During his service to the Goldmark companies, Mr. Regan has been active in the acquisition, development, operation and management of multifamily and commercial real estate. Prior to co-founding the Goldmark companies, he began his real estate career in 1979 with Warner and Company, located in Fargo, ND. Prior to that, Mr. Regan worked as an Assistant National Bank Examiner for the OCC Division of the U.S. Treasury. He received a B.S.B.A. degree in Business Management from the University of North Dakota, and is a Certified Commercial Investment Member (CCIM), Certified Property Manager (CPM) and Graduate Realtors Institute (GRI). Mr. Regan is also a member of the Fargo Chamber of Commerce, FM Apartment Association, FM Association of Realtors and the National Association of Realtors.
          Mr. Regan was nominated for election to the Board of Trustees because of his specific experience and expertise with multi-family properties, property management and the real estate industry; past and continuing contributions to us as Trustee, Chief Executive Officer and an investor; and his general expertise and perspective on business and real estate that benefit the Trust.
          Peter J. Winger has served as our Chief Financial Officer since October 2007. He has also served as the Chief Financial Officer of INREIT Management, LLC, our Advisor, since April 2008. Mr. Winger is a Certified Management Accountant. He is an experienced manager with knowledge and experience in operations and accounting in food manufacturing, retail, and real estate. Mr. Winger’s professional work experience includes four years as an assistant plant manager at two large dairy product manufacturing plants in Minnesota owned by Dairy Farmers of America, the largest dairy cooperative in the U.S. Prior to joining the Trust, he was the owner of a family business, Winger Cheese, Inc., where he served as Production Manager from 1984 to 2000 and President from 2000 until 2007. Between 2003 and 2008, Mr. Winger also owned and operated Pac ‘N Ship, a retail shipping store. Mr. Winger received a B.S. degree in Accounting and Business Administration from St. John’s University (MN), and an MBA from the University of Phoenix.
          Darla Iverson has served as our Secretary since April 2004. She also serves as an Investor Relations professional for INREIT Management, LLC, our Advisor, since June 2003. Ms. Iverson has over 24 years of experience in the REIT business. Previously, she worked for Odell-Wentz & Associates, the advisor to Investors Real Estate Trust, a publicly traded North Dakota REIT (Nasdaq: IREIT), between 1984 through 1987 and 1989 through 2003. She attended Capitol Commercial College in Bismarck, ND.
          Earl S. Strinden has served as our Chairman of the Board since July 2004 and as a trustee since May 2003. Previously, he was one of the founders of the Community National Bank, Grand Forks, ND and a member of their Board of directors from 1964 through 2000. Mr. Strinden joined the staff of the Alumni Association of the University of North Dakota in 1969, a non-profit corporation, and served as its Chief Executive Officer from 1974 through 2000. He also founded and served as the Chief Executive Officer of the University of North Dakota Foundation until 2000. Mr. Strinden was a faculty member at Lincoln High School in Thief River Falls, MN, and was part-owner and manager of Strinden Hardware in Grand Forks, ND from 1959 through 1969. Mr. Strinden also served in elected office, starting with the Grand Forks City Council for 6 years and then 22 years in the North Dakota House of Representatives, including serving as the House Majority Leader for 13 years. He is a veteran of the U.S. Marine Corps. Mr. Strinden received a B.A. degree from Concordia College, an M.A. degree from the University of North Dakota and continued his post master’s education at the University of Minnesota. He currently serves on the Board for two non-profit charitable organizations. Mr. Strinden is the father of Jon E. Strinden, who is a governor of the Advisor.
          Mr. Strinden was nominated for election to the Board of Trustees because of his specific experience and expertise in governance, executive leadership and the banking industry; past and continuing contributions to us as Trustee, Chairman of the Board and an investor; and his general expertise and perspective on business and real estate that benefit the Trust. Mr. Strinden’s distinguished service to the State of North Dakota as House Majority Leader for 13 years also provides many benefits to us and our Board of Trustees.
          Bruce W. Furness has served as our Vice Chairman of the Board since May 2008. Previously, Mr. Furness served as the Vice President for business relations and development of the State Bank & Trust of Fargo from June 2006 through March 2008, when he was appointed interim Chief Executive Officer of the North Dakota Workforce Safety & Insurance Agency, until he retired in March 2009. Mr. Furness was elected to the Fargo City Commission in 1992, and served as the Mayor of the City of Fargo, ND from April 1994 to June 2006. He worked with the Greater North Dakota Association from 1992 through 1996. In addition, he was employed by International Business Machines (IBM) (NYSE: IBM) for 30 years, including management positions in several locations. Mr. Furness currently serves as a director for the State Bank & Trust of Fargo, ND (and is a member of their audit committee), Lake Agassiz Water Authority, Tri-College University, The Consensus Council, Red River Zoo, the FM Area Foundation and the Metro Sports Foundation. Mr. Furness received a Bachelor of Science degree in Mathematics from Jamestown College and a Master’s degree in Mathematics from Montana State University.
          Mr. Furness was nominated for election to the Board of Trustees because of his specific experience and expertise in governance, management and the computer industry; past and continuing contributions to us as a Trustee and investor; and his general expertise and perspective on banking, business and real estate that benefit the Trust. Mr. Furness’ distinguished service to the City of Fargo, as Mayor, and State of North Dakota as Interim Chief Executive Officer of the North Dakota Workforce Safety & Insurance agency also provides many benefits to us and our Board of Trustees.
          Peggy Becker has served as a trustee of the Board since January 2003 and as a member of the Audit Committee since January 2009. Ms. Becker owned and managed the Little Cottage Café from 1985 until 1997, when she sold the business. She purchased Armstrong Sanitation Plus, a garbage and rubbish removal business, in 1993, which she still owns and continues to manage.
          Ms. Becker was nominated for election to the Board of Trustees because of her specific experience and expertise in owning and operating restaurant properties; past and continuing contributions to us as a Trustee and investor; and her general expertise and perspective on North Dakota business and real estate that benefit us.
          Rex Ronald Carlson has served as a trustee since July 2005, Chairman of the Audit Committee from January 2008 to May 2008 and from May 2009 to the present, and a member of the Executive Acquisition Committee from October 2006 to the present. Mr. Carlson also served as our Chief Operating Officer from April 2008 to October 2008. He also served as the Interim Chief Operating Officer of INREIT Management, LLC, our Advisor, from April 2008 to October 2008. Currently, he is a business consultant with Rex Carlson Business Practices and has worked in this role since November 2006. Mr. Carlson served as the Chief Operating Officer of Precision Diagnostic Services, Inc., a sleep disorder diagnostic services business, from October 2008 to August 2010; as Vice President of R.D. Offutt Company, a potato farming business, from October 1998 to October 2006; as a personal advisor to the owner of R.D. Offutt Company regarding business succession., and as a former tax partner with Eide Bailly, LLP from September 1993 to 1998. In addition, he was a registered representative with Woodbridge Financial Group from March 2008 to August 2010. Mr. Carlson has over 25 years of experience in advising clients on business and tax strategies, business succession and estate planning. Mr. Carlson also serves or has served on various non-profit boards, including Make-A-Wish of North Dakota, St. Mary’s Home, Northern Lights Counsel of the Boy Scouts of America, Northern Plains Ethics Institute, National Tax Committee of the National Society of Accountants for Cooperatives and Ducks Unlimited Fargo. He was also past President of the Fargo Rotary. He received a Bachelor of Business Administration degree in Accounting from the University of North Dakota and a Master of Business Taxation degree from the University of Minnesota, Carlson School of Management. He is a certified public accountant.

          Mr. Carlson was nominated for election to the Board of Trustees because of his specific experience and expertise in tax, business succession and estate planning; past and continuing contributions to us as a Trustee, former Chief Operating Officer and shareholder; and his general expertise and perspective on business and real estate that benefit us.
          Clifford Fearing has served as one of our trustees since March 2005, and has served on our Audit Committee since May 2010 and on our Executive Acquisition Committee since May 2009. Mr. Fearing has over 35 years of accounting experience. From 1997 to April 1999, he served as the Financial Officer of Fairview Health Services until he retired in 1999. Prior to that, he worked at the University of Minnesota Hospitals and Clinics as Accounting Supervisor from 1969 until 1974, when he became Chief Financial Officer until 1996. From May 1967 through February 1969, Mr. Fearing was an acquisition accountant for International Multifoods. Mr. Fearing worked as a tax accountant for Boulay, Heutmarker and Zibell, Inc. from October 1966 through April 1967 and as a junior auditor for Lybrand, Ross Brothers and Montgomery, Inc. from August 1965 through September 1966. Mr. Fearing received a B.A. degree in Accounting from the University of Minneapolis, Duluth.
          Mr. Fearing was nominated for election to the Board of Trustees because of his specific experience and expertise in the accounting and health care industries; past and continuing contributions to us as a Trustee and investor; and his general expertise and perspective on acquisitions, business and real estate that benefit us.
          James R. Hansen has served as one of our trustees since May 2010. After serving in the U.S. Army, Mr. Hansen began his career in the automotive industry, where he was a partner of Hansen Automotive Group in Grand Forks until the business was sold in 2006. He is the owner and manager of Hansen Investments, Inc., which included an ABRA Body and Glass franchise since 2002 and an Avis Auto rental franchise since 1989. He was the owner and manager of Hansen Cycle and Marine, Inc., which sold and serviced Honda motorcycles and marine products, from 1989 to 2008; the owner and manager of Hansen Ford Lincoln Mercury, Inc., which sold and serviced new and used Ford Motor Company products, from 1954 to 2006; and partner in Auto Finance Super Center, Inc., which sold and financed used vehicles in Grand Forks, Fargo and Bismarck, ND, from 1986 to the present. He is also a partner in Northstar Telecom, Inc., which sells Verizon cellular telephones in Grand Forks and Fargo, ND and Thief River Falls, MN, from 2002 to the present. Mr. Hansen received a B.S. degree in Business Administration from the University of North Dakota.
          Mr. Hansen was nominated for election to the Board of Trustees because of his specific experience and expertise in the automotive, motorcycle and marine industries; past and continuing contributions to us as a Trustee and investor; and his general expertise and perspective on business and real estate that benefit us.
          Timothy Hunt has served as one of our trustees since October 2003, and has served on our Audit Committee since 2009. Mr. Hunt has over 30 years of experience in healthcare administration. He has served as the Chief Executive Officer of Alexandria Clinic, PA, a 36-physician clinic in Alexandria, MN since 1990. Throughout his career as a hospital and clinic CEO he has gained experience in the planning and construction of multiple healthcare facilities. He is a fellow in the American College of Healthcare Administrators, and a past Board member of the Minnesota Medical Group Management Association. Mr. Hunt also serves as the administrator of a large, corporate retirement plan, and has experience in the investment and management of personal real estate income properties. Mr. Hunt received a Master’s degree in Healthcare Administration from the University of Minnesota. Mr. Hunt currently serves on the Board of Directors and the audit committee of Bremer Trust.
          Mr. Hunt was nominated for election to the Board of Trustees because of his specific experience and expertise in executive management and healthcare administration; past and continuing contributions to us as a Trustee and investor; and his general expertise and perspective on planning and construction of health care facilities that benefit us.
          Lawrence R. O’Callaghan has served as a trustee since January 2003 and on the Governance and Nominating Committee since 2010. As an original member of the Trust, O’Callaghan served as the Chairman of the Board in 2003. He has been an investment and securities advisor since 1983, and is affiliated with Financial Advantage Wealth Management, LLC in Fargo, ND. Prior to that, Mr. O’Callaghan worked with large brokerage firms including EF Hutton and AG Edwards, and is currently an advisor with International Assets Advisory, LLC. With a long association with REITs, he has raised millions of investment capital for REITs since 1992. Mr. O’Callaghan has also been a life and health insurance agent since 1974. From 1979 to 1984, he was a co-owner of O.R.K., Inc., an insurance agency in Bismarck, ND. This agency was among the first in the United States to use new desktop technology creating point of sale illustrations for Universal Life insurance contracts, and its software was marketed across the nation for several years. Since 2006, O’Callaghan has been a realtor with Pifer’s Auction & Realty. His work with agriculture and commercial real estate and investment securities — including REITs — allow him to work with clients using tax-deferred exchanges and the IRC tax codes of 1031 and 721 UPREITs. He received a A.A. degree and a Certification in Computer Programming and System Analysis from Bismarck State College. He received certification as a Certified Senior Advisor (CSA) in 2001.
          Mr. O’Callaghan was nominated for election to the Board of Trustees because of his specific experience and expertise in the securities and REIT industries; past and continuing contributions to us as Trustee and an investor; and his general expertise and perspective on business and real estate that benefit us.
          Richard Savageau has served as one of our trustees since May 2009 and on the Governance and Nominating Committee since August 2010. Previously, Mr. Savageau served in various positions with Caterpillar, Inc. (NYSE: CAT) — Butler Machinery Company: President from 1986 through 1998, Executive Vice President from 1981 to 1986, Vice President & CFO from 1979 to 1981, General Manager I & I Division from 1975 to 1977 and Finance Manager from 1970 to 1975. He also served as the Finance Manager for General Motors Acceptance Corporation (now known as Ally Financial, Inc.), a wholly-owned subsidiary of General Motors Corporation, from 1960 to 1965. From 1965 to 1970, he was a Sales Executive with A.H. Robins Pharmaceutical. Mr. Savageau has served and currently serves on several boards, including St. Johns Hospital Fargo, Hospice of the Red River Valley, Riverview Seniors Living Center, Grow Parochial Fund, Associated Equipment Dealers, F-M Credit Manager, St. Anthony’s Parish and School, Dean Real Estate. More recently, he has presided over several commercial and residential real estate developments. Mr. Savageau received a B.S. degree in Science and Mathematics from North Dakota State University, and a degree in Education at the North Dakota State University. He also served in the U.S. Army in the Infantry Medical Corp.
          Mr. Savageau was nominated for election to the Board of Trustees because of his specific experience and expertise in executive leadership, real estate development and accounting industry; past and continuing contributions to us as a Trustee and an investor; and his general expertise and perspective on business and real estate that benefit us.
          James S. Wieland has served as one of our trustees since June 2007 and on the Executive Acquisition Committee since 2009. Mr. Wieland also serves on the Board of Governors of INREIT Management, LLC, our Advisor, since January 2007, and is an owner of the Advisor, indirectly through Wieland Investments, of which Mr. Wieland is the general partner. Mr. Wieland has over 33 years of experience in property investment, management, brokerage and development. In March 1981, he cofounded with Kenneth Regan the Goldmark companies. Mr. Wieland is the Vice President and co-owner of GOLDMARK Property Management, Inc., one of our property managers, and is the President, Managing Partner and co-owner of Goldmark Schlossman Real Estate Services, Inc. and Vice President and co-owner of Goldmark Development Corporation. During his service to the Goldmark companies, Mr. Wieland has been active in the acquisition, development, operation and management of multifamily and commercial real estate. Mr. Wieland currently serves and has served on various boards, including for State Bank and Trust, Dakota Renaissance Ventures, Space Age Technology, Jamestown Community Hospital, North Dakota State University Team Makers, NDSU College of Business, Cass County Electric Cooperative, Northern Capital Trust, Production Publications, Inc. and the Walton Bean Cooperative. Mr. Wieland received a B.S. degree in Business Economics and a Master’s degree in Agricultural Economics from the North Dakota State University.
          Mr. Wieland was nominated for election to the Board of Trustees because of his specific experience and expertise with multi-family properties, property management and the real estate industry; past and continuing contributions to us as Trustee and an investor; and his general expertise and perspective on business and real estate that benefit us.
          Lance R. Wolf has served as one of our trustees since May 2010 and on the Audit Committee since May 2010. Currently, Mr. Wolf serves as the Executive Vice President and Director of Retail Banking of Gate City Bank since 2000, and chairs its Compliance Committee. Prior to that, he served in various positions with Gate City Bank or its affiliates: Senior Vice President and Director of Retail Banking at Gate City Federal Savings Bank from 1993 to 2000; Vice President of Gate City Federal Savings Bank from 1986 to 1993; Branch Coordinator from 1983 to 1993; and Branch Manager of Gate City Federal Savings Bank from 1979 to 1983. Mr. Wolf also serves on the Open Compliance Committee for the American Bankers Association and the Board of Regents of the University of Mary, Bismarck, ND. Mr. Wolf received a B.S. degree in physical education, biology and chemistry from the North Dakota State University.
          Mr. Wolf was nominated for election to the Board of Trustees because of his specific experience and expertise in regulatory compliance and the retail banking industry; past and continuing contributions to us as Trustee and an investor; and his general expertise and perspective on business and real estate that benefit us. Wolf’s distinguished service on the Open Compliance Committee for the American Bankers Association also provides many benefits to us and our Board of Trustees.
Management of the Advisor
          As an externally advised trust, our day-to-day operations are generally performed by our Advisor. Our Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary are also officers, employees, owners or governors of our Advisor. Among others, such executive officers oversee our Advisor’s day-to-day operations with respect to us. However, when doing so, such executive officers are acting on behalf of our Advisor in performing the Advisor’s obligations under the Advisory Agreement. Generally, the only services performed by our executive officers in their capacity as executive officers are those required by law or regulation, such as executing documents as required by North Dakota law and providing certifications required by the federal securities laws.
          Officers and Governors of the Advisor
          We have provided below certain information about the executive officers and Board of governors of the Advisor.

Name	Age*	Position(s)
Bradley J. Swenson	45	President and Governor
Kenneth P. Regan**	54	Chief Executive Officer, Chairman and Governor
Peter J. Winger**	52	Chief Financial Officer
Jacqueline Duke	45	Vice President
James D. Echtenkamp	55	Governor
Dale D. Lian	53	Governor
Jon E. Strinden	53	Governor
James S. Wieland**	58	Governor
Bradley S. Williams	54	Governor

*	As of January 25, 2011.

**	Biographies were previously provided under “Trustees and Executive Officers — Management of the Trust — Our Trustees and Executive Officers.”
          Bradley J. Swenson has served as the President and a governor of INREIT Management, LLC since 2010. He has more than 18 years of leadership and management experience in corporate governance, operational strategy, ethics and compliance, real estate and the law. Prior to joining the Advisor, Mr. Swenson practice law in both the public and private sectors. In 1999, he was appointed Assistant Special Counsel to investigate the FBI stand-off and fire at the Branch Davidian compound in Waco, Texas. Upon completion of the investigation in 2001, Swenson joined the law firm of Dorsey and Whitney where he served of Counsel until joining Ulteig Engineers as General Counsel and Corporate Secretary in 2004. Mr. Swenson was later named Ulteig’s Chief Operating Officer serving in that role until 2010. Mr. Swenson received a B.A. degree in English from the North Dakota State University and a J.D. degree from the University of Denver, College of Law. Mr. Swenson currently serves or has held leadership positions on numerous boards including the Board of Directors for the NDSU Research and Technology Park, the Board of Directors for the National Center for Employee Ownership, the Board of Trustees for the F-M Symphony, the Board of Directors for F-M Chamber of Commerce, the Board of Directors of the Downtown Community Partnership, the Executive Board for the Northern Lights Council, the Advisory Board for the Center for Ethical Leadership at Concordia College, the Executive Committee of the NDSU Alumni Association, and the Editorial Boards for the North Dakota and Missouri Bars.
          Jacqueline Duke has served as the Vice President of INREIT Management, LLC since April 2008, and previously served as its Acquisition and Finance Director from April 2007 to April 2008. Prior to joining the Advisor, she was a business relationship manager with Wells Fargo Bank, Minot, ND from December 2003 through April 2007 and served in various positions with Bremer Bank from April 1991 to December 2003. Ms. Duke received a B.S. degree in Accounting from Minot State University. As of January 25, 2011, Ms. Duke beneficially owned 3,749.517 shares of the Trust, which includes 2,943.713 shares held in an IRA account, over which the custodian has the power to vote such shares pursuant to the custodian agreement.
          James Dale Echtenkamp has served as a governor of INREIT Management, LLC since 2007. He is a partner and principal of GOLDMARK Property Management, Inc., one of our property managers, since 1990. Prior to that, he practiced law with Arthur, Chapman & McDonough from 1983 through 1989. He also served as a tax consultant for Touche Ross & Co. from 1981 to 1983. Mr. Echtenkamp serves on the Board of directors of Private Bank, Minnesota. Mr. Echtenkamp received a B.S.B.A degree in accounting from the University of North Dakota and a J.D. degree from Drake University, School of Law. He also holds a real estate broker’s license in Minnesota, and is licensed to practice law in Iowa and Minnesota. As of January 25, 2011, Mr. Echtenkamp’s spouse beneficially owned 6,266.892 shares of the Trust, and other related parties of Mr. Echtenkamp beneficially owned 23,696.074 shares of the Trust, which includes 14,609.075 shares beneficially owned by a family trust. In addition, as of such date, he beneficially owned 111,570.511 limited partnership units, which includes 2,433.405 units beneficially owned by a family trust, which may be exchanged into common shares of the Trust pursuant to the Exchange Right.
          Dale D. Lian has served as a governor of INREIT Management, LLC since January 2007. He is the President of Goldmark Development Corporation, which has provided development services to us since 2007. In this position, he oversees new construction and development and manages its financing and banking relationships. Prior to that, he was a certified public accountant with Charles Bailly and Co., Fargo, where he focused on tax and accounting for small businesses. He also serves on the Board of directors of GOLDMARK Property Management, Inc., one of our property managers; Goldmark Schlossman Commercial Real Estate Services, Inc.; and Board of Governors of JKJD, LLC, all affiliates of the Advisor or the Goldmark companies. Mr. Lian received a B.S. degree in Accounting from the University of North Dakota. He has a Certified Public Accountant (CPA) which license is currently inactive; and he maintains a real estate license in North Dakota. As of January 25, 2011, Mr. Lian beneficially owned 233,394.501 limited partnership units which may be exchanged into common shares of the Trust pursuant to the Exchange Right.
          Jon E. Strinden is an officer of Fredrikson & Byron, P.A., a law firm, since March 2010. Prior to joining Fredrikson, he was a partner at Dorsey & Whitney, LLP, a law firm, from December 1999 through March 2010. Mr. Strinden received a B.S.B.A. degree in Accounting and a J.D. degree from the University of North Dakota, School of Law. Mr. Strinden is the son of Earl S. Strinden, our Chairman of the Board. As of January 25, 2011, Mr. Strinden beneficially owned 32,745.773 shares of the Trust, held in an IRA account, and the custodian has the power to vote such shares pursuant to the custodian agreement.
          Bradley S. Williams has served as a governor of INREIT Management, LLC since 2007. Mr. Williams is the President and a partner of GOLDMARK Property Management, Inc., one of our property managers, from 2005 to the present. In this position, he oversees the management of more than 10,000 units of multifamily housing and over one million square feet of commercial property. He is also a partner and member of LBW Management, LLC, a business operation consultant, from 2004 to the present. Prior to that, he was the Senior Vice President — Corporate Development for Varistar Corporation, a wholly-owned subsidiary of Otter Tail Corporation (NASDAQ: OTTR), an electric services and non-electric services (including plastics, manufacturing and health services) business, from 2000 to 2004. From 1999 to 2000, Mr. Williams was the Senior Vice President — Managing Director Europe for PepsiAmericas, Inc. (which has since been acquired by Pepsi-Cola Metropolitan Bottling Company, Inc. (NYSE:

PEP)). In addition, he was part of the Senior Management Team for the Pohlad Beverage Group from 1995 to 1999 and the President and Chief Operating Officer of Dakota Beverage Company, Inc. from 1993 to 1999. Mr. Williams is approximately a 30% owner and serves as a trustee of the Missouri Valley Real Estate Investment Trust, a private REIT that focuses on multifamily housing in South Central United States, and as a governor of such REIT’s advisor. Mr. Williams received a B.S.B.A. degree from Friends University in Wichita, Kansas. As of January 25, 2011, Mr. Williams beneficially owned 11,829.261 shares of the Trust, held in an IRA account, and the custodian has the power to vote such shares pursuant to the custodian agreement.
          Advisory Agreement
          We and our operating partnership have entered into an Advisory Agreement, whereby the Advisor has been delegated the management of the day-to-day business of the Trust and our operating partnership. The following is a summary of certain provisions of the Advisory Agreement, and is therefore not complete and is qualified by the specific language in the Advisory Agreement.
          Under the Advisory Agreement, the Advisor will manage our business in accordance with our investment objectives, strategy, guidelines, policies and limitations. The Advisor will provide services related to the acquisition, management and disposition of commercial real estate properties and other real estate related assets; the allocation of our portfolio among commercial real estate properties and other real estate related assets; the selection of property managers and other service providers; and marketing, stockholder relations and other administrative services. The Advisor will also have the responsibility to, among other things:
•	participate in formulating our financial, valuation and other policies, consistent with achieving our investment objectives;

•	serve as our investment and financial advisor and provide research and economic and statistical data in connection with our assets and investment policies;

•	select joint venture and strategic partners and structure corresponding agreements;

•	locate, analyze and select potential investments, structure the terms of such investments and arrange for financing or refinancing in connection with investments;

•	select our independent appraisers;

•	monitor and manage our investments and provide periodic reports to our Board of Trustees on their performance; and

•	determine when we should sell our investments and reinvest the proceeds.
     The above summary is provided to illustrate the material functions which the Advisor will perform for us and it is not intended to include all of the services which may be provided to us by the Advisor or third parties. The Advisor is subject to the supervision of our Board of Trustees. In addition, the Advisor will have a fiduciary duty to our shareholders as provided in the Advisory Agreement.
          Term and Termination. The Advisory Agreement is for a term of one year, subject to successive one-year renewals upon the mutual consent of the parties. In determining whether to renew the Advisory Agreement, our Board of Trustees will re-evaluate the performance of the Advisor. The Advisory Agreement may be terminated either by us or the Advisor upon 60 days prior written notice without cause or penalty. The Advisory Agreement may also be terminated immediately by us for cause, which means fraud, criminal conduct, willful misconduct or willful or negligent breach of fiduciary duty by the Advisor in performing its duties under the Advisory Agreement. If the Advisory Agreement is terminated, the Advisory Agreement requires the Advisor to cooperate with us and take all reasonable steps requested to assist the Board in making an orderly transition of all advisory functions and the Advisor is entitled to receive its prorated asset management fee through the date of termination.
          Fees and Expenses. Under the Advisory Agreement, the Advisor will receive a monthly asset management fee, reimbursement of operating expenses and acquisition expenses, acquisition fees upon the acquisition of investments and disposition fees upon the sale of investments. For specific information on the fees for the Advisor, please see Item 6, Executive Compensation — Compensation of our Advisor, Affiliates and Related Parties.
          The Advisor bears the expenses incurred by it in connection with performance of its duties under the Advisory Agreement, including administrative expenses incurred in supervising, monitoring and inspecting real property or other assets owned by us or relating to its performance under the Advisory Agreement. We will reimburse the Advisor for operating expenses, including but not limited to the following:
•	Our organizational and offering expenses;

•	The actual cost of goods and services used by us and obtained from entities not affiliated with the Advisor, other than acquisition expenses;

•	Interest and other costs for borrowed money, including discounts, points and other similar fees;

•	Taxes and assessments on income of the Company or its real estate assets;

•	Costs associated with insurance required in connection with our business or by our board;

•	Expenses of managing and operating our properties, payable to the property manager, whether or not the property manager is an affiliate of the Advisor;

•	Compensation and expenses payable to independent trustees and all expenses payable to the non-independent trustees in connection with their services to us and our shareholders as well as their attendance at meetings of the Board and shareholders;

•	Expenses connected with payments of distributions in cash or otherwise made or caused to be made by us to our stockholders;

•	Expenses of amending, converting, liquidating or terminating us or our charter;

•	Expenses of maintaining communications with our stockholders, including the cost of preparation, printing and mailing annual and other stockholder reports and other reports required by governmental entities;

•	Administrative services expenses (including personnel costs; provided, however, that no reimbursement shall be made for costs of personnel to the extent that such personnel perform services in transactions for which the Advisor receives a separate fee); and

•	Audit, accounting, legal and other professional fees.
          We will not reimburse the Advisor for certain operating expenses that, in the four consecutive fiscal quarters then ended, exceed the greater of 2% of our average invested assets or 25% of our net income for such year unless our Board finds that, based on unusual and non-recurring factors they deem sufficient, a higher level of expenses is justified. Any reimbursed amount exceeding this limit will be repaid to us within 60 days after the end of the fiscal year.
          However, we will reimburse the Advisor for expenses related to selecting, evaluating, acquiring and investing in assets, whether or not acquired or made. Such acquisition expenses include, but are not limited to the following:
•	legal fees and expenses,

•	travel and communications expenses,

•	cost of appraisals and surveys,

•	nonrefundable option payments on property not acquired,

•	accounting fees and expenses,
•	computer use related expenses,

•	architectural, engineering and other property reports,

•	environmental and asbestos audits,

•	title insurance and escrow fees,

•	loan fees or points or any fee of a similar nature paid to a third party, however designated,

•	transfer taxes and

•	personnel and miscellaneous expenses related to the selection, evaluation and acquisition of and investing in properties.
          Acquisition expenses and acquisition fees may not in the aggregate exceed 6% of the purchase price for a property unless fees in excess of such amount are approved by our board.
          We bear our own expenses for functions not required to be performed by the Advisor under the Advisory Agreement, which generally include capital raising and financing activities, corporate governance matters and other activities not directly related to our properties and assets.
          Indemnification. We and the operating partnership have agreed to indemnify the Advisor, its executive officers, governors, members and employees and pay or reimburse reasonable expenses in advance of final disposition of a proceeding with respect to acts or omissions of the Advisor, provided that:
•	the indemnified person determined, in good faith, that the course of conduct that caused a loss or liability was in our best interests;

•	the indemnified person was acting on behalf of, or performing services for, us or the operating partnership;

•	such liability or loss was not the result of negligence or misconduct; and

•	such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.
          Other Services. In addition to the services described above to be provided by the Advisor, if we request, the Advisor or its affiliates may provide other property-level services to us and may receive additional compensation for such services, including leasing, development, loan origination and servicing, property tax reduction and risk management fees. However, under no circumstances will such compensation for other such services exceed an amount that would be paid to non-affiliated third parties for similar services. The Board must approve the compensation for such other services paid to the Advisor or any of its affiliates.
Property Management
          The Advisor has engaged property managers to manage the day-to-day operations of our acquired properties. Many of our properties are managed by GOLDMARK Property Management, Inc. Kenneth Regan, our Chief Executive Officer and one of our trustees, James Wieland, our trustee, and Dale Lian and James D. Echtenkamp, governors of our Advisor, serve on the Board and are co-owners or principals of GOLDMARK Property Management. In addition, we have engaged our Advisor to serve as a property manager as well as other third-party property managers. For affiliated property managers, including GOLDMARK Property Management, we anticipate paying a property management fee up to 5% of the monthly gross income from any properties such affiliated property manager manages.

ITEM 6. EXECUTIVE COMPENSATION.
Compensation of our Executive Officers
          We are an externally advised trust and as such, although we have a Board of Trustees and executive officers responsible for our management, we have no paid employees. Our Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary are all employees of our Advisor, and receive compensation directly from the Advisor. Our Chairman of the Board and Vice Chairman of the Board are not employees of our Advisor and receive compensation only for serving as trustees.
Compensation of our Trustees
          We pay each of our independent trustees $800 for each Board meeting the trustee attends in person or by phone. We pay the chairman of the Board $1,200 per Board meeting the chairman chairs. We pay each member of our audit committee and executive committee $300 for each audit committee or executive committee meeting, as applicable, the trustee attends in person or by phone. Other than as described above, we do not compensate trustees for attendance at committee meetings. If a trustee is also an employee of our Advisor, we do not pay compensation for services rendered as a trustee. Our trustees are also reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at meetings.
          The chart below shows the amounts each trustee was paid for attending meetings during the year ended December 31, 2010.

	Board of Trustees	Audit Committee	Executive Committee
Trustee	Meetings	Meetings	Meetings
Timothy Hunt	$3,200	$1,200
Lawrence R. O’Callaghan	$3,200
Rex R. Carlson	$3,200	$1,600	$900
Clifford Fearing	$3,200	$900
Thomas Strinden	$1,600
Richard Savageau	$3,200
Peggy Becker	$3,200	$600
Earl S. Strinden	$4,400		$900
Bruce W. Furness	$3,600		$900
Philip Gisi	$800	$300	$300
Lance R. Wolf	$1,600	$900
James R. Hansen	$1,600		$300
Kenneth P. Regan(1)	$0	$0	$0
James S. Wieland(1)	$0	$0	$0

[1]	Not an independent trustee.
Compensation of our Advisor, Affiliates and Related Parties
          The following is a brief description of the fees and compensation that may be received by the Advisor, its affiliates and parties related to us during the various stages in the life of the Trust and the operating partnership. The compensation payable to the Advisor is subject to the terms and conditions of the Advisory Agreement, which must be renewed on an annual basis. As a result, such amounts may be increased or decreased in future renewals of the Advisory Agreement. The fees listed below reflect the revised fees under the Advisory Agreement as amended and restated.

Description and Method of
Type of Compensation	Recipient	Computation
Offerings of Securities:

Brokerage Fees	Related Parties	4% of the gross proceeds from sales of units of the operating partners sold. 8% of the gross proceeds from the sale of shares of beneficial interest of the Trust.

Operation:

Management Fee	Advisor	0.5% of our net invested assets.
Our net invested assets means, for a specified period, the value of our total assets at cost plus the depreciation reserve, unearned contract receivable discount and the deferral gain account less cash, other current assets, marketable securities less margin accounts and total liabilities.
The asset management fee will be calculated and payable monthly in cash or shares of our beneficial interest, at the option of the Advisor, not to exceed one-twelfth of 0.5% of the net invested assets as of the last day of the immediately preceding quarter. The management fee calculation will be subject to quarterly and annual reconciliations. The management fee may be deferred at the option of the Advisor, without interest.

Reimbursement of Operating Expenses	Advisor	Reimbursement by the Trust or the operating partnership for actual expenses incurred in connection with the operation of the Trust or the operating partnership.
Reimbursement will be made each month, and within 45 days after receipt of a reimbursement request.
Reimbursement will not be made to the extent it would exceed the greater of 2% of the average invested assets or 25% of net income per year, unless the Board of Trustees determines that such excess was justified.

Acquisition or Construction of Properties and Real Estate Related Assets:

Acquisition or Construction Fee	Advisor	For its services in investigating and negotiating construction or acquisitions of real estate

Description and Method of
Type of Compensation	Recipient	Computation
equity, mortgages or contracts for deed for the Trust, the Advisor receives an acquisition or construction fee of 3% of the contract purchase price of each property acquired or constructed, capped at $300,000 per acquisition or construction.

For purposes of clarity, 50% of any acquisition or construction fee shall be allocated to acquisition or construction related activity and the remaining 50% shall be allocated to finance related activity.

However, the total of all acquisition/construction fees and acquisition expenses cannot exceed 6% of the contract price of the property, unless approved by the majority of the trustees, including a majority of the independent trustees, if they determine the transaction to be commercially competitive, fair and reasonable to the Trust.

Reimbursement of Acquisition Expenses	Advisor	Reimbursement for actual expenses incurred in connection with the selection, evaluation, structure and purchase property and other real estate-related investments, whether or not acquired. Acquisition expenses may include, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and the costs of performing due diligence.

However, the total of all acquisition/construction fees and acquisition expenses cannot exceed 6% of the contract price of the property, unless approved by the majority of the trustees, including a majority of the independent trustees, if they determine the transaction to be commercially competitive, fair and reasonable to the Trust.

Disposition of Properties and Real Estate Related Assets:

Disposition Fee	Advisor	If the Advisor provides a substantial amount of services in the effort to sell any property, up to 1/2 of the brokerage commission paid, but in no event to exceed 3% of the contracted for sales price of the property. However, the disposition fee when added to the real

Description and Method of
Type of Compensation	Recipient	Computation
estate commissions paid to unaffiliated parties cannot exceed the lesser of 6% of the contracted for sales price or the competitive real estate commission (which is reasonable, customary and competitive in light of the size, type and location of the property).

Management of Properties:

Property Management Fee	Advisor, when engaged as a property manager, and related parties engaged as a property manager and third-party property managers	3.0% — 5.0% of the monthly gross income from any properties such property manager manages.

Termination of Advisory Agreement:

Termination Fee		There is no termination fee payable to the Advisor or any of its affiliates.
          The chart below shows the amounts our Advisor, affiliates and related parties received as compensation during the year ended December 31, 2010.

Type of Compensation	Recipient	Amount
Advisory Management Fees	Advisor	$683,839
Acquisition Fees	Advisor	$937,842
Disposition Fees	Advisor	$302,718
Property Management	Advisor	$13,423
Property Management	Goldmark Property Management	$3,209,325
Real Estate Commissions	Goldmark Schlossman	$284,888
Broker Commissions	JKJD, LLC.	$534,919
Broker Commissions	HSC Partner, LLC.	$222,783
Marketing/Wholesaling Fees	HSC Partner, LLC.	$139,111
Broker Commissions	Fintegra Financial Solutions	$27,824
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE.
Related Party Transactions
          We are subject to various conflicts of interest arising out of our relationship with our Advisor and its affiliates, some of whom serve as our executive officers and trustees. These conflicts include the compensation arrangements between us and the Advisor under the Advisory Agreement, whereby the Advisor receives a management fee, acquisition fees, disposition fees and property management fees when engaged as a property manager for our properties. For a description of some of the risks related to these types of conflicts of interest, see “Item 1.A. Risk Factors — Risks Related to Our Relationship with the Advisor and its Affiliates.”
          Under our Amended Declaration of Trust, we may enter into any contract or transaction, including the purchase or sale of property to, the Advisor, trustees or their affiliates unless a majority of our trustees as well as a majority of our independent trustees approve the transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. Our Amended Bylaws also provide that our trustees, officers, employees and agents, in a personal capacity or in a capacity as an affiliate, employee or agent of any other person, may have business interests and engage in business activities similar and even competitive to or in addition to those relating to our business.
          For more information on related party transactions described below and amounts paid, see Notes 17 and 19 to our Consolidated Financial Statements included elsewhere in this form.
          Advisor
          The Advisor is owned in part (23.8158%) by Kenneth Regan, our Chief Executive Officer and one of our trustees, and (23.8158%) by James Wieland, one of our trustees, indirectly through Wieland Investments, LLLP, to which Mr. Wieland serves as the general partner. In addition, Messrs. Regan and Wieland serve on the Board of Governors of the Advisor and are substantial owners of limited partnership units in the operating partnership. As of As of April 15, 2011, Mr. Regan owned 1,293,163 limited partnership units (or 12.3112% of the outstanding units) and Mr. Weiland owned or controlled 983,058 limited partnership units (or 9.3589% of the outstanding units). During 2010, the Advisor earned $683,839 in advisory management fees.
          Property Management Fees
          We have engaged the Advisor to serve as property manager for some of our properties. Under this agreement, we have agreed to pay the Advisor a property manager fee of 5% of the monthly gross income from such properties managed. During 2010, the Advisor earned $13,423 in property management fees.
          We have also engaged GOLDMARK Property Management, Inc. to serve as our primary property manager. Under this agreement, we have agreed to pay GOLDMARK Property Management a property manager fee of 5% of the monthly gross income from such properties managed. During 2010, GOLDMARK Property Management, Inc. earned $3,209,325 in property management fees. Kenneth Regan, our Chief Executive Officer and one of our trustees, is an executive officer, chairman and co-owner of GOLDMARK Property Management. In addition, James Wieland, our trustee, and Dale Lian and James D. Echtenkamp, governors of our Advisor, serve on the Board and are co-owners or principals of GOLDMARK Property Management.
          Construction/Development Fees
          Over the past few years, we have engaged Edgewood Development Group, LLC to perform construction and development services for certain of our real estate properties, whereby we paid Edgewood construction costs and development fees. Edgewood Development Group, LLC is an entity affiliated with Philip Gisi, who previously served as a member of our Board of Trustees between July 2004 through May 2010. Mr. Gisi is the President and Chief Executive Officer of Edgewood Development Group, LLC. Edgewood Development Group, LLC is wholly owned by Edgewood Group, LLC, in which Mr. Gisi owns 14% and EMG Capital, LLLP (to which Mr. Gisi serves as the general partner) owns 60%.
          In addition, we have engaged Goldmark Development Corporation to perform construction and development services for certain of our real estate properties, whereby we paid Goldmark Development construction costs and development fees. During 2010, Goldmark Development earned $3,135,905 in construction costs and development fees. Goldmark Development is affiliated with GOLDMARK Property Management, one of our property managers, which is owned by Kenneth Regan, our Chief Executive Officer and one of our trustees, and James Wieland, our trustee. In addition, Kenneth Regan is the Chief Executive Officer, Chairman and co-owner of Goldmark Development and Dale Lian, a governor of our Advisor, serves as the President of Goldmark Development.

          Brokerage Fees
          Goldmark Schlossman Commercial Real Estate Services, Inc. assisted in identifying prospective acquisitions for us, and received real estate brokerage commissions. During 2010, Goldmark Schlossman Commercial Real Estate Services, Inc. earned $284,888 in real estate brokerage commissions. Goldmark Schlossman is affiliated with GOLDMARK Property Management, one of our property managers, which is owned by Kenneth Regan, our Chief Executive Officer and one of our trustees, James Wieland, our trustee, and Dale Lian,, a governor of our Advisor, serve on the board and are co-owners of Goldmark Schlossman. In addition, Kenneth Regan is the Chief Executive Officer of Goldmark Schlossman.
          In connection with the sales of our common shares and the limited partnership units of our operating partnership over the last several years, we engaged Roger Domres, our Advisor’s former Vice President and governor (from November 2002 to December 2010), and HSC Partner, LLC, an entity owned by Roger Domres, to assist in the sales of such securities and to perform marketing services. Under this arrangement, we agreed to pay 4% of the gross proceeds from sales of limited partnership units and 8% of the gross proceeds from the sale of common shares. During 2010, HSC Partner, LLC earned $361,894 in brokerage commissions and marketing fees.
          In connection with the sales of our common shares and the limited partnership units of our operating partnership over the last several years, we engaged Dale Lian, a governor of our Advisor and GOLDMARK Property Management, and JKJD, LLC, an entity owned by Messrs. Lian, Wieland, Regan, and Echtenkamp, to assist in the sales of such securities. Under this arrangement, we agreed to pay 4% of the gross proceeds from sales of limited partnership units and 8% of the gross proceeds from the sale of common shares. During 2010, JKJD, LLC earned $534,919 in brokerage commissions.
          In connection with the sales of our common shares and the limited partnership units of our operating partnership over the last several years, we engaged Fintegra Financial Solutions, with whom Larry O’Callaghan was a Series 7 Registered Representative, to assist in the sales of such securities. Under this arrangement, we agreed to pay 4% of the gross proceeds from sales of limited partnership units and 8% of the gross proceeds from the sale of common shares. Mr. O’Callaghan is one of our trustees. During 2010, Fintegra Financial Solutions earned $27,824 in brokerage commissions and wholesaling fees.
          Rental Agreements
          Under various leases, we rent space to Edgewood Vista Senior Living, Inc., an entity wholly owned by Philip Gisi, who previously served as a member of our Board of Trustees between July 2004 through May 2010. In addition, Mr. Gisi represents EMG Group who is responsible, as the lessee, for the master lease of the Gate City Office building in Grand Forks, North Dakota. Under the master lease, EMG Group can sublease space under independent leases.
          Under an operating lease agreement, we lease space to our Advisor, INREIT Management, LLC.
          Under an operating lease agreement, we lease space to GOLDMARK Property Management, Inc. Kenneth Regan, our Chief Executive Officer and one of our trustees, James Wieland, our trustee, and Dale Lian and James D. Echtenkamp, governors of our Advisor, serve on the Board and are co-owners or principals of GOLDMARK Property Management.
          Rent Incentive
          During 2009, we provided a rent incentive of $1,500,000 to a property owned by Edgewood Development Group, LLC. Edgewood Development Group, LLC is an entity affiliated with Philip Gisi, who previously served as a member of our Board of Trustees between July 2004 through May 2010. Mr. Gisi is the President and Chief Executive Officer of Edgewood Development Group, LLC. Edgewood Development Group, LLC is wholly owned by Edgewood Group, LLC, in which Mr. Gisi owns 14% and EMG Capital, LLLP (to which Mr. Gisi serves as the general partner) owns 60%.

          Purchase of Properties
          In 2009, we purchased a commercial office building in Edina, MN from France Edina Property, LLP. The partners of France Edina Property, LLP include, but are not limited to, Kenneth Regan, James Wieland, Dale Lian and James Echtenkamp, all of whom are governors of our Advisor. Prior to the sale of the building to us, each of their ownership percentages in the building were 13.3%, 6.3%, 1.47% and 19%, respectively. The approximate purchase price was $13,100,000.
          In 2009, we purchased an apartment building in Fargo, ND from the owners, which included James Wieland. The approximate purchase price was $750,000.
          In 2010, we purchased seven apartment buildings in Fargo, ND from the owners, which included Messrs. Regan and Wieland. The approximate aggregate purchase price was $5,630,000.
          In 2010, we purchased an apartment building in West Fargo, ND along with Messrs. Regan, Wieland, Lian and Echtenkamp, whereby we own a 81.25% ownership interest in the building with the remaining 19.75% ownership interest held by Messrs. Regan, Wieland, Lian, Williams and Echtenkamp. The approximate purchase price for our ownership interest was $6,624,000.
          In August, 2010, we entered into a purchase agreement to buy the remaining 2/3 interest in Sierra Ridge apartment complex in Bismarck, ND for $6.6 million of which Messrs Regan, Wieland and Lian are owners. We completed the purchase on April 1, 2011.
          In 2010, we purchased a 24 unit apartment building in Fargo, North Dakota from Maplewood Bend I Apartments, LLP. Mr. Wieland owned 38.00% of Maplewood Bend I Apartments, LLP. The approximate purchase price was $820,000.
          In 2010, we purchased an 18 unit apartment building in Fargo, North Dakota from FBR Investments, LLP. Mr. Regan owned 100% of FBR Investments, LLP. The approximate purchase price was $665,000.
          In 2010, we purchased an 18 unit apartment building in Fargo, North Dakota from Maplewood Bend IV LLP. Messrs. Wieland and Regan owned 8.85% and 64.25%, respectively, of Maplewood Bend IV, LLP. The approximate purchase price was $665,000.
          In 2010, we purchased a 16 unit apartment building in Fargo, North Dakota from Maplewood Bend VI Apartments. Mr. Wieland owned 44.00% of Maplewood Bend VI Apartments. The approximate purchase price was $620,000.
          In 2010, we purchased a 20 unit apartment building in Fargo, North Dakota from Maplewood Bend VII Apartments, LLP. Mr. Regan a governor of the advisor owned 24.99% of Maplewood Bend VII Apartments, LLP. The approximate purchase price was $780,000.
          In 2010, we purchased a 20 unit apartment building in Fargo, North Dakota from Maplewood Bend VIII Apartments, LLP. Mr. Regan owned 5.91% of Maplewood Bend VIII Apartments, LLP. The approximate purchase price was $780,000.
          In 2010, we purchased a 24 unit apartment building in Fargo, North Dakota from Maplewood Bend Royale, LLP. Messrs. Wieland and Regan owned 10.00% and 23.63%, respectively, of Maplewood Bend Royale, LLP. The approximate purchase price was $1,300,000.
Independence of the Board of Trustees
          Our Board of Trustees determines which directors are independent. The definition of an “independent trustee”, as provided in the Amended Declaration of Trust, is a trustee who is not on the date of determination, and within the last two years from the date of determination has not been associated with the Sponsor or the Advisor by virtue of (i) ownership of an interest in the Sponsor, the Advisor or any of their affiliates, other than the Trust (other than ownership of less than one percent of any such entity that is a publicly traded company), (ii) employment by the Sponsor, the Advisor or any of their affiliates, (iii) service as an officer or director of the Sponsor, the Advisor or any of their affiliates, other than as a trustee of the Trust, (iv) performance of services, other than as a trustee, for the Trust, (v) service as a trustee or director of more than three REITs organized by the Sponsor or advised by the Advisor, or (vi) maintenance of a material business or professional relationship with the Sponsor, the Advisor or any of their affiliates. A business or professional relationship is considered “material” if the aggregate gross revenue derived by the trustee from the Sponsor, the Advisor and their affiliates exceeds 5% of either the Trustee’s annual gross revenue, derived from all sources, during either of the last two years or the trustee’s net worth on a fair market value basis. An indirect association with the Sponsor, Advisor or any of their affiliates includes circumstances in which a trustee’s spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law is or has been associated with the Sponsor, the Advisor any of their affiliates or the Trust.
          According to the definition of “independent trustee”, the Board determined that seven of the twelve trustees were independent: Peggy Becker, Clifford Fearing, Bruce W. Furness, James R. Hansen, Timothy Hunt, Richard Savageau and Lance R. Wolf. In the board’s determination of the independence of each trustee, the Board considered the transactions, relationships and arrangements listed above.

ITEM 8.	LEGAL PROCEEDINGS.
          We are a participant in various legal proceedings and claims that arise in the ordinary course of our business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, we believe that the final outcome of these matters will not have a material effect on our financial position, results of operation or cash flows.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.
Market for Common Shares
          As of January 25, 2011, we had 3,707,781.922 common shares of beneficial interests outstanding, held by a total of 765 shareholders and no outstanding options or warrants to purchase our common shares. On or about October 15, 2010, we learned that IRA accounts, where the Custodian holds the power to vote such shares pursuant to the custodian agreement, could not be considered a single shareholder. As of January 25, 2011, there were 3,148,529.729 outstanding common shares that could be sold pursuant to Rule 144 under the Securities Act.
          In addition, as of January 25, 2011, there are approximately 10,387,074.981 limited partnership units of our operating partnership outstanding held by a total of approximately 435 limited partners. Pursuant to the exchange rights of the limited partners under the LLLP Agreement of the operating partnership, we have the option, upon redemption requests by the holders of the limited partnership units, to acquire the limited partnership units by paying the holders with our common shares of beneficial interest on a one-for-one basis. The numbers of shareholders and limited partners is based on the records of our transfer agent.
          We have not agreed to register any common shares under the Securities Act for resale by our shareholders. There currently is no public market for our common shares and we do not expect one to develop. We currently have no plans to list our shares on a national securities exchange or over-the-counter market, or to include our shares for quotation on any national securities market. Consequently, there is the risk that a stockholder may not be able to sell our common shares promptly or at all.
          Our Board of Trustees has approved a share repurchase plan that may enable shareholders to sell their shares to us in limited circumstances. See “Description of Registrant’s Securities to be Registered — Shares of Beneficial Interest of INREIT Real Estate Investment Trust — Share Repurchase Plan.”
Distributions
          We have paid and intend to continue to pay regular distributions to our shareholders. Because all of our operations are conducted through our operating partnership, our ability to pay distributions depends on the operating partnership’s ability to make distributions to us and its other limited partners. We pay distributions monthly whereby the distribution attributable to a calendar quarter would be paid in three equal monthly payments during the next quarter. Distributions will be paid to shareholders as of the record dates selected by the Board of Trustees. We intend to make distributions sufficiently to satisfy the requirements for qualification as a REIT for federal tax purposes.
          The following table shows the distributions we have paid (including the total amount paid and the amount paid on a per share basis) since January 2007.

Period Paid	Distribution Per Share	Total Distribution
First Quarter 2007	$0.171875	$170,231
Second Quarter 2007	$0.178750	204,861
Third Quarter 2007	$0.178750	348,843
Fourth Quarter 2007	$0.178750	377,115

First Quarter 2008	$0.178750	383,761
Second Quarter 2008	$0.183750	404,260
Third Quarter 2008	$0.183750	422,475
Fourth Quarter 2008	$0.183750	452,012

First Quarter 2009	$0.183750	462,592
Second Quarter 2009	$0.186250	477,085

Period Paid	Distribution Per Share	Total Distribution
Third Quarter 2009	$0.186250	492,777
Fourth Quarter 2009	$0.186250	507,275

First Quarter 2010	$0.186250	532,496
Second Quarter 2010	$0.192500	572,694
Third Quarter 2010	$0.192500	610,423
Fourth Quarter 2010	$0.192500	633,716
          We expect to maintain the distribution rate at its present rate, unless our results of operations, our general financial condition, general economic conditions or other factors prohibit us from doing so. The funds we receive from operations that are available for distribution may be affected by a number of factors, including:
•	our operating and interest expenses;

•	the ability of tenants to meet their obligations under the leases associated with our properties;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates when renewing or replacing current leases; and

•	unanticipated capital expenditures.
          We may not be able to maintain our historical or expected level of distributions in the future. Our ability to pay dividends will be impacted by our investing and financing strategies. In particular, we expect to continue to finance certain acquisitions partially through borrowings. As a result, our need to repay and/or refinance such indebtedness may adversely affect our ability to make future distributions. We must distribute to our shareholders at least 90% of our taxable income in order to meet the requirements for being treated as a REIT under the Internal Revenue Code. Our Board of Trustees may increase this percentage as they deem appropriate. Since the Internal Revenue Code’s distribution requirements are calculated after inclusion of certain non-cash income items and deduction of certain non-cash charges, we expect normal distributions of our funds from operations will exceed any such distribution requirements. However, on occasion, we may have to distribute more than our funds generated from operations in order to maintain our qualification as a REIT. On such occasions, we may have to borrow the excess funds required from third parties.
Equity Compensation Plans
          We do not presently have any equity compensation plans.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.
          Between January 1, 2008 and January 28, 2011, we conducted a continuous offering to residents of North Dakota of up to 2,000,000 of our common shares at $14.00 per share, or at $12.88 per share for insiders (which include our trustees, and officers; the governors, officers and employees of our Advisor; and their affiliates). Between January 1, 2008 and December 31, 2008, we sold 413,535.509 common shares; between January 1, 2009 and December 31, 2009, we sold 419,468.157 common shares; between January 1, 2010 and December 31, 2010, we sold 679,655.846 common shares; and between January 1, 2011 and January 28, 2011, we sold 109,928.351 common shares under this offering. For this offering, we relied on the intrastate exemption under Section 3(a)(11) of the 1933 Act and Rule 147.
          Between January 1, 2008 and February 3, 2011, we periodically resold shares that we had previously repurchased from our shareholders after a nine month holding period. During the month of January 2008, the purchase prices were $11.00 per share or $10.23 per share for insiders. From February 2008 through January 28, 2011, the purchase prices were $14.00 per share or $12.88 per share for insiders. In January 2008, we sold 877.633 common shares; between February 1, 2008 and December 31, 2008, we sold 97,345.404 common shares; between January 1, 2009 and December 31, 2009, we sold 31,833.577 common shares; between January 1, 2010 and December 31, 2010, we sold 132,141.129 common shares; and between January 1, 2011 and February 3, 2011, we sold 35,400.896 common shares under this offering. For these sales, we relied on exemptions under Section 4(2) of the 1933 Act.

          Between January 1, 2008 and January 28, 2011, we issued shares in connection with distribution reinvestments by our shareholders and the limited partners in our operating partnership. The purchase prices were $10.45 per share during January 2008 and $13.30 per share between February 1, 2008 through January 28, 2011. Between January 1, 2008 and December 31, 2008, we issued 144,552.908 common shares; between January 1, 2009 and December 31, 2009, we issued 170,817.611 common shares; between January 1, 2010 and December 31, 2010, we issued 186,829.770 common shares; and between January 1, 2011 and January 28, 2011, we issued 54,723.639 common shares pursuant to distribution reinvestments. For these sales, we relied on exemptions under Section 4(2) of the 1933 Act.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
          The following is a summary of the material terms of our common shares of beneficial interest. This summary is not a complete legal description of the common shares is based on and is qualified in its entirety by reference to our Amended Declaration of Trust and our Amended Bylaws. The Amended Declaration of Trust and Amended Bylaws have been approved by our Board of Trustees and are subject to shareholder approval. We have filed copies of our Amended Declaration of Trust and our Amended Bylaws with the Securities and Exchange Commission as exhibits to this Form 10.
Shares of Beneficial Interest of INREIT Real Estate Investment Trust
          General
          We are authorized, under our Amended Declaration of Trust, to issue up to 100,000,000 common shares of beneficial interest and 50,000,000 preferred shares of beneficial interest. Our Board of Trustees is authorized, under our Amended Declaration of Trust, to provide for the issuance of shares of beneficial interest upon terms and conditions and pursuant to agreements as the Board of Trustees may determine. Our Board may establish by resolution more than one class or series of common or preferred shares of beneficial interest and to fix the relative rights and preferences of these different classes or series. The rights and preferences of any class or series of shares of beneficial interest will be stated in articles supplementary to our Amended Declaration of Trust establishing the terms of that class or series adopted by our Board of Trustees and will become part of our Amended Declaration of Trust.
          Unless otherwise required by applicable law or regulation, other classes or series of shares may be issued by the Board of Trustees without further authorization by holders of the common shares and on such terms and for such consideration as may be determined by our Board of Trustees. Other classes or series of shares may have varying voting rights, redemption and conversion features, distribution (including liquidating distribution) rights and preferences, and other rights, including rights of approval of specified transactions. Any subsequently-issued class or series of shares could be given rights that are superior to rights of holders of common shares and a class or series having preferential distribution rights could limit common share distributions and reduce the amount holders of common shares would otherwise receive on dissolution.
          As of January 25, 2011, we had 3,707,781.922 common shares of beneficial interests outstanding, held by a total of 765 shareholders, and no outstanding preferred shares. On or about October 15, 2010, we learned that IRA accounts, where the Custodian holds the power to vote such shares pursuant to the custodian agreement, could not be considered a single shareholder. In addition, there are no outstanding options, warrants or other rights to purchase our common or preferred shares, other than the Exchange Right, whereby holders of limited partnership units may, after a three year holding period, elect to exchange their limited partnership units for common shares of the Trust on a one-for-one basis.
          Ownership and Transfer Restrictions
          Our Amended Declaration of Trust contains provisions that are intended to help preserve our status as a REIT for federal income tax purposes. Specifically, our Amended Declaration of Trust provides that any transaction that would result in our disqualification as a REIT, including any transaction that would result in (i) a person owning shares of beneficial interest in excess of 9.9% of our outstanding shares of beneficial interest, (ii) less than 100 people owning our shares of beneficial interest, or (iii) us being deemed closely held, will be void ab initio.

          If such transaction is not void ab initio, then the shares of beneficial interest that are in excess of the ownership limit, that would cause us to be closely held or that otherwise would result in our disqualification as a REIT, would automatically be transferred to a charitable trust for the benefit of a charitable beneficiary named by our Board of Trustees, whereby the shareholder will not receive dividends or other distributions or have any rights, including voting rights, to those excess shares except for proceeds received upon the sale of such excess shares. The charitable trust is required to sell the excess shares transferred to the charitable trust. Upon the sale by the charitable trust, the shareholder would receive per share the lesser of (a) the price paid by such shareholder for the shares (or if the shares were acquired through a gift or devise where no value was exchanged, the market price of the shares) or (b) the price received by the charitable trust from the sale of the excess shares. We also would have the right to purchase the shares transferred to a charitable trust at a per share price equal to the lesser of (i) the price paid by such shareholder for the shares (or if the shares were acquired through a gift or devise where no value was exchanged, the market price of the shares) or (ii) the market price of the shares. The price paid to the shareholder may be reduced by the amount of dividends and distributions the shareholder received that should have been paid to the charitable trust.
          The Board of Trustees may in its discretion permit a person to own more than 9.9% of our shares upon meeting certain requirements, and may decrease the ownership limit for all others. If this occurs, the decreased ownership level will not be effective for any person whose ownership percentage of our shares is in excess of the decreased ownership level until such person’s ownership percentage falls below the decreased ownership level.
          Common Shares
          General. Our Amended Declaration of Trust authorizes the issuance of 100,000,000 common shares. As of January 25, 2011, there were 3,707,781.922 common shares outstanding and 10,387,074.981 common shares potentially issuable upon the exchange of previously issued limited partnership units pursuant to the Exchange Right. There were no warrants, options or other contractual arrangements (other than the limited partnership units) requiring the issuance of our common shares or any other shares of beneficial interest.
          All of our outstanding common shares are duly authorized, fully paid and nonassessable, and common shares when issued upon exchange of the limited partnership units pursuant to the Exchange Right will be duly authorized, fully paid and nonassessable shares.
          Voting Rights. Subject to the provisions of our Amended Declaration of Trust and the terms of any preferred shares, our common shares have non-cumulative voting rights at the rate of one vote per common share on all matters submitted to the shareholders, including the election of members of our Board of Trustees without the concurrence of the board.
          Our Amended Declaration of Trust generally provides that whenever any action is to be taken by the holders of our shares, such action will be authorized by the holders of a majority of our outstanding shares present in person or by proxy at a meeting at which a quorum is present, except as otherwise required by law, our Amended Declaration of Trust or our Amended Bylaws. However, shareholders may take the following actions by a vote of the holders of a majority of our outstanding shares without concurrence by our Board of Trustees:
•	elect or remove any trustee or the whole Board of Trustees;

•	dissolve or liquidate us; and

•	amend the Amended Declaration of Trust.
          In addition, the following actions may not be taken by the Board of Trustees without the approval of holders of a majority of our outstanding shares:
•	amend the Amended Declaration of Trust, except for amendments which do not adversely affect the rights, privileges and preferences of the shareholders;

•	sell all or substantially all of our assets other than in the ordinary course of business or in connection with liquidation or dissolution;

•	cause a merger or reorganization of us except as permitted by law; or

•	dissolve or liquidate us.
          Dividend, Distribution, Liquidation and Other Rights. Subject to the Amended Declaration of Trust regarding the restriction on the transfer of our shares, holders of our common shares are entitled to receive dividends on their common shares if, as and when authorized and declared by our Board of Trustees and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities. Our common shares have equal dividend, distribution, liquidation and other rights. Our common shares have no preference, conversion, exchange, sinking fund or redemption rights.
          Share Repurchase Plan
          Our Board of Trustees has approved a share repurchase plan that may enable our shareholders to sell their shares to us in limited circumstances. However, our Board of Trustees could choose to amend its provisions without the approval of our shareholders. Under this plan, our shareholders would be permitted to sell their shares back to us, up to a maximum amount of $5,000,000 worth of shares, after they have held them for at least one year and subject to other conditions and limitations described in the plan. The repurchase price for such shares repurchased under the plan will be $12.60 per share. We may repurchase shares under the plan if we have sufficient funds to do so.
          Repurchases may be made quarterly, on a pro rata basis. Shareholders must request redemption pursuant to a written request, which must be received by us no later than on the last day of the second month of a quarter in order to have the shares repurchased for that quarter. Repurchase requests that will be honored for a quarter will be made on or about the first business day following the end of such quarter. Before shares are redeemed pursuant to a shareholder’s request, the shareholder may withdraw her redemption request.
          The foregoing provisions regarding the share repurchase plan in no way limits our ability to repurchase shares from shareholders by any other legally available means for any reason that the Advisor, in its discretion, deems to be in our best interest.
Limited Partnership Units of INREIT Properties, LLLP
          The following is a summary of the material terms of the limited partnership units of our operating partnership, including a summary of certain provisions of the Agreement of Limited Liability Limited Partnership of INREIT Properties, LLLP (“LLLP Agreement”). This summary is not a complete legal description of the limited partnership units and is qualified in its entirety by reference to the applicable provisions of North Dakota law and the LP Agreement.
          General
          We conduct all of our day-to-day real estate activities through our operating partnership, INREIT Properties, LLLP. The operation of the operating partnership is governed by the Agreement of Limited Liability Limited Partnership of INREIT Properties, LLLP, or LLLP Agreement. We act as the general partner of the operating partnership. The holders of the limited partnership units are the limited partners of the operating partnership. As of January 25, 2011, we owned approximately 26.31% of the operating partnership.
          No limited partnership units have been registered pursuant to the federal or state securities laws and they are not listed on any exchange or quoted on any national market system. As of January 25, 2011, there are approximately 10,387,074.981 limited partnership units of our operating partnership outstanding held by a total of approximately 435 limited partners.
          Issuance of Limited Partnership Units
          We are structured as an Umbrella Partnership Real Estate Investment Trust, or UPREIT, which enables us to acquire property by issuing limited partnership units to a seller as a form of consideration. We, as the general partner, are authorized, in our sole and absolute discretion and without the approval of any limited partner, to issue additional limited partnership units to ourselves, to any limited partner or to any other person for such consideration and on such terms and condition as established by us. The issuance of limited partnership units to us is subject to certain conditions. Any additional limited partnership units issued may be in one or more classes or series, with such designations, preferences and other special rights, powers and duties senior to the outstanding limited partnership units.
          Purpose, Business and Management of Operating Partnership
          The purpose of our operating partnership is to conduct any business that may be lawfully conducted by a limited liability limited partnership organized pursuant to the North Dakota Limited Liability Limited Partnership Act, provided that such business is limited to and conducted in such a manner as to permit us at all times to qualify as a REIT. Subject to the foregoing, the operating partnership may enter into any partnership, joint venture or other similar arrangement.
          We, as the sole general partner, have full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, and the limited partners have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, the operating partnership except as otherwise required by applicable law.
          Operation and Payment of Expenses
          The LLLP Agreement requires that the operating partnership be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT for federal tax purposes, to avoid any federal income or excise tax liability imposed by the Internal Revenue Code and to ensure that the operating partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code.
          In addition to the administrative and operating costs and expenses incurred by the operating partnership, our operating partnership pays all of the administrative costs and expenses incurred by us. All of our expenses are considered expenses of the operating partnership. Our expenses generally include: (i) all expenses relating to the operation and continuity of our existence; (ii) all expenses relating to this Form 10 and the registration of common shares of beneficial interest by us; (iii) all expenses associated with the preparation and filing of our periodic reports under federal, state or local laws or regulations; (iv) all expenses incurred by us associated with compliance with laws, rules and regulations promulgated by any regulatory body; and (v) all our other operating or administrative costs incurred in the ordinary course of its business on behalf of the operating partnership.
          Ability to Engage in Other Business; Conflict of Interest
          We may have business interests and engage in business activities outside of our operating partnership, including interests and activities in direct or indirect competition with our operating partnership. The operating partnership may not purchase, sell or lease any property, borrow or loan any money, or invest in any joint ventures with any member of our Board of Trustees, or with any governor, employee or affiliate of the Advisor, except in connection with a transaction approved by a majority of the independent trustees who are not in any way involved in the transaction as being a fair, competitive and commercially reasonable transaction that is no less favorable to the operating partnership than a similar transaction between unaffiliated parties under the same circumstances.

          Distributions and Liquidation
          The LLLP Agreement provides that the operating partnership shall distribute cash from operations on a quarterly basis, in amounts determined by us as the general partner, in our sole discretion, to the partners based upon the number of operating partnership units held.
          Upon liquidation of the operating partnership, and after payment of, or adequate provision for, debts and obligations, any remaining assets will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If we have a negative balance in our capital account following liquidation, we will be obligated to contribute cash equal to the negative balance in our capital account.
          Allocations
          Income, gain and loss of the operating partnership for each fiscal year is allocated among the general partner and the limited partners in accordance with their respective percentage interests in the operating partnership.
          Borrowing by the Operation Partnership
          The LLLP Agreement provides that if the operating partnership requires additional funds at any time or from time to time in excess of funds available to it from borrowing or capital contributions, we may cause the operating partnership to obtain such funds from outside borrowings or we may elect to borrow such funds and subsequently lend such funds to the operating partnership on the same terms and conditions as are applicable to our borrowing of such funds.
          Liability of General Partner and the Limited Partners
          We, as the general partner of the operating partnership, will not be liable for monetary damages to the operating partnership or any limited partners for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if we acted in good faith. The limited partners will only be liable to the operating partnership to make payments of their capital contributions, if any. No limited partner will be liable for any debts, liabilities, contracts or obligations of the operating partnership.
          Indemnification of General Partner.
          The operating partnership will indemnify us and our trustees, officers and employees, and such other persons as we may designate from time to time in our sole discretion, against liabilities relating to the operations of the operating partnership, unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the indemnitee actually received an improper personal benefit in money, property or service; or (iii) in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.
          Transferability of Limited Partnership Units
          As the general partner, we may not voluntarily withdraw as the general partner of the operating partnership or transfer or assign our general partnership interests in the operating partnership. We have agreed to own at all times at least 10% of the operating partnership.
          With certain limited exceptions, the limited partners may not transfer their limited partnership units, in whole or in part, without our written consent as general partner, which consent may be withheld in our sole discretion. We may not consent to any transfer that would cause our operating partnership to be treated as a corporation for federal income tax purposes.
          We, as general partner, may not engage in any merger, consolidation or other combination with or into another person or sale of all or substantially all of our assets unless:
(1)	the transaction includes a merger of the operating partnership or sale of substantially all of the assets of the operating partnership, whereby the limited partners will receive for each limited partnership unit an amount of cash, securities or other property equal to the product of the number of common shares into which each limited partnership unit is then exchangeable and the greatest amount of cash, securities or other property paid in the transaction to the holder of one common share in consideration of one such common share. If, in connection with the transaction, a purchase, tender or exchange offer is made to and accepted by the holders of more than fifty percent (50%) of the common shares, each holder of limited partnership units will receive, or will have the right to elect to receive, the greatest amount of cash, shares of beneficial interest or other property that such holder would have received had she exercised her right to redeem limited partnership units and received common shares in exchange for her limited partnership units immediately prior to the expiration of such purchase, tender or exchange offer and had accepted such purchase, tender or exchange offer; and
(2)	no more than 75% of the equity securities of the acquiring person in such transaction is owned, after consummation of such transaction, by us or persons who are affiliates of us.
          Despite the foregoing, we may merge, or otherwise combine our assets, with another entity if, immediately after such merger or other combination: (1) substantially all of the assets of the surviving entity, other than our ownership of limited partnership units, are contributed to the operating partnership as a capital contribution in exchange for limited partnership units of the operating partnership with a fair market value, as reasonable determined by the surviving entity, equal to the agreed value of the assets so contributed; and (2) the surviving entity agrees to assume all obligations of the general partner.
          Fiduciary Duties
          When carrying out our duties, we are not under an obligation to consider the separate interests of the limited partners in deciding whether to cause the operating partnership to take or decline to take any action.
          Tax Matters
          We are the tax matters partner of the operating partnership and, as such, have authority to handle tax audits and to make tax elections under the Internal Revenue Code on behalf of the operating partnership and the limited partners.
          Amendment of the LLLP Agreement
          We may, without the consent of the limited partners, amend the LLLP Agreement, except that any amendment that would (i) adversely affect the right to redeem or exchange limited partnership units, (ii) adversely affect the limited partners’ rights to receive cash distributions, (iii) alter the limited partnership’s allocations of profit and loss in the operating partnership, (iv) impose an obligation on limited partners to make additional capital contributions to the operating partnership, requires the consent of the limited partners holding more than fifty percent (50%) of the outstanding limited partnership units held by such limited partners. Our consent is required for any amendment to the LLLP Agreement.
          Term
          The term of the operating partnership will be perpetual, until dissolved upon: (i) the bankruptcy, dissolution, removal or withdrawal of the general partner under certain situations.; (ii) the passage of 90 days after the sale or other disposition of all or substantially all of its assets; (iii) the redemption or exchange of all of the limited partnership units; or (iv) the election by the general partner.
          Redemption of Limited Partnership Units and Exchange Rights
          General
          Pursuant to the LLLP Agreement, the limited partners have rights that enable them to cause the operating partnership to redeem their limited partnership units for cash after a minimum three-year holding period. Upon a redemption request, we have the option to purchase the limited partnership units directly, whereby the operating partnership would no longer be obligated to satisfy such request. We may elect to purchase the units with either cash or our common shares of beneficial interest, in our discretion, at an exchange rate of one unit for one share. However, cash will be paid in the event that the issuance of common shares would: (i) result in any person owning, directly or indirectly, common shares in excess of the ownership limitation of 9.9% of the outstanding shares; (ii) result in shares being owned by fewer than 100 persons; (iii) result in us being “closely held” within the meaning of Section 856(h) of the Code; (iv) cause us to own, actually or constructively, 10% or more of the ownership interest in a tenant of our or the operating partnership’s real estate, within the meaning of Section 856(d)(2)(D) of the Internal Revenue Code; or (v) cause the acquisition of common shares by such redeeming holder of limited partnership units to be “integrated” with any other distribution of common shares for purposes of complying with the Securities Act of 1933.
          The limited partners may exercise the redemption right at any time after the third anniversary of the date of their acquisition of limited partnership units, provided that the limited partner is not subject to any other restrictions relating to the redemption of limited partnership units. Redemption rights are exercised pursuant to a notice of redemption delivered by the holder of limited partnership units to the operating partnership. No limited partner will be permitted more than two redemptions during any calendar year, and no redemption may be made for less than 1,000 limited partnership units or, if such limited partner owns less than 1,000 limited partnership units, all of the limited partnership units held by such limited partner.
          The number of common shares issuable upon redemption of limited partnership units will be adjusted upon the occurrence of share splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interest of the limited partners or our shareholders.
          Tax Treatment
          The transfer of limited partnership units by a holder that exercises the holder’s redemption rights, whether to us or the operating partnership, will be fully taxable to such holder. Such holder should consult with the holder’s own tax advisor for the specific tax consequences resulting from the transaction, including the possible application of the “disguised sale” Treasury Regulations if the operating partnership acquires the limited partnership units.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
          Our Amended Declaration of Trust provides that a trustee, officer or an affiliate will not have any liability to us and our shareholders so long as: (1) the person in good faith determined that her actions or inactions were in the best interest of the trust; (2) person was acting on our behalf or performing services for us; and (3) such liability or loss was not the result of either negligence or misconduct by non-independent trustees, our Advisor or any of their affiliates or gross negligence or misconduct by independent trustees.
          Under our Amended Declaration of Trust, we are required to indemnify members of our Board of Trustees and affiliates to the fullest extent permitted by North Dakota law, as amended from time to time, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a member of our Board of Trustees or an affiliate or is or was serving at our request as a director, trustee, officer, partner, manager, member, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise or employee benefit plan, from all claims and liabilities to which such person may become subject by reason of service in such capacity if the person acted in good faith and the liability or loss was not the result of negligence or misconduct by the person. Further, we will pay or reimburse reasonable expenses (including without limitation attorneys’ fees), as such expenses are incurred, of each member of our Board of Trustees in connection with any such proceedings.
          Our Amended Declaration of Trust further provides that we will indemnify each of our officers and employees, and will have the power to indemnify each of our agents, to the fullest extent permitted by North Dakota law, as amended from time to time, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was our officer, employee or agent or is or was serving at our request as a director, trustee, officer, partner, manager, member, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise or employee benefit plan, from all claims and liabilities to which such person may become subject by reason of service in such capacity and will pay or reimburse reasonable expenses, as such expenses are incurred, of each officer, employee or agent in connection with any such proceedings.
          We will not indemnify the person unless (1) the person in good faith determined that her actions or inactions were in the best interest of the trust; (2) person was acting on our behalf or performing services for us; (3) such liability or loss was not the result of either negligence or misconduct by non-independent trustees, our Advisor or any of their affiliates or gross negligence or misconduct by independent trustees; and (4) indemnification is recoverable only out of net assets and not from the shareholders.
          Further, we will not indemnify for any loss, liability or expense arising from or out of an alleged violation of the federal or state securities laws unless found not guilty, such claims have been dismissed with prejudice on the merits or a court approves a settlement of the claims and determines that indemnification should be made.
The SEC and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

CONSOLIDATED FINANCIAL STATEMENTS	Page

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2010 and 2009

Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008

Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
INREIT REAL ESTATE INVESTMENT TRUST
AND SUBSIDIARIES

INREIT REAL ESTATE INVESTMENT TRUST AND SUBSIDIARIES

Harris W.Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
INREIT Real Estate Investment Trust
Minot, North Dakota
We have audited the accompanying consolidated balance sheets of INREIT Real Estate Investment Trust as of December 31, 2010 and 2009, and the related statements of operations, shareholders’ equity and comprehensive income and cash flows for the years ended December 31, 2010, 2009 and 2008. INREIT Real Estate Investment Trust’s management is responsible for these statements. Our responsibility is to express an opinion on these financial Statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INREIT Real Estate Investment Trust, as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fargo, North Dakota
April 22, 2011

1
4334 18th Avenue S., Suite 101 • Fargo, ND 58103-7414 Phone: (701) 237-6022 • (888) 237-6022 • Fax: (701) 280-1495 • www.widmerroelcpa.com

INREIT REAL ESTATE INVESTMENT TRUST AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

PROPERTY AND EQUIPMENT, less accumulated depreciation	$312,567,343	$301,223,457

CASH AND CASH EQUIVALENTS	10,010,564	8,702,274

RESTRICTED DEPOSITS AND FUNDED RESERVES	5,814,623	4,351,520

DUE FROM RELATED PARTY	306,951	879,002

RECEIVABLES	2,241,896	1,620,903

PREPAID EXPENSES	474,602	441,608

NOTES RECEIVABLE	1,917,573	1,966,396

FINANCING COSTS, less accumulated amortization of $559,017 in 2010 and $352,427 in 2009	1,713,903	1,332,162

ASSETS HELD FOR SALE	1,115,618	—

RENT INCENTIVE, less accumulated amortization of $116,667 in 2010 and $16,667 in 2009	1,383,333	1,483,333

INTANGIBLE ASSETS, less accumulated amortization of $953,481 in 2010 and $351,724 in 2009	6,290,576	4,063,891

OTHER ASSETS	145,201	84,976

	$343,982,183	$326,149,522

See Notes to Consolidated Financial Statements

	2010	2009
LIABILITIES

MORTGAGE NOTES PAYABLE	$192,171,523	$190,964,710

SPECIAL ASSESSMENTS PAYABLE	1,582,610	1,565,683

DIVIDENDS PAYABLE	2,606,033	2,373,207

DUE TO RELATED PARTY	544,988	60,435

TENANT SECURITY DEPOSITS PAYABLE	1,213,102	1,094,283

INVESTMENT CERTIFICATES	2,455,534	468,078

UNFAVORABLE LEASES, net	583,350	457,505

ACCOUNTS PAYABLE — TRADE	152,833	12,772

ACCOUNTS PAYABLE — CONSTRUCTION	—	332,116

LIABILITIES RELATED TO ASSETS HELD FOR SALE	48,062

FAIR VALUE OF INTEREST RATE SWAP	194,499	168,332

DEFERRED INSURANCE PROCEEDS	6,816	148,880

ACCRUED EXPENSES	2,759,658	2,654,133

Total liabilities	204,319,008	200,300,134

COMMITMENTS — Note 20

SHAREHOLDERS’ EQUITY

NONCONTROLLING INTEREST IN OPERATING PARTNERSHIP	105,012,439	100,046,173

BENEFICIAL INTEREST	34,845,235	25,971,547

ACCUMULATED COMPREHENSIVE LOSS	(194,499)	(168,332)

	139,663,175	125,849,388

	$343,982,183	$326,149,522

INREIT REAL ESTATE INVESTMENT TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,2010, 2009, AND 2008

	2010	2009	2008
INCOME FROM RENTAL OPERATIONS	$43,437,785	$39,417,597	$26,440,252

EXPENSES
Expenses from rental operations
Interest	11,628,388	10,353,901	7,255,723
Depreciation and amortization	9,013,681	7,717,817	5,021,384
Real estate taxes	4,822,036	4,399,957	3,102,639
Property management fees	3,344,295	3,235,665	1,879,146
Utilities	2,961,726	2,831,072	1,895,546
Repairs and maintenance	4,147,014	3,970,801	2,661,428
Insurance	668,317	670,863	368,705
Salary and wages	—	36,173	34,486
Food costs for residents	—	22,759	26,156
Administrative	88,768	70,115	63,207

	36,674,225	33,309,123	22,308,420

Administration of REIT
Administrative expenses	49,294	50,529	57,192
Advisory fees	683,840	649,824	610,686
Acquisition expenses	430,402	543,874	—
Director fees	41,600	38,300	37,650
Rent	1,200	300	1,800
Legal and accounting	333,458	162,561	142,422
Loss on impairment of property	363,000	311,807	—

	1,902,794	1,757,195	849,750

Total expenses	38,577,019	35,066,318	23,158,170

INCOME FROM OPERATIONS	4,860,766	4,351,279	3,282,082

OTHER INCOME
Interest income	250,058	609,202	416,065
Gain on disposal of property and equipment	—	319,237	—
Insurance proceeds	38,900	199,546	—
Gain on bargain purchase — Note 21	608,500	871,735	—

	897,458	1,999,720	416,065

INCOME FROM CONTINUING OPERATIONS	5,758,224	6,350,999	3,698,147

DISCONTINUED OPERATIONS
Income from discontinued operations, including gain on sale on disposal of $1,992,816 in 2010 and $344,646 in 2008, and depreciation expense of $187,630 in 2010	1,854,351	—	344,646

NET INCOME	7,612,575	6,350,999	4,042,793

NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	5,740,308	4,992,712	2,991,080

NET INCOME ATTRIBUTABLE TO INREIT REAL ESTATE INVESTMENT TRUST	$1,872,267	$1,358,287	$1,051,713

NET INCOME PER COMMON SHARE
Basic and diluted	$0.59	$0.51	$0.45

INREIT REAL ESTATE INVESTMENT TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31,2010, 2009, AND 2008

		Common	Accumulated	Total		Accumulated
	Common	Shares	Earnings	Beneficial	Noncontrolling	Comprehensive
	Shares	Amount	(Deficit)	Interest	Interest	Loss	Total
BALANCE,
DECEMBER 31, 2007	2,146,916	$22,373,666	$(4,138,304)	$18,235,362	$50,053,278	$—	$68,288,640
Issuance of common shares	315,799	4,163,459		4,163,459			4,163,459
Contribution of assets in exchange for the issuance of noncontrolling interest shares					54,925,817		54,925,817
Repurchase of shares	(80,969)	(1,002,228)		(1,002,228)			(1,002,228)
Dividends			(1,278,596)	(1,278,596)	(3,424,199)		(4,702,795)
Dividends declared			(462,593)	(462,593)	(1,548,231)		(2,010,824)
Dividends reinvested	87,787	1,183,543		1,183,543			1,183,543
UPREIT units converted to REIT common shares	47,978	580,499	(301,865)	580,499	(580,499)		—
Syndication costs				(301,865)	(2,883,811)		(3,185,676)
Decrease in fair value of interest rate swap						(285,850)	(285,850)
Net income			1,051,713	1,051,713	2,991,080		4,042,793

BALANCE,
DECEMBER 31, 2008	2,517,511	$27,298,939	$(5,129,645)	$22,169,294	$99,533,435	$(285,850)	$121,416,879
Issuance of common shares	275,220	3,906,520		3,906,520			3,906,520
Contribution of assets in exchange for the issuance of noncontrolling interest shares					5,522,930		5,522,930
Repurchase of shares	(243,891)	(2,928,404)		(2,928,404)			(2,928,404)
Dividends			(1,477,139)	(1,477,139)	(5,425,130)		(6,902,269)
Dividends declared			(532,496)	(532,496)	(1,840,711)		(2,373,207)
Dividends reinvested	97,733	1,300,741		1,300,741			1,300,741
UPREIT units converted to REIT common shares	212,466	2,461,120		2,461,120	(2,461,120)		—
Syndication costs			(286,376)	(286,376)	(275,943)		(562,319)
Increase in fair value of interest rate swap						117,518	117,518
Net income			1,358,287	1,358,287	4,992,712		6,350,999

BALANCE,
DECEMBER 31, 2009	2,859,039	$32,038,916	$(6,067,369)	$25,971,547	$100,046,173	$(168,332)	$125,849,388

(continued on next page)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY – page 2

		Common	Accumulated	Total		Accumulated
	Common	Shares	Earnings	Beneficial	Noncontrolling	Comprehensive
	Shares	Amount	(Deficit)	Interest	Interest	Loss	Total
BALANCE, DECEMBER 31, 2009	2,859,039	$32,038,916	$(6,067,369)	$25,971,547	$100,046,173	$(168,332)	$125,849,388

Issuance of common shares	777,996	10,685,427		10,685,427			10,685,427
REIT common shares converted to UPREIT units	(50,395)	(705,525)		(705,525)	705,525		—
Contribution of assets in exchange for the issuance of noncontrolling interest shares					7,830,176		7,830,176
Repurchase of shares	(195,166)	(2,519,778)		(2,519,778)			(2,519,778)
Dividends			(1,817,152)	(1,817,152)	(5,753,384)		(7,570,536)
Dividends declared			(693,549)	(693,549)	(1,912,483)		(2,606,032)
Dividends reinvested	109,320	1,453,955		1,453,955			1,453,955
UPREIT units converted to REIT common shares	102,059	1,331,489		1,331,489	(1,331,489)		—
Syndication costs			(733,446)	(733,446)	(312,387)		(1,045,833)
Decrease in fair value of interest rate swap						(26,167)	(26,167)
Net income			1,872,267	1,872,267	5,740,308		7,612,575

BALANCE, DECEMBER 31, 2010	3,602,853	$42,284,484	$(7,439,249)	$34,845,235	$105,012,439	$(194,499)	$139,663,175

See Notes to Consolidated Financial Statements

INREIT REAL ESTATE INVESTMENT TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

	2010	2009	2008
OPERATING ACTIVITIES
Net income	$7,612,575	$6,350,999	$4,042,793
Adjustments to reconcile net income to net cash from operating activities
Gain on sale of property and equipment	(1,992,816)	(319,237)	(344,646)
Gain due to insurance proceeds	(38,900)	—	—
Bargain purchase on business combinations	(608,500)	(871,735)	—
Loss on impairment of property	363,000	311,807	—
Depreciation	8,335,599	7,189,549	4,918,909
Amortization	907,711	506,099	102,475
Effects on operating cash flows due to changes in
Tenant security deposits	(155,092)	(243,621)	(851,490)
Due from related party	572,051	(434,643)	240,353
Receivables	(620,993)	(310,381)	(1,064,374)
Prepaid expenses	(32,994)	(48,420)	(278,941)
Rent incentive	—	(1,500,000)	—
Other assets	(60,225)	194,468	(52,444)
Due to related party for accrued management fees	5,699	(10,963)	(36,291)
Tenant security deposits payable	142,328	220,060	540,324
Accounts payable	140,061	(29,185)	29,551
Accrued expenses	130,078	268,831	1,407,048

NET CASH FROM OPERATING ACTIVITIES	14,699,582	11,273,628	8,653,267

INVESTING ACTIVITIES
Purchase of property and equipment	(18,999,425)	(30,190,983)	(27,601,867)
Purchase of intangible assets	(2,642,286)	(4,463,148)	—
Due to related party for acquisition fees	172,537	(528,300)	528,300
Cash received during purchase of property	—	—	3,615,812
Proceeds from sale of property and equipment	4,620,940	2,417,935	4,604,530
Insurance proceeds received	414,463	—	—
Proceeds from lease buyout	410,000	—	—
Real estate tax and insurance escrows	20,036	(580,979)	978,331
Purchase of securities	—	—	(400,000)
Notes receivable issued	—	(1,590,114)	(430,028)
Notes receivable payments received	48,823	47,803	5,943
Proceeds from sale of securities	—	1,267,222	912,528
Deferred insurance proceeds	(142,064)	(142,272)	291,152
Net deposits to replacement reserve	308,329	(524,821)	(115,795)
Net deposits to exchange escrow	(1,659,885)	(653,043)	—

NET CASH USED FOR INVESTING ACTIVITIES	(17,448,532)	(34,940,700)	(17,611,094)

(continued on next page)

CONSOLIDATED STATEMENTS OF CASH FLOWS – page 2

	2010	2009	2008
FINANCING ACTIVITIES
Payments for financing costs	(667,025)	(184,491)	(222,455)
Proceeds from investment certificates issued	2,241,955	333,240	190,798
Payments on investment certificates	(254,499)	(243,199)	(43,188)
Principal payments on special assessments payable	(205,535)	(216,108)	(177,826)
Proceeds from issuance of mortgage notes payable	21,718,060	34,115,955	22,568,698
Principal payments on mortgage notes payable	(17,379,946)	(3,760,345)	(2,482,731)
Net change in notes payable	—	—	(200,309)
Payments on construction payable	(332,116)	(1,561,050)	—
Proceeds from issuance of shares	10,685,427	3,906,520	4,163,459
Repurchase of shares	(2,519,778)	(2,928,404)	(1,002,228)
Distributions paid	(8,489,787)	(7,612,352)	(4,650,649)
Payment of syndication costs	(739,516)	(1,566,164)	(2,625,920)

NET CASH FLOWS FROM FINANCING ACTIVITIES	4,057,240	20,283,602	15,517,649

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,308,290	(3,383,470)	6,559,822
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,702,274	12,085,744	5,525,922

CASH AND CASH EQUIVALENTS AT END OF YEAR	$10,010,564	$8,702,274	$12,085,744

SCHEDULE OF CASH FLOW INFORMATION
Cash paid during the year for interest, net of capitalized interest of $423,207 and $2,662 in 2009 and 2008, respectively	$11,998,754	$10,121,642	$6,980,373

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Distributions reinvested	$1,453,955	$1,300,741	$1,183,543

Distributions declared and not paid	$693,549	$532,496	$462,593

UPREIT distributions declared and not paid	$1,912,483	$1,840,711	$1,548,231

UPREIT units converted to REIT common shares	$625,964	$2,461,120	$580,499

Acquisition of assets in exchange for the issuance of noncontrolling interest shares in UPREIT	$7,830,176	$5,522,930	$54,925,817

Mortgage assumed on sale of property	$5,607,368	$—	$—

Acquisition of assets through assumption of debt and property purchased with financing	$2,477,849	$19,078,678	$44,630,407

Acquisition of assets included in payables	$—	$332,116	$1,561,050

Increase in land improvements due to increase in special assessments payable	$240,531	$246,691	$863,345

Unrealized (gain) loss on interest rate swap	$26,167	$(117,518)	$285,850

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — ORGANIZATION
The INREIT Real Estate Investment Trust (“INREIT”) is a registered, but unincorporated business trust organized in North Dakota in November 2002. INREIT has elected to be taxed as a Real Estate Investment Trust (“REIT”) under Sections 856-860 of the Internal Revenue Code, which requires that 75 percent of the assets of a REIT must consist of real estate assets and that 75 percent of its gross income must be derived from real estate. The net income of the REIT is allocated in accordance with the stock ownership in the same fashion as a regular corporation.
INREIT previously established an operating partnership (INREIT Properties, LLLP) and transferred all of its assets and liabilities to the operating partnership in exchange for general partnership units. The general partner has management responsibility for all activities of the operating partnership. As of December 31, 2010 and 2009, INREIT had an ownership percentage of approximately 21 percent. INREIT Properties, LLLP is the 100% owner of Grand Forks Inreit, LLC, Minot Vista Properties, LLC, Autumn Ridge Inreit, LLC, Bismarck Interstate INREIT, LLC, 32nd Avenue Inreit, LLC, INREIT BL Mankato, LLC, INREIT BL Janesville, LLC, INREIT BL Eau Claire, LLC, INREIT BL Stevens Point, LLC, INREIT BL Sheboygan, LLC, INREIT BL Oshkosh, LLC, INREIT BL Onalaska, LLC, INREIT BL Grand Forks, LLC, INREIT BL Marquette, LLC, INREIT BL Bismarck, LLC, INREIT Stonybrook, LLC, INREIT Alexandria, LLC, INREIT Batesville, LLC, INREIT Fayetteville, LLC, INREIT Laurel, LLC, and a 50% owner of Marketplace Investors, LLC.
NOTE 2 — PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of INREIT; INREIT Properties, LLLP; Grand Forks Inreit, LLC; Minot Vista Properties, LLC; Autumn Ridge Inreit, LLC; Bismarck Interstate INREIT, LLC; 32nd Avenue Inreit, LLC; INREIT BL Mankato, LLC; INREIT BL Janesville, LLC; INREIT BL Eau Claire, LLC; INREIT BL Stevens Point, LLC; INREIT BL Sheboygan, LLC; INREIT BL Oshkosh, LLC; INREIT BL Onalaska, LLC; INREIT BL Grand Forks, LLC; INREIT BL Marquette, LLC; INREIT BL Bismarck, LLC; INREIT Stonybrook, LLC; INREIT Alexandria, LLC; INREIT Batesville, LLC; INREIT Fayetteville, LLC; and Marketplace Investors, LLC. All significant intercompany transactions and balances have been eliminated in consolidation.
Principal Business Activity
INREIT has a sole general partner interest in INREIT Properties, LLLP, which owns and operates the following property:
Residential Property
•	2,219 and 204 units, respectively in Fargo and West Fargo, North Dakota.

•	533 units in Grand Forks, North Dakota.

•	470 units in Bismarck, North Dakota.

•	316 units in Omaha, Nebraska.

•	14 units in Hawley, Minnesota.

•	16 unit assisted living facility in Williston, North Dakota.

•	193 unit assisted living facility in Bismarck, North Dakota.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Commercial Property
•	15,010 square foot office building in Minot, North Dakota.

•	38,300 square foot retail complex in Norfolk, Nebraska.

•	15,000 square foot office and retail complex in Fargo, North Dakota.

•	28,500 square foot office and retail complex in Fargo, North Dakota.

•	30,200 square foot retail facility in Waite Park, Minnesota.

•	17,000 square foot office building in Fargo, North Dakota.

•	124,306 square foot office complex in Fargo, North Dakota.

•	10,810 square foot office building in St. Cloud, Minnesota.

•	95,961 square foot office building in Duluth, MN.

•	11,973 square foot office building in Fargo, North Dakota.

•	21,492 square foot office building and 1,625 square foot storage area in Grand Forks, North Dakota.

•	102,448 square foot office building in Edina, Minnesota.

•	5,043 square foot restaurant in Bloomington, Minnesota.

•	5,568 square foot restaurant in Coon Rapids, Minnesota.

•	4,936 square foot restaurant in Savage, Minnesota.

•	7,296 square foot restaurant in Austin, Texas.

•	15,400 square foot commercial building in Mandan, North Dakota.
INREIT Properties, LLLP is the 100% owner of Grand Forks INREIT, LLC, which owns a 1/3 interest as a tenant in common of Grand Forks Marketplace Retail Center. INREIT Properties, LLLP is also the 50% owner of Marketplace Investors, LLC, which owns a 1/3 interest as a tenant in common of Grand Forks Marketplace Retail Center. Grand Forks Marketplace Retail Center has approximately 183,000 square feet of commercial space in Grand Forks, North Dakota.
INREIT Properties, LLLP is the owner of INREIT 32nd, LLC, which owns and leases a commercial building with approximately 31,000 square feet of rental space in Fargo, North Dakota.
INREIT Properties, LLLP is the owner of Autumn Ridge INREIT, LLC which owns and leases two 36 unit residential apartment buildings in Grand Forks, North Dakota.
INREIT Properties, LLLP owns a 34.67% interest as a tenant in common of a 136 unit apartment complex located in Bismarck, North Dakota.
INREIT Properties, LLLP owns a 2/3 interest as a tenant in common of a commercial building with approximately 75,000 square feet of rental space in Fargo, North Dakota.
INREIT Properties, LLLP is the owner of Bismarck Interstate INREIT, LLC, which owns and leases two commercial buildings with approximately 75,000 square feet of rental space in Bismarck, North Dakota.
INREIT Properties, LLLP is the owner of INREIT Somerset, LLC, which owns and leases a 75 unit residential apartment complex in Fargo, North Dakota.
INREIT Properties, LLLP is the owner of INREIT Stonybrook, LLC, which owns and leases a 142 unit residential apartment complex in Omaha, Nebraska.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INREIT Properties, LLLP is the owner of INREIT Alexandria, LLC, INREIT Batesville, LLC, INREIT Fayetteville, LLC, and INREIT Laurel, LLC which own a total of three separate commercial properties totaling 58,750 square feet. These properties are located in Alexandria, Louisiana, Batesville, Arkansas, Fayetteville, Arkansas, and Laurel, Mississippi.
INREIT Properties, LLLP is the owner of INREIT BL Mankato, LLC, INREIT BL Janesville, LLC, INREIT BL Eau Claire, LLC, INREIT BL Stevens Point, LLC, INREIT BL Sheboygan, LLC, INREIT BL Oshkosh, LLC, INREIT BL Onalaska, LLC, INREIT BL Grand Forks, LLC, INREIT BL Marquette, LLC, and INREIT BL Bismarck, LLC, which own a total of ten separate commercial properties totaling 124,686 square feet. These properties are located in Mankato, Minnesota; Janesville, Wisconsin; Eau Claire, Wisconsin; Stevens Point, Wisconsin; Sheboygan, Wisconsin; Oshkosh, Wisconsin; Onalaska, Wisconsin; Grand Forks, North Dakota; Marquette, Michigan; and Bismarck, North Dakota.
INREIT Properties, LLLP is the 81.25% owner of Eagle Run Partnership, which owns and leases a 144 unit residential apartment complex in West Fargo, North Dakota. The non controlling interest of 18.75% in this partnership is included in the “noncontrolling interest in operating partnership” on the balance sheet and the income attributable to the non-controlling interest in the “net income attributable to the noncontrolling interest” line of the statement of operations.
Tenant in Common Interest
We own two properties through a tenant in common interest with unaffiliated third parties. For such properties, the approval of the other party is not required to finance, develop, sell, or operate the property. We proportionally consolidate our ownership interest in the property, which reflects our proportional share of assets, liabilities, revenue, and expenses of those properties in our consolidated financial statements.
Concentration of Credit Risk
INREIT’s cash balances are maintained in various bank deposit accounts. The bank deposit accounts may exceed federally insured limits at various times throughout the year.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Property and Equipment
Property and equipment is stated at cost. All costs associated with the development and construction of real estate investments, including interest, are capitalized as costs of the property until a certificate of occupancy is received for the developed property. Capitalized interest costs are computed using the Company’s effective rate during the development period.
Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for routine maintenance and repairs, which do not add to the value or extend useful lives, are charged to expense as incurred.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Depreciation is provided for over the estimated useful lives of the individual assets using the straight-line method over the following estimated useful lives:

Buildings and improvements	40 years
Furniture and fixtures	9 years
Depreciation expense for the years ended December 31, 2010, 2009, and 2008, totaled $8,335,599, $7,189,549, and $4,918,909, respectively.
Annually, INREIT evaluates its real estate investments for significant changes in the operations to assess whether any impairment indications are present, including recurring operating losses and significant adverse changes in legal factors or business climate that affect the recovery of the recorded value. If any real estate investment is considered impaired, a loss is provided to reduce the carrying value of the property to its estimated fair value.
Cash and Cash Equivalents
Highly liquid investments with a maturity of three months or less when purchased are classified as cash equivalents.
Receivables
Receivables consist primarily of amounts due for rent and real estate taxes. The receivables are non-interest bearing. The carrying amount of receivables is reduced by an amount that reflects management’s best estimates of the amounts that will not be collected. As of December 31, 2010 and 2009, management determined that no allowance was necessary for uncollectible receivables.
Securities
INREIT’s securities are all classified and accounted for as held to maturity. Securities classified as held to maturity are those securities that INREIT has the ability and intent to hold to maturity. Securities held to maturity are recorded at amortized cost.
Purchase premiums and discounts are recognized in interest income using the effective interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Other assets
Lease intangibles represent the allocation of a portion of the purchase price of a property acquisition representing the estimated value of in-place leases and above-market lease terms. Intangible assets are comprised of finite-lived and indefinite-lived assets. Indefinite-lived assets are not amortized. Finite-lived intangibles are amortized over their expected useful lives.
Other intangible assets that are not deemed to have an indefinite useful life are amortized over their estimated useful lives. The carrying amount of intangible assets that are not deemed to have an indefinite useful life is regularly reviewed for indicators of impairments in value. Impairment is recognized only if the carrying amount of the intangible asset is considered to be unrecoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the estimated fair value of the asset. Based on the review, no impairment was deemed necessary at December 31, 2010 or 2009.
Rental Incentives
Rental incentives consist of up-front cash payments to lessees to sign the lease. Rental incentives are amortized against rental income over the term of the lease.
Noncontrolling Interest
Interests in the operating partnership held by limited partners are represented by operating partnership units. The operating partnerships’ income is allocated to holders of units based upon the ratio of their holdings to the total units outstanding during the period. Capital contributions, distributions, syndication costs, and profits and losses are allocated to noncontrolling interests in accordance with the terms of the operating partnership agreement.
Financing Costs
Financing costs incurred in connection with financing have been capitalized and are being amortized over the life of the financing using the straight-line method, which approximates the effective interest method.
Syndication Costs
Syndication costs consist of costs paid to attorneys, accountants, and selling agents related to the raising of capital. These fees are paid based on management’s discretion. Syndication costs are recorded as a reduction to equity and noncontrolling interest.
Federal Income Taxes
INREIT has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code. A REIT calculates taxable income similar to other domestic corporations, with the major difference being that a REIT is entitled to a deduction for dividends paid. A REIT is generally required to distribute each year at least 90 percent of its taxable income. If it chooses to retain the remaining 10 percent of taxable income, it may do so, but it will be subject to a corporate tax on such income. REIT shareholders are taxed on REIT distributions of ordinary income in the same manner as they are taxed on other corporate distributions.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2010, 2009, and 2008 our distributions have been determined to be treated as the following for income taxes:

Tax status of distributions	2010	2009	2008
Ordinary income	68.59%	72.05%	63.29%
Return of capital	31.41%	27.95%	36.71%

	100.00%	100.00%	100.00%

INREIT intends to continue to qualify as a real estate investment trust as defined by the Internal Revenue Code and, as such, will not be taxed on the portion of the income that is distributed to the shareholders. In addition, INREIT intends to distribute all of its taxable income, therefore, no provision or liability for income taxes have been recorded in the financial statements.
INREIT Properties, LLLP is organized as a limited liability partnership. Income or loss is allocated to the partners in accordance with the provisions of the Internal Revenue Code 704(b) and 704(c). UPREIT status allows non-recognition of gain by an owner of appreciated real estate if that owner contributes the real estate to a partnership in exchange for partnership interest. The conversion of partnership interest to shares of beneficial interest in the REIT will be a taxable event to the limited partner.
INREIT has adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10, on January 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of December 31, 2010 and 2009, the unrecognized tax benefit accrual was zero. The Company is no longer subject to Federal tax examinations by tax authorities for years before 2007 and state examinations for years before 2007.
Recent Accounting Pronouncements
In December 2007, the FASB issued Accounting Standards Codification Topic ASC 810-10. ASC 810-10 changes the accounting and reporting for minority interests. Minority interests will be re-characterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. Effective January 1, 2009, INREIT adopted ASC 810-10.
In December 2007, the FASB issued an update to its guidance on accounting for business combinations. The amended guidance significantly changes the accounting for and reporting of business combination transactions in consolidated financial statements. The amended guidance requires an acquiring entity to recognize acquired assets and liabilities assumed in a transaction at fair value as of the acquisition date, changes the disclosure requirements for business combination transactions and changes the accounting treatment for certain items, including contingent consideration agreements which are required to be recorded at acquisition date fair value and acquisition costs which are required to be expensed as incurred. The Company adopted this guidance on January 1, 2009. The Company believes that such adoption could materially impact its future financial results to the extent that it acquires significant amounts of real estate, as related acquisition costs will be expensed as incurred compared to the Company’s former practice of capitalizing such costs and amortizing them over the estimated useful life of the assets acquired.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This update clarifies and improves financial reporting by entities involved with variable interest entities. This update is effective as of the beginning of the annual period beginning after November 15, 2009. The adoption of this standard is not anticipated to have a material effect on our financial position or results of operations.
In December 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-29 (ASU 2010-29), Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations. This Accounting Standards Update requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The amendments in this Update affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2010-29 to have a material effect on its financial position, results of operations or cash flows.
Revenue Recognition
Housing units are rented under short-term lease agreements. Commercial space is rented under long-term lease agreements.
INREIT derives over 95% of its revenues from tenant rents and other tenant-related activities. Tenant rents include base rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities), and straight-line rents. INREIT records base rents on a straight-line basis, which means that the monthly base rent income according to the terms of INREIT’s leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. The straight-line rent adjustment increased revenue by $509,699, $389,036, and $489,060 in 2010, 2009, and 2008. The straight-line receivable balance included in receivables on the consolidated balance sheet as of December 31, 2010 and 2009 was $1,410,063 and $900,364, respectively. INREIT receives payments for these reimbursements from substantially all its multi-tenant commercial tenants throughout the year based on estimates. Differences between estimated recoveries and the final billed amounts, which are immaterial, are recognized in the subsequent year.
Advertising and Marketing
Costs incurred for advertising and marketing are expensed as incurred. Advertising and marketing expense for the years ended December 31, 2010, 2009, and 2008 was $58,713, $31,800, and $12,840, respectively.
Segment Information
The Company assesses and measures operating results on an individual property basis for each of its investment properties based on property net operating income. Management internally evaluates the operating performance of the properties as a whole and does not differentiate properties by geography, size or type. In accordance with existing guidance, each of the Company’s investment properties is considered a separate operating segment. However, under the aggregation criteria of this guidance, the Company’s properties are considered one reportable segment.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Capitalized Interest
Interest of $423,207 and $2,662 has been capitalized to property and equipment for the years ended December 31, 2009 and 2008, respectively. No interest was capitalized for the year ended December 31, 2010.
Earnings per Common Share
Basic earnings per common share (“Basic EPS”) is computed by dividing net income available to common shareholders (the “numerator”) by the weighted average number of common shares outstanding (the “denominator”) during the period. The Company had no dilutive potential common shares as of December 31, 2010 or 2009, and therefore, basic earnings per common share was equal to diluted earnings per common share for both periods.
For the year ended December 31, 2010 and 2009, the Company’s weighted average number of shares outstanding for the year and denominator of the basic and diluted earnings per common share were 3,190,716 and 2,659,825 shares respectively.
Reclassifications
Certain amounts have been reclassified in the December 31, 2009 and 2008 financial statements to facilitate consistent presentation with amounts as of December 31, 2010. The reclassifications had no impact on the statement of operations.
NOTE 3 — PROPERTY AND EQUIPMENT
Property and equipment as of December 31, 2010 and 2009 is as follows:

	2010	2009
Land and land improvements	$42,021,838	$36,320,188
Building and improvements	281,669,671	267,492,134
Furniture and fixtures	12,989,679	11,833,702
Construction in progress (Note 18)	—	1,638,850

	336,681,188	317,284,874
Less accumulated depreciation	(23,021,736)	(16,061,417)

	$313,659,452	$301,223,457

Less: property and equipment included in assets held for sale	(1,092,109)	—

	$312,567,343	$301,223,457

During 2010, INREIT recorded an impairment loss of $363,000 on one property due to the net book value of the property and equipment exceeding its fair market value. The impairment of the property and equipment was as a result of incurring recurring losses, vacancies, and negative cash flows. INREIT estimated the undiscounted cash flows from the property and compared them to the carrying value resulting in the impairment loss.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
During 2009, INREIT recorded an impairment loss of $311,807 on one property due to the net book value of the property and equipment exceeding its fair market value. The impairment of the property and equipment was as a result of incurring recurring losses, vacancies, and negative cash flows. INREIT used the appraised value from an independent appraisal, in measuring the impairment loss.
During 2010, INREIT received insurance proceeds in the amount of $414,463 for damages caused by a storm on twenty properties. INREIT reduced the book value of the property and equipment by $375,563 and recorded income in the amount of $38,900.
During 2009, INREIT received insurance proceeds in the amount of $749,098 for damages caused by a storm on two properties. INREIT reduced the book value of the property and equipment by $549,552 and recorded income in the amount of $199,546.
NOTE 4 — RESTRICTED DEPOSITS AND FUNDED RESERVES

	2010	2009
Tenant security deposits	$1,250,555	$1,118,972
Real estate tax and insurance escrows	1,555,391	1,575,427
Replacement reserves	695,749	1,004,078
Exchange escrow	2,312,928	653,043

	$5,814,623	$4,351,520

Tenant Security Deposits
Pursuant to management policy, INREIT has set aside funds to repay tenant security deposits upon tenant move-out.
Real Estate Tax and Insurance Escrows
Pursuant to the terms of certain mortgages and management policy, INREIT established and maintains real estate tax escrows and insurance escrows to pay real estate taxes and insurance. INREIT is to contribute to the account monthly an amount equal to 1/12 of the estimated real estate taxes and insurance premiums.
Replacement Reserves
Pursuant to the terms of certain mortgages and management policy, INREIT established and maintains several replacement reserve accounts. INREIT makes monthly deposits into the replacement reserve accounts to be used for repairs and replacements on the property. Certain replacement reserve accounts require authorization from the mortgage company for withdrawals.
Exchange Escrow
INREIT established an exchange escrow account in order to facilitate a Section 1031 exchange upon the sale of qualifying properties. The cash proceeds from the property sales are held in escrow until qualifying properties are purchased at which time, the cash necessary to purchase the replacement property is transferred to the seller. The balance in the exchange escrow will be used in 2011 to purchase qualifying like-kind properties.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5 — NOTES RECEIVABLE
Notes receivable at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Tenant improvement notes	$327,459	$376,282
Minot land sale	1,590,114	1,590,114

	$1,917,573	$1,966,396

The tenant improvement notes are for repairs which were financed by INREIT and made on commercial buildings which the tenants are responsible for paying.
The note receivable for the Minot land sale is a 7% note due in monthly installments of principal and interest amortized over a twenty-five year period and accruing interest at the rate of 7% payable on a quarterly basis. Installments of principal and interest are due once the premise achieves stabilization which is defined as having a certificate of occupancy issued and having a vacancy rate not in excess of 5%.
NOTE 6 — SECURITIES
Debt securities have been classified in the balance sheet according to management’s intent. INREIT did not have any debt securities at December 31, 2010 and 2009. Proceeds from the sales of securities during the year ended December 31, 2009 were approximately $1,267,000 resulting in no gross realized or unrealized gains or losses.
NOTE 7 — HEDGING ACTIVITIES
As part of INREIT’s interest rate risk management strategy, INREIT uses a derivative instrument to minimize significant unanticipated earnings fluctuations that may arise from rising variable interest rate costs associated with existing borrowings. To meet these objectives the Company entered into an interest rate swap in the amount of $1,293,900 to provide a fixed rate of 7.25%, which matures on April 15, 2020. The swap was issued at approximate market terms and thus no fair value adjustment was recorded at its inception. The carrying amount of the swap has been adjusted to its fair value at the end of the year, which because of changes in forecasted levels of LIBOR resulted in reporting a liability for the fair value of the future net payments forecasted under the swap. This interest rate swap is accounted for as an effective hedge in accordance with ASC 815-20 whereby it is recorded at fair value and changes in fair value are recorded to comprehensive income. As of December 31, 2010 and 2009, INREIT has recorded a liability and other comprehensive loss of $194,499 and $168,332, respectively.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 8 — LEASE INTANGIBLES
The following table summarizes the net value of other intangible assets and the accumulated amortization for each class of intangible asset:

	December 31, 2010
	Lease	Accumulated	Lease
	Intangibles	Amortization	Intangibles, net
In-place leases	$6,116,650	$(902,685)	$5,213,965
Above-market leases	1,127,407	(50,796)	1,076,611
Below-market leases	(682,497)	99,147	(583,350)

	$6,561,560	$(854,334)	$5,707,226

	December 31, 2009
	Lease	Accumulated	Lease
	Intangibles	Amortization	Intangibles, net
In-place leases	$4,359,580	$(350,588)	$4,008,992
Above-market leases	56,035	(1,136)	54,899
Below-market leases	(496,341)	38,836	(457,505)

	$3,919,274	$(312,888)	$3,606,386

The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Years ending December 31,	Amount
2011	$571,049
2012	571,049
2013	571,049
2014	571,049
2015	571,049
Thereafter	2,851,981

$5,707,226

The weighted average amortization period for the intangible assets, in-place leases, above-market leases, and below-market leases acquired as of December 31, 2010 was 11.5 years.
NOTE 9 — SHORT TERM NOTES PAYABLE
The Company has a $5, 000,000 variable rate (1-month LIBOR plus 1.85%) line of credit agreement with Wells Fargo Bank, which expires in March 2012. At December 31, 2010, there was no outstanding balance on the line of credit and $5,000,000 remained available for borrowings. The note is secured by a property.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 10 — MORTGAGE NOTES PAYABLE
Mortgage notes payable consist of:

	2010	2009
5.26% mortgage note payable, due in monthly installments of $38,283, including interest until July 2013, secured by a mortgage on property, security agreement, and an assignment of rents (Note 17)	$6,111,450	$6,241,156

6.55% mortgage note payable, due in monthly installments of $3,869, including interest until February 2014, secured by a mortgage on property and equipment	—	301,932

8.3% mortgage note payable, due in monthly installments of $19,058, unpaid principal and interest due November 2010, secured by a mortgage on property and equipment	—	2,305,858

7.15% mortgage note payable, due in monthly installments of $5,439, including interest, unpaid principal and interest due March 2011, secured by a mortgage on property and a security interest in cash or investment accounts with the lender	722,603	737,947

7.25% mortgage note payable, due in varying monthly installments of approximately $9,500, including interest, unpaid principal and interest due April 2020, secured by a mortgage on property and a security interest in cash or investment accounts held with the lender (Note 8)	1,165,072	1,191,772

6.35% mortgage note payable, due in monthly installments of $7,586, including interest, unpaid principal and interest due June 2010, secured by a mortgage on property and a security interest in cash or investment accounts with the lender	—	928,387

Variable rate mortgage note payable, interest fixed at 6.25% through June 2010, thereafter adjusted every 5 years, due in monthly installments of $15,356 until July 2025, secured by a mortgage on property and an assignment of rents	1,763,803	1,836,178

5.74% mortgage note payable, due in monthly installments of $18,945, including interest, until January 2016, secured by a mortgage on property, security agreement, and an assignment of rents	3,033,277	3,082,535

6.66% mortgage note payable, due in monthly installments of $41,114, including interest, until December 2021, secured by a mortgage on property	—	5,708,690
(continued on next page)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2010	2009
5.92% mortgage note payable, due in monthly installments of $22,291, including interest, until November 2019, secured by a mortgage on property and guaranty of owners (Note 17)	1,183,348	1,201,857

5.46% mortgage note payable, due in monthly installments of $5,842, including interest, until August 2019, secured by a mortgage on property (Note 17)	948,892	966,647

7.00% mortgage note payable, due in monthly installments of $35,628, including interest, until May 2022, secured by a mortgage on property (Note 17)	5,121,897	5,186,346

5.93% mortgage note payable, due in monthly installments of $45,224, including interest, until August 2017, secured by a mortgage on property and assignment of rents and leases	7,286,288	7,387,593

6.65% mortgage note payable, due in monthly installments of $9,798, including interest, until May 2014, remainder due at that time, secured by a mortgage on property	1,330,240	1,357,124

5.33% mortgage note payable, due in monthly installments of $68,688, including interest, until September 2020, secured by a mortgage on property	6,256,916	6,733,795

5.96% mortgage note payable, due in monthly installments of $20,297, including interest, until July 2021, secured by a mortgage on property, security agreement, and an assignment of rents	3,193,791	3,245,330

6.67% mortgage note payable, due in monthly installments of $21,872, including interest, until December 2013, secured by a mortgage on property, security agreement, and an assignment of rents	2,746,540	2,823,017

7.18% mortgage note payable, due in monthly installments of $16,258, including interest, until January 2013, secured by a mortgage on property, security agreement, and an assignment of rents	1,917,407	1,972,666

6.30% mortgage note payable, due in monthly installments of $4,224, including interest, until October 2017, remainder due at that time, secured by a mortgage on property and business assets	655,605	664,466

6.30% mortgage note payable, due in monthly installments of $2,032, including interest, until October 2017, remainder due at that time, secured by a mortgage on property and business assets	315,315	319,576
(continued on next page)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2010	2009
6.10% mortgage note payable, due in monthly installments of $13,862, including interest, until December 2017, remainder due at that time, secured by a mortgage on property and business assets	2,199,492	2,230,629

6.10% mortgage note payable, due in monthly installments of $12,680, including interest, until December 2017, remainder due at that time, secured by a mortgage on property and business assets	2,011,994	2,040,477

6.59% mortgage note payable, due in monthly installments of $6,700, including interest, until December 2012, remainder due at that time, secured by a mortgage on property	924,753	942,865

6.23% mortgage note payable, due in monthly installments of $13,642, including interest, until January 2013, remainder due at that time, secured by mortgage on property	1,942,926	1,982,545

6.73% mortgage note payable, due in monthly installments of $17,314, including interest, until December 2013, remainder due at that time, secured by mortgage on property, security agreement, and an assignment of rents	2,164,828	2,224,703

5.03% mortgage note payable, due in monthly installments of $19,122, including interest, until September 2019, remainder due at that time, secured by mortgage on property, security agreement, and an assignment of rents	3,250,378	3,314,589

6.01% mortgage note payable, due in monthly payments of $8,716, including interest, unpaid principal and interest due January 2010, secured by a mortgage on property and an assignment of leases	—	5,784,216

7.06% - 7.65% mortgage notes payable, due in various monthly installments of principals and interest, until March 2016, remainder due at that time, secured by mortgage on property and assignment of rents	13,519,564	14,397,577

5.72% mortgage note payable, due in monthly installments of $17,683, including interest, until January 2013, remainder due at that time, secured by mortgage on property, deed to secure debt or deed of trust	2,657,576	2,715,931

5.50% mortgage note payable, due in monthly installments of $3,735, including interest, until June 2013, remainder due at that time, secured by mortgage on property	577,634	590,300
(continued on next page)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2010	2009
5.98% mortgage note payable, due in monthly installments of $11,965, including interest, until September 2017, remainder due at that time, secured by mortgage on property, deed to secure debt or deed of trust	1,946,227	1,970,994

5.93% mortgage note payable, due in monthly installments of $15,174, including interest, until September 2017, remainder due at that time, secured by mortgage on property, deed to secure debt or deed of trust	2,480,731	2,512,627

6.15% mortgage note payable, due in monthly installments of $6,862, including interest, until July 2016, remainder due at that time, secured by mortgage on property	960,104	982,642

6.15% mortgage note payable, due in monthly installments of $35,057, including interest, until June 2015, remainder due at that time, secured by mortgage on property and an assignment of rents	5,526,684	5,601,233

6.00% mortgage note payable, due in monthly installments of $13,084, including interest, until May 2015, remainder due at that time, secured by mortgage on property and an assignment of rents	2,092,259	2,120,727

6.83% mortgage note payable, due in monthly installments of $2,800, including interest, until June 2018, remainder due at that time, secured by mortgage on property and an assignment of rents	392,490	398,677

6.83% mortgage note payable, due in monthly installments of $12,500, including interest, until June 2018, remainder due at that time, secured by mortgage on property and an assignment of rents	1,707,794	1,738,377

Variable rate mortgage note payable (5.95% at December 31, 2010 and 2009), adjusted every three years, due in monthly installments of $7,700, including interest, until April 2018, remainder due at that time, secured by mortgage on property and an assignment of rents	1,139,135	1,162,062

6.83% mortgage note payable, due in monthly installments of $5,100, including interest, until June 2018, remainder due at that time, secured by mortgage on property and an assignment of rents	706,255	718,100

6.83% mortgage note payable, due in monthly installments of $2,500, including interest, until June 2018, remainder due at that time, secured by mortgage on property and an assignment of rents	345,354	351,218
(continued on next page)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2010	2009
5.60% mortgage note payable, due in monthly installments of $12,658, including interest, until December 2012, remainder due at that time, secured by mortgage on property and an assignment of rents	1,932,446	1,973,363

6.25% mortgage note payable, due in monthly installments of $25,200, including interest, until August 2015, remainder due at that time, secured by mortgage on property and an assignment of rents	3,638,170	3,707,627

5.96% mortgage note payable, due in monthly installments of $6,727, including interest, until October 2015, remainder due at that time, secured by mortgage on property	998,908	1,018,639

5.96% mortgage note payable, due in monthly installments of $11,488, including interest, until October 2015, remainder due at that time, secured by mortgage on property	1,705,818	1,739,517

5.96% mortgage note payable, due in monthly installments of $5,045, including interest, until October 2015, remainder due at that time, secured by mortgage on property	—	763,983

6.96% mortgage note payable, due in monthly installments of $16,897, including interest, until June 2013, remainder due at that time, secured by mortgage on property, deed to secure debt or deed of trust	2,048,400	2,106,383

7.80% mortgage note payable, due in monthly installments of $12,914, including interest, until September 2014, remainder due at that time, secured by mortgage on property, deed to secure debt or deed of trust	1,524,394	1,558,986

Variable rate mortgage note payable (4.00% at December 31, 2010 and 2009), adjusted every three years, due in monthly installments of $31,300, including interest, until December 2013, remainder due at that time, secured by mortgage on property and an assignment of rents	5,610,116	5,754,992

5.50% mortgage note payable, due in monthly installments of $16,024, including interest, until December 2013, remainder due at that time, secured by mortgage on property and an assignment of rents	2,488,100	2,540,063

5.60% mortgage note payable, due in monthly installments of $14,905, including interest, until December 2013, remainder due at that time, secured by mortgage on property and an assignment of rents	2,291,940	2,340,404

6.96% mortgage note payable, due in monthly installments of $24,848, including interest, until June 2013, remainder due at that time, secured by mortgage on property and an assignment of rents	3,012,356	3,097,625
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2010	2009
6.96% mortgage note payable, due in monthly installments of $22,198, including interest, until July 2013, remainder due at that time, secured by mortgage on property and an assignment of rents	2,697,589	2,773,324

5.64% construction note payable, due in monthly installments of $116,225, including interest, until June 2015, remainder due at that time, secured by mortgage on property and an assignment of the executed lease	15,670,622	15,993,433

5.96% mortgage note payable, due in monthly installments of $5,955, including interest, until January 2016, remainder due at that time, secured by mortgage on property and an assignment of rents	887,416	904,823

5.50% mortgage note payable, due in monthly installments of $7,492, including interest, until July 2014, remainder due at that time, secured by mortgage on property and an assignment of rents	1,186,677	1,210,605

5.40% mortgage note payable, due in monthly installments of $34,815, including interest, until April 2015, remainder due at that time, secured by mortgage on property and an assignment of rents	5,884,498	5,977,338

5.75% mortgage note payable, due in monthly installments of $8,551, including interest, until May 2019, remainder due at that time, secured by mortgage on property and an assignment of rents	1,317,330	1,344,250

5.75% mortgage note payable, due in monthly installments of $12,742, including interest, until March 2014, remainder due at that time, secured by mortgage on property and corporate guaranty	1,714,798	1,766,080

5.75% mortgage note payable, due in monthly installments of $7,545, including interest, until May 2019, remainder due at that time, secured by mortgage on property and an assignment of rents	1,162,319	1,186,103

5.68% mortgage note payable, due in monthly installments of $63,989, including interest, until October 2015, remainder due at that time, secured by mortgage on property, security agreement, and assignment or rents and leases	10,128,451	10,307,428

5.69% mortgage note payable, due in monthly installments of $20,960, including interest, until April 2025 remainder due at that time, secured by mortgage on property, security agreement and assignment of rents and leases	2,461,070	2,569,193
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2010	2009
6.85% mortgage note payable, due in monthly installments of $49,216, including interest, until March 2034 remainder due at that time, secured by mortgage on property, security agreement and assignment of rents and leases	6,860,254	6,976,561

6.85% mortgage note payable, due in monthly installments of $38,325, including interest, until August 2033, remainder due at that time, secured by mortgage on property, security agreement and assignment of rents and leases	5,286,382	5,380,629

5.40% mortgage note payable, due in monthly installments of $19,682, including interest, until March 2015, remainder due at that time, secured by mortgage on property, security agreement and assignment of rents and leases	3,435,885	—

6.07% mortgage note payable, due in monthly installments of $21,542, including interest, until October 2024, remainder due at that time, secured by mortgage on property, security agreement and assignment of rents and leases	2,433,614	—

4.25% mortgage note payable, due in monthly installments of $38,325, including interest, until August 2011, remainder due at that time, secured by mortgage on property, security agreement and assignment of rents and leases	6,549,223	—

4.95% mortgage note payable, due in monthly installments of $5,989, including interest, until August 2015, remainder due at that time, secured by mortgage on property, security agreement and assignment of rents and leases	1,015,327	—

5.55% mortgage note payable, due in monthly installments of $4,159, including interest, until December 2017, remainder due at that time, secured by mortgage on property, security agreement and assignment of rents and leases	675,340	—

4.00% mortgage note payable, due in monthly installments of $12,932, including interest, until December 2013, remainder due at that time, secured by mortgage on property, security agreement and assignment of rents and leases	2,450,000	—

5.25% mortgage note payable, due in monthly installments of $7,569, including interest, until January 2016, remainder due at that time, secured by mortgage on property, security agreement and assignment of rents and leases	1,114,500	—

4.25% mortgage note payable, due in monthly installments of $20,900, including interest, until December 2013, remainder due at that time, secured by mortgage on property, security agreement and assignment of rents and leases	3,690,958	—

	$192,171,523	$190,964,710

(continued on next page)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The mortgage notes agreements include covenants that, in part, impose maintenance of certain debt service coverage and debt to worth ratios. As of December 31, 2010, the Company was in compliance with all covenants with exception of one loan on a retail property in Fargo, North Dakota for which it has received a one year waiver from the lender.
Long-term debt maturities are as follows:

Years ending December 31,	Amount
2011	$12,377,017
2012	8,267,471
2013	44,706,036
2014	10,082,801
2015	49,888,283
Thereafter	66,849,915

$192,171,523

NOTE 11 — INVESTMENT CERTIFICATES
INREIT periodically issues investment certificates bearing various interest rates in exchange for cash. The interest rate depends upon the maturity of the investment certificate. During 2010, INREIT issued investment certificates ranging from 5.00 to 5.75 percent totaling $2,241,955. During 2009, INREIT issued investment certificates ranging from 4 to 5.75 percent totaling $333,240. At December 31, 2010 and 2009, INREIT had outstanding investment certificates totaling $2,455,534 and $468,078, respectively.
Maturities of investment certificates are as follows: 2011 — $1,090,538; 2012 — $86,302; 2013 - $968,450; 2014 — $51,194; 2015 — $259,050.
(continued on next page)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12 — FAIR VALUE MEASUREMENT
In September 2006 the FASB issued ASC 820-10 and in February 2007 issued ASC 825-10. Both standards address the aspects of the expanding application of fair value accounting. Effective January 1, 2008, INREIT adopted ASC 820-10 and ASC 825-10. There were no adjustments to accumulated deficit as a result of the adoption of ASC 820-10. ASC 825-10 permits a company to measure certain financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. INREIT has elected not to measure any financial assets or financial liabilities at fair value which were not previously required to be measured at fair value.
ASC 820-10 established a three-level valuation hierarchy for fair value measurement. Management uses these valuation techniques to establish the fair value of the assets and liabilities at the measurement date. These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s assumptions. These two types of inputs create the following fair value hierarchy:
•	Level 1 — Quoted prices for identical instruments in active markets;

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable;

•	Level 3 — Instruments whose significant inputs are unobservable.
Assets and liabilities measured at fair value on a recurring basis in accordance with ASC 820-10:

		Quoted	Significant	Significant
	Total	Prices :	Other Inputs :	Nonobservable
Liability	12/31/10	Level 1	Level 2	Inputs : Level 3
Fair value of interest rate swap	$194,499	$—	$194,499	$—

		Quoted	Significant	Significant
	Total	Prices :	Other Inputs :	Nonobservable
Liability	12/31/09	Level 1	Level 2	Inputs : Level 3
Fair value of interest rate swap	$168,332	$—	$168,332	$—

(continued on next page)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13 — SPECIAL ASSEMENTS PAYABLE
At December 31, 2010 and 2009, special assessments payable totaled $1,582,610 and $1,565,683, respectively. Future principal payments related to special assessments payable over the next five years are as follows:

Years ending December 31,	Amount
2011	$156,923
2012	142,269
2013	134,429
2014	112,818
2015	107,168
Thereafter	929,003

$1,582,610

NOTE 14 — ACCRUED EXPENSES

	2010	2009
Real estate taxes	$1,787,545	$1,743,802
Interest	830,788	816,230
Unearned rent	138,893	91,991
Other	2,432	2,110

	$2,759,658	$2,654,133

NOTE 15 — NON CONTROLLING INTEREST OF UNITHOLDERS IN OPERATING PARTNERSHIPS
As of December 31, 2010 and 2009, noncontrolling shareholders partnership units totaled 10,389,178 and 9,883,009, respectively. During 2010 and 2009 and 2008, INREIT paid distributions of $7,594,095 and $6,973,361, and $4,171,835, respectively, to noncontrolling interest shareholders, which was $.7700, $.7450, and $.735, respectively, per unit. As of December 31, 2010 and 2009, INREIT had declared distributions of $1,912,483 and $1,840,711, respectively, to noncontrolling interest shareholders to be paid the following year.
During 2010 and 2009, noncontrolling shareholders converted 102,059 and 212,466 partnership units to INREIT shares, totaling $1,331,489 and $2,461,120, respectively.
Limited partners in the operating partnership have the right to require the operating partnership to redeem their limited partnership units for cash after a minimum three-year holding period. Upon a redemption request, INREIT has the right to purchase the partnership units either with cash or INREIT shares, in its discretion, on the basis of one partnership unit for one INREIT share. However, payment will be in cash if the issuance of INREIT shares will cause the shareholder to exceed the ownership limitations, among other reasons. No limited partner will be permitted more than two redemptions during any calendar year, and no redemption may be made for less than 1,000 limited partnership units or, if such limited partner owns less than 1,000 limited partnership units, all of the limited partnership units held by such limited partner.
(continued on next page)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 16 — BENEFICIAL INTEREST
The Company is authorized to issue 10,000,000 shares of beneficial interest with $.01 par value and 50,000,000 preferred shares with $.01 par value, which collectively represent the beneficial interest of the Company. As of December 31, 2010 and 2009, there were 3,602,853 and 2,859,039, respectively, shares outstanding.
Distributions paid to holders of beneficial interest were $0.7700, $0.7450, and $.735 per unit for the years ending December 31, 2010, 2009 and 2008, respectively.
NOTE 17 — RELATED PARTY TRANSACTIONS
Due from related party as of December 31, 2010 and 2009 is as follows:

	2010	2009
Goldmark Property Management	$44,601	$127,914
Edgewood Vista Senior Living, Inc.	262,350	751,088

	$306,951	$879,002

Due to related party as of December 31, 2010 and 2009 is as follows:

	2010	2009
DL/JKJD, LLC	$200,835	$—
INREIT Management, LLC	233,095	54,859
HSC Partner, LLC	111,058	5,576

	$544,988	$60,435

Property Management Fee
During 2010, 2009 and 2008, INREIT paid property management fees of 5 percent of rents to INREIT Management, LLC. The management team of INREIT Management, LLC consists of Board of Trustee members Kenneth Regan and James Wieland. For the years ended December 31, 2010, 2009, and 2008, INREIT paid management fees of $13,423, $18,540, and $18,022, respectively, to INREIT Management, LLC.
During 2010, 2009 and 2008, INREIT paid property management fees of 5 percent of rents to Goldmark Property Management. The management team of Goldmark Property Management consists of Board of Trustee members Kenneth Regan and James Wieland. For the years ended December 31, 2010, 2009, and 2008, INREIT incurred management fees of $3,209,325, $3,048,048, and $1,690,001, respectively, to Goldmark Property Management.
Director Fees
INREIT paid director fees of $41,600, $38,300, and $37,650 in 2010, 2009 and 2008, respectively.
(continued on next page)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Advisory Management Fees
During 2010, 2009 and 2008, INREIT incurred $683,839, $649,824, and $610,686 to INREIT Management, LLC for advisory management fees. As of December 31, 2010 and 2009, the Company owed INREIT Management, LLC $60,558 and $54,859, respectively, for unpaid advisory management fees. These fees cover the office facilities, equipment, supplies, and staff required to manage the day-to-day operations of INREIT, and is paid based on .50% of net invested assets during 2010 and 2009 and ..75% of net invested assets during 2008.
Acquisition Fees
Our agreement with our advisor requires that we pay 3% of the acquisition costs or construction value to our advisor upon successful completion of an acquisition or construction of real estate properties and the related obtaining of mortgages to finance the acquisition or construction. With the adoption of ASC 805, Business Combinations, we were required to expense a certain amount of the fees related to the acquisition costs. Accordingly, we were required to determine what portion of the 3% fee related to acquisition or construction and to the obtaining of financing. We have evaluated the services provided and determined that it is appropriate to attribute 50% of the 3% fee to financing costs for the administration of obtaining a loan to fund the acquisition or construction of a property. We believe this is an appropriate allocation of the total fee as our advisor has informed us that approximately equal time is spent on discovering the potential property or construction project as is spent on successfully coordinating financing.
During 2010, 2009 and 2008, INREIT incurred $937,842, $1,355,848 and $3,283,900, respectively, to INREIT Management, LLC for acquisition fees. These fees are for performing due diligence on properties acquired in an I.R.C Section 721 exchange, and are paid on 3% of the purchase price up to a maximum of $300,000 per individual property in 2010 and 2009 and $150,000 per individual property in 2008. As of December 31, 2010, INREIT owed $172,537 to INREIT Management, LLC for acquisition fees. During 2010, INREIT paid $302,718 to INREIT Management, LLC for disposition fees on three properties that we sold during the year. There were no disposition fees paid in 2009.
During 2010, INREIT expensed $397,299 of the amount paid to INREIT Management, LLC as acquisition expenses on the statement of operations. INREIT capitalized $397,299 as a financing coordination fee for arranging and coordinating ongoing financing on ten properties acquired in 2010. It also capitalized $143,244 for the acquisition of a multifamily projected for which construction was completed in August of 2010.
During 2009, INREIT expensed $543,874 of the total amount paid to INREIT Management, LLC as acquisition expenses on the statement of operations. INREIT capitalized $543,874 as a financing coordination fee for arranging and coordinating the ongoing financing of seven properties acquired in 2009. It also capitalized $248,100 for the acquisition of a senior living project for which construction was completed in November of 2009.
During 2008, INREIT capitalized all of the acquisition fees paid to INREIT Management, LLC as allowed for under the accounting standards in effect at that time.
As of December 31, 2010, INREIT owed $172,537 to INREIT Management, LLC for acquisition fees. During 2010, INREIT paid $302,718 to INREIT Management, LLC for disposition fees on three properties that we sold during the year. There were no disposition fees paid in 2009.
Commissions
During 2010, 2009 and 2008, INREIT incurred brokerage fees of $222,783, $114,378, and $455,203, respectively, to Roger Domres, or entities owned by Roger Domres, stockholder of INREIT and a shareholder of INREIT Management, LLC. Brokerage fees are paid based on 4% of UPREIT units and 8% of INREIT units sold. During 2010, 2009 and 2008, INREIT incurred marketing fees of $139,111, $67,648, and $591,090, respectively, to HSC Partner, LLC, an entity owned by Roger Domres. As of December 31, 2010 and 2009, INREIT owed $111,058 and $5,576, respectively, to HSC Partner, LLC for brokerage and marketing fees.
During 2010, 2009 and 2008, INREIT incurred brokerage fees of $534,919, $283,240, and $1,788,081 to Dale Lian, or entities owned by Dale Lian, stockholder of INREIT and a shareholder of INREIT Management, LLC. Brokerage fees are paid based on 4% of UPREIT units and 8% of INREIT units sold. As of December 31, 2010, INREIT owed $200,835 to Dale Lian, or entities owned by Dale Lian. As of December 31, 2009, INREIT did not owe any brokerage fees to Dale Lian, or entities owned by Dale Lian.
During 2010 and 2009, INREIT incurred commission fees of $284,888 and $272,641 to Goldmark Schlossman Commercial Real Estate Services Inc., which consists of Board of Trustee members Kenneth Regan and James Wieland.
During 2010 and 2009, INREIT incurred brokerage commissions of $27,824 and $14,617 to Larry O’Callaghan, a member of the Board of Trustees.
Rental Income
During 2010, 2009 and 2008, INREIT received rental income of $2,763,863, $1,123,946 and $706,893, respectively, under various lease agreements with Edgewood Vista Senior Living, Inc., an entity affiliated with Philip Gisi, a member of the Board of Trustees. As of December 31, 2009, INREIT was owed $419,192 from Edgewood Vista Senior Living, Inc. for rental income. As of December 31, 2010 and 2009, INREIT was owed $262,350 and $284,673, respectively, from Edgewood Vista Senior Living, Inc. for real estate taxes related to the properties.
(continued on next page)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
During 2010 and 2009, INREIT received rental income of $102,500 under a lease agreement for an office building with EMG Investment Group, an entity affiliated with Philip Gisi, a former member of the Board of Trustees.
During 2010, 2009 and 2008, INREIT received rental income of $179,052, $158,489, and $155,885, respectively, under an operating lease agreement with Goldmark Property Management.
During 2010 and 2009, INREIT received rental income of $42,427 and $42,000 respectively, under an operating lease agreement with INREIT Management, LLC.
Rent Incentive
During 2009, INREIT provided a rent incentive of $1,500,000 to a property owned by Edgewood Development Group, an entity affiliated with Philip Gisi. The rent incentive is being amortized against rental income over the term of the lease. During 2010 and 2009 INREIT amortized $100,000 and $16,667 respectively, against income.
CAM Income Receivable
As of December 31, 2009, INREIT was owed $47,222 from Edgewood Vista Senior Living, Inc. for insurance payments made by INREIT.
Restricted Deposits
As of December 31, 2010 and 2009, INREIT owed $53,253 and $47,939, respectively, to Goldmark Property Management for security deposits maintained by INREIT, which were owed to Goldmark Property Management.
Construction Costs / Development Fees
During 2009 and 2008, INREIT incurred construction costs and development fees of $2,194,519 and $1,144,453, respectively, to Edgewood Development Group.
During 2010 and 2009, INREIT incurred construction costs of $3,135,905 and $1,638,850, respectively, to Goldmark Property Management.
(continued on next page)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18 — RENTALS UNDER OPERATING LEASES / RENTAL INCOME
Commercial space is rented under long-term lease agreements. Minimum future rentals on noncancelable operating leases as of December 31 are as follows:

Years ending December 31,	Amount
2011	$13,909,662
2012	13,038,060
2013	12,553,835
2014	12,215,987
2015	11,920,113
Thereafter	69,530,022

$133,167,679

Residential apartment units are rented to individual tenants with lease terms up to one year. Gross revenues from residential rentals totaled $27,210,289, $23,956,098, and $13,578,743 for the years ended December 31, 2010, 2009, and 2008, respectively.
For the years ended December 31, 2010, 2009, and 2008, gross revenues from commercial property rentals, including CAM (common area maintenance) income of $4,012,314, $3,728,311, and $3,368,908, respectively, totaled $16,029,874, $14,238,572, $12,161,908. Commercial properties are leased to tenants under terms expiring at various dates through 2028. Lease terms often include renewal options.
NOTE 19 — PROPERTY MANAGEMENT FEES
INREIT has entered into various management agreements with unrelated management companies. The agreements provide for INREIT to pay management fees based on a percentage of rental income (5%). During 2010, 2009 and 2008, INREIT incurred property management fees of $150,806, $187,617 and $189,145, respectively, to unrelated management companies.
During 2010, 2009 and 2008, INREIT incurred management fees of 5% of rents to INREIT Management, LLC; and Goldmark Property Management, a related party (Note 17).
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 20 — COMMITMENTS AND CONTINGENCIES
Environmental Matters
Federal law (and the laws of some states in which INREIT may acquire properties) imposes liability on a landowner for the presence on the premises of hazardous substances or wastes (as defined by present and future federal and state laws and regulations). This liability is without regard to fault or knowledge of the presence of such substances and may be imposed jointly and severally upon all succeeding landowners. If such hazardous substance is discovered on a property acquired by INREIT, INREIT could incur liability for the removal of the substances and the cleanup of the property. There can be no assurance that INREIT would have effective remedies against prior owners of the property. In addition, INREIT may be liable to tenants and may find it difficult or impossible to sell the property either prior to or following such a cleanup.
Risk of Uninsured Property Losses
INREIT maintains property damage, fire loss, and liability insurance. However, there are certain types of losses (generally of a catastrophic nature), which may be either uninsurable or not economically insurable. Such excluded risks may include war, earthquakes, tornados, certain environmental hazards, and floods. Should such events occur, (i) the INREIT might suffer a loss of capital invested, (ii) tenants may suffer losses and may be unable to pay rent for the spaces, and (iii) the trust may suffer a loss of profits which might be anticipated from one or more properties.
Tenant in Common Ownership
As a tenant in common, INREIT owns their respective share of the assets of the properties as well as being liable for their respective share of the debts. INREIT owned the following properties as a tenant in common.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INREIT Properties, LLLP is the 100% owner of Grand Forks Inreit, LLC, which owns a 1/3 interest as a tenant in common of Grand Forks Marketplace Retail Center. INREIT Properties, LLLP is also the 50% owner of Marketplace Investors, LLC, which owns a 1/3 interest as a tenant in common of Grand Forks Marketplace Retail Center. Grand Forks Marketplace Retail Center has approximately 183,000 square feet of commercial space in Grand Forks, North Dakota. The property is encumbered by a non-recourse first mortgage with Key Bank Real Estate Capital with a balance at December 31, 2010 of $12,222,900. As of December 31, 2010, INREIT owed $6,111,450 for their respective share of the balance.
INREIT Properties, LLLP owns a 2/3 interest as a tenant in common of a commercial building with approximately 75,000 square feet of rental space in Fargo, North Dakota. The property is encumbered by a first mortgage with GE Commercial Finance Business Property Corporation with a balance at December 31, 2010 in the amount of $7,682,846. As of December 31, 2010, INREIT owed $5,121,897 for its respective share of the balance. INREIT along with the other tenant in common is jointly liable for the entire balance.
INREIT Properties, LLLP owns a 1/3 interest as a tenant in common of a 136 unit apartment complex located in Bismarck, North Dakota. The property is encumbered by Phase I and Phase II first mortgages with NorthMarq Capital with a balance at December 31, 2010 in the amount of $2,846,676 and $3,550,044, respectively. As of December 31, 2010, INREIT owed $948,892 and $1,183,348, respectively, for its share of the balances. INREIT along with the other tenant in common is jointly liable for the entire balance.
NOTE 21 — BUSINESS COMBINATIONS AND DISPOSALS
The Company continued to implement its strategy of acquiring properties in desired markets. It is impractical for the Company to obtain historical financial information on acquired properties and accordingly, proforma statements have not been presented.
The Company accounts for its property acquisitions by allocating the purchase price of a property to the property’s assets based on management’s estimates of their fair value. Techniques used to estimate fair value include an appraisal of the property by a certified independent appraiser at the time of acquisition. Significant factors included in the independent appraisal include items such as current rent schedules, occupancy levels, and discount factors. Property valuations are completed primarily using the income capitalization approach, which anticipated benefits are converted to an indication of current value.
The total value allocable to intangible assets acquired, which consists of unamortized lease origination costs, in-place leases and tenant relationships, are allocated based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of the existing business relationships with the tenant, growth prospects for developing new business with the tenant, the remaining term of the lease and the tenant’s credit quality, among other factors.
The value allocable to above or below market component of an acquired in-place lease is determined based upon the present value (using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term, and (ii) management’s estimate of rents that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above or below market leases are included in lease intangibles, net in the accompanying balance sheets and are amortized on a straight-line basis as an increase or reduction of rental income over the remaining non-cancelable term of the respective leases.
The Company estimates the in-place lease value for each lease acquired. This fair value estimate is calculated using factors available in third party appraisals or cash flow estimates of the property prepared by the Company’s internal analysts. These estimates are based upon cash flow projections for the property, existing leases, and the current economic climate.
The Company’s analysis results in three discrete financial items: assets for above market leases, liabilities for below market leases, and assets for the in-place lease value. The calculation of each of these components is performed in tandem to provide a complete intangible asset value.
Key factors considered in the calculation of fair value of both real property and intangible assets include the current market rent values, dark periods, direct costs estimated with obtaining a new tenant, discount rates, escalation factors, standard lease terms, and tenant improvement costs.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2010 Purchases
During 2010, INREIT purchased a 14 unit apartment building in Hawley, Minnesota. The approximate purchase price was $425,000.
During 2010, INREIT purchased a 5,043 square foot restaurant in Bloomington, Minnesota. The approximate purchase price was $2,150,000.
During 2010, INREIT purchased a 5,068 square foot restaurant in Coon Rapids, Minnesota. The approximate purchase price was $2,426,000.
During 2010, INREIT purchased a 4,936 square foot restaurant in Savage, Minnesota. The approximate purchase price was $1,569,000.
During 2010, INREIT purchased a 14,830 square foot retail store in Laurel, Mississippi. The approximate purchase price was $3,901,500.
During 2010, INREIT purchased a 7,296 square foot restaurant in Austin, Texas. The approximate purchase price was $2,547,876.
During 2010, INREIT purchased a 144 unit apartment building in West Fargo, North Dakota. The approximate purchase price was $6,624,000.
During 2010, INREIT purchased an 18 unit apartment building in Fargo, North Dakota. The approximate purchase price was $844,000.
During 2010, INREIT purchased an additional 1.34% interest in a172 unit apartment building in Bismarck, North Dakota. The approximate purchase price was $121,239. INREIT had previously held a 1/3 interest in the property.
During 2010, INREIT purchased a 9,100 square foot commercial property in Mandan, North Dakota. The approximate purchase price was $1,490,000.
During 2010, INREIT purchased a 24 unit apartment building in Fargo, North Dakota, from an entity affiliated with James Wieland, a related party. The approximate purchase price was $820,000.
During 2010, INREIT purchased an 18 unit apartment building in Fargo, North Dakota, from an entity affiliated with Kenneth Regan, a related party. The approximate purchase price was $665,000.
During 2010, INREIT purchased an 18 unit apartment building in Fargo, North Dakota, from an entity affiliated with James Wieland and Kenneth Regan, related parties. The approximate purchase price was $665,000.
During 2010, INREIT purchased a 16 unit apartment building in Fargo, North Dakota, from an entity affiliated with James Wieland, a related party. The approximate purchase price was $620,000.
During 2010, INREIT purchased a 20 unit apartment building in Fargo, North Dakota, from an entity affiliated with Kenneth Regan, an related party. The approximate purchase price was $780,000.
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During 2010, INREIT purchased a 20 unit apartment building in Fargo, North Dakota, from an entity affiliated with Kenneth Regan, a related party. The approximate purchase price was $780,000.
During 2010, INREIT purchased a 24 unit apartment building in Fargo, North Dakota, from an entity affiliated with James Wieland and Kenneth Regan, related parties. The approximate purchase price was $1,300,000.
Total consideration given for acquisitions in 2010 was primarily given in the form of cash, which totaled approximately $17,421,000. Acquisitions with total consideration of approximately $7,830,000 were completed through issuing units in the Company, valued at $14.00 per unit. Units issued in exchanged for property are determined through a value established annually by our Board of Directors, and reflects the fair value at the time of issuance.
For value of the units issued, the Board of Trustees has determined an estimate of the fair value of the units. In determining an estimated value of the units, the board has relied upon their experience with, and knowledge about, the Company’s real estate portfolio and debt obligations. The board relied on valuation methodologies that are commonly used in the real estate industry, including, among others, a discounted cash flow analysis, which projects a range of the estimated future stream of cash flows reasonably likely to be generated by our portfolio of properties, and discounts the projected future cash flows to a present value. The board also took into account the estimated value of the Company’s other assets and liabilities, including a reasonable estimate of the value of the Company’s debt obligations. Based on the results of the methodologies, the board determined the fair value of the units to be $14.00.
As with any valuation methodology, the methodologies utilized by the board in reaching an estimate of the value of the units are based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions would likely have resulted in significantly difference estimates of the value of the units. In addition, the board’s estimate of share value is not based on fair values of the Company’s real estate, as determined by GAAP, as the Company’s book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.
Furthermore, in reaching an estimate of the value of the units, the board did not include a liquidity discount, in order to reflect the fact that the units are not currently traded on a national securities exchange; a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party; or the costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy might be a listing of the units on a national securities exchange, a merger or a sale of the Company’s portfolio.
The following table summarizes fair value of the assets acquired and liabilities assumed during the year ended December 31, 2010.

	Property and	In Place	Favorable	Unfavorable	Mortgages	Consideration
	Equipment	Leases	Lease Terms	Lease Terms	Assumed	Given
Westside Apartments, Hawley, MN	$425,000	$—	$—	$—	$—	$425,000
Applebee’s, Bloomington, MN	1,426,868	322,368	400,764	—	—	2,150,000
Applebee’s, Coon Rapids, MN	1,617,328	326,155	482,517	—	—	2,426,000
Applebee’s, Savage, MN	1,165,240	253,324	150,436	—	—	1,569,000
Buffalo Wild Wings, Austin, TX	2,238,329	376,657	—	(67,110)	—	2,547,876
Walgreens, Laurel, MS	3,623,441	335,865	—	(57,806)	(2,477,849)	1,423,651
Eagle Run, West Fargo, ND	6,624,000	—	—	—	—	6,624,000
Sierra Ridge, Bismarck, ND	121,239	—	—	—	—	121,239
Galleria III, Fargo, ND	844,000	—	—	—	—	844,000
Mandan Commercial, Mandan, ND	1,370,884	142,701	37,655	(61,240)	—	1,490,000
Maplewood Bend I, Fargo, ND	820,000	—	—	—	—	820,000
Maplewood Bend III, Fargo, ND	665,000	—	—	—	—	665,000
Maplewood Bend IV, Fargo, ND	665,000	—	—	—	—	665,000
Maplewood Bend VI, Fargo, ND	620,000	—	—	—	—	620,000
Maplewood Bend VII, Fargo, ND	780,000	—	—	—	—	780,000
Maplewood Bend VIII, Fargo, ND	780,000	—	—	—	—	780,000
Maplewood Bend Royal, Fargo, ND	1,300,000	—	—	—	—	1,300,000

	$25,086,329	$1,757,070	$1,071,372	$(186,156)	$(2,477,849)	$25,250,766

For one acquisition completed during 2010, the fair value of the identifiable assets acquired and liabilities assumed of exceeded the fair value of the purchase price of the business. Consequently, the Company reassessed the recognition and measurement of identifiable assets acquired and liabilities assumed and concluded that the valuation procedures and resulting measures were appropriate. As a result, the Company recognized a gain of $608,500 associated with these acquisitions. The gain is included in the line item “Other income” in the Consolidated Statements of Operations.
See Notes to Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2010 Divestitures
For the twelve months ended December 31, 2010, INREIT also divested of three properties for consideration received of approximately $10,090,595 which resulted in a gain on disposal of these properties of approximately $1,992,816. A summary of the results of operations of the discontinued properties are as follows:

Year Ended
December 31, 2010
Revenue	$846,291
Expenses from rental operations	(721,701)
Administration of REIT	(313,325)
Other Income	784
Gain on disposal of property and equipment	1,992,816

Income from discontinued operations	$1,804,865

Also included in income from discontinued operations was net income of $49,486 related to assets held for sale as of December 31, 2010. Also see Note 23
2009 Purchases
During 2009, INREIT purchased a 102,448 square foot commercial office building in Edina, Minnesota, from an entity affiliated with James Echtenkamp, Ken Regan, Jim Wieland, and Dale Lian, related parties. The approximate purchase price of the building was $13,100,000.
During 2009, INREIT purchased a 24 unit apartment building in Fargo, North Dakota, from an entity affiliated with James Wieland, a related party. The approximate purchase price of the building was $750,000.
During 2009, INREIT purchased a 142 unit apartment building in Omaha, Nebraska. The approximate purchase price of the building was $9,220,000.
During 2009, INREIT purchased a 14,820 square foot retail building in Batesville, Arkansas. The approximate purchase price was $7,350,000.
During 2009, INREIT purchased a 14,550 square foot retail building in Fayetteville, Arkansas. The approximate purchase price was $5,730,000.
During 2009, INREIT purchased an 18 unit apartment building in Fargo, North Dakota. The approximate purchase price of the building was $681,822.
During 2009, INREIT purchased a 48 unit apartment building in Fargo, North Dakota. The approximate purchase price of the building was $1,818,178.
During 2009, INREIT purchased a 14,560 square foot retail building in Alexandria, Louisiana. The approximate purchase price was $3,788,265.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Total consideration given for acquisitions in 2009 was primarily given in the form of cash, which totaled approximately $18,257,000. Acquisitions with total consideration of approximately $5,523,000 were completed through issuing units in the Company, valued at $14.00 per unit. Units issued in exchanged for property are determined through a value established annually by our Board of Directors, and reflects the fair value at the time of issuance.
For value of the units issued, the Board of Trustees has determined an estimate of the fair value of the units. In determining an estimated value of the units, the board has relied upon their experience with, and knowledge about, the Company’s real estate portfolio and debt obligations. The board relied on valuation methodologies that are commonly used in the real estate industry, including, among other, a discounted cash flow analysis, which projects a range of the estimated future stream of cash flows reasonably likely to be generated by our portfolio of properties, and discounts the projected future cash flows to a present value. The board also took into account the estimated value of the Company’s other assets and liabilities, including a reasonable estimate of the value of the Company’s debt obligations. Based on the results of the methodologies, the board determined the fair value of the units to be $14.00.
As with any valuation methodology, the methodologies utilized by the board in reaching an estimate of the value of the units are based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgment or opinions would likely have resulted in significantly difference estimates of the value of the units. In addition, the board’s estimate of share value is not based on fair valued of the Company’s real estate, as determined by GAAP, as the Company’s book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.
Furthermore, in reaching an estimate of the value of the units, the board did not include a liquidity discount, in order to reflect the fact that the units are not currently traded on a national securities exchange; a discount for debt that may include a prepayment obligation or a provision or a provision precluding assumption of the debt by a third party; or the costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy might be a listing of the units on a national securities exchange, a merger or a sale of the Company’s portfolio.
The following table summarizes fair value of the assets acquired and liabilities assumed during the year ended December 31, 2009:

	Property and	In Place	Favorable	Unfavorable	Mortgages	Consideration
	Equipment	Leases	Lease Terms	Lease Terms	Assumed	Given
Stonybrook Apartments (Nebraska)	$9,640,000				$(6,058,632)	$3,581,368
Regis Building (Minnesota)	10,593,559	2,824,326		(317,885)	(10,450,853)	2,649,147
Walgreens (Arkansas)	6,611,253	682,712	56,035			7,350,000
Walgreens (Arkansas)	5,288,449	539,363		(97,812)		5,730,000
Maplewood Bend Apts. (N. Dakota)	1,431,821					1,431,821
Hunter Apartments (N. Dakota)	1,818,178					1,818,178
Walgreens (Louisiana)	3,555,730	313,179		(80,644)	(2,569,193)	1,219,072

	$38,938,990	$4,359,580	$56,035	$(496,341)	$(19,078,678)	$23,779,586

For two acquisitions completed during 2009, the fair value of the identifiable assets acquired and liabilities assumed of exceeded the fair value of the purchase price of the business. Consequently, the Company reassessed the recognition and measurement of identifiable assets acquired and liabilities assumed and concluded that the valuation procedures and resulting measures were appropriate. As a result, the Company recognized a gain of $871,735 associated with these acquisitions. The gain is included in the line item “Other income” in the Consolidated Statements of Operations.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2009 Divestitures
During 2009 there were no property dispositions.
NOTE 22 — OTHER COMPREHENSIVE LOSS
The details related to other comprehensive loss are as follows:

	2010	2009	2008
Net income	$7,612,575	$6,350,999	$3,698,147

Other comprehensive income (loss)
Increase (decrease) in fair value of interest rate swap	(26,167)	117,518	(285,850)

Total other comprehensive income (loss)	(26,167)	117,518	(285,850)

Comprehensive income	7,586,408	6,468,517	3,412,297

Comprehensive income attributable to the noncontrolling interest	5,720,577	5,085,096	2,524,604

Comprehensive income attributable to INREIT Real Estate Investment Trust	$1,865,831	$1,383,421	$887,693

NOTE 23 — SUBSEQUENT EVENTS
Subsequent to year-end, INREIT declared a dividend of $0.20125 per share to shareholders of record as of March 31, 2011, to be payable in April 2011.
In January and March 2011, the Company also acquired the following properties for which purchase price allocation is not yet finalized. The total consideration is indicated below:
•	Applebee’s restaurant in Apple Valley, MN for approximately $2.5 million

•	Sierra Ridge apartments in Bismarck, ND for approximately $6.5 million
In January 2011, the Company entered into an agreement to sell its Golden Estates senior living property in Williston, North Dakota for $1.45 million and accordingly presented the following items as assets held for sale and related liabilities on assets held for sale. Income from this property of $49,486 for the year ended December 31, 2010 has been included in income from discontinued operations. The sale of this property was completed on April 1, 2011.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment, net	$1,092,109
Restricted deposits and funded reserves	23,509

Assets held for sale	$1,115,618

Real estate taxes payable	$24,553
Security deposits payable	23,509

Liabilities on assets held for sale	$48,062

INREIT has evaluated subsequent events through April 22, 2011, the date which the financial statements were issued.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
     We did not include the financial statements audited by our prior auditors, Eide Bailly, LLP, due to independence concerns. Rather, the financial statements audited by Widmer Roel, PC are included in this Form 10.
ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.
     (a) Financial Statements.
     An index to and description of the financial statements filed with this Form 10 appear in Item 13 hereof.
     (b) Exhibits.

Exhibit No.	Description
3.1*	Articles of Organization of INREIT Real Estate Investment Trust filed December 3, 2002.

3.2*	Amended and Restated Bylaws

4.1*	Declaration of Trust of INREIT Real Estate Investment Trust

4.2*	Addendum to Declaration of Trust

4.3*	First Amended and Restated Declaration of Trust

10.1*	First Amended and Restated Advisory Agreement

10.2*	First Amendment and Complete Restatement of Agreement of Limited Liability Limited Partnership of INREIT Properties, LLLP

10.3*	Second Amendment to the Agreement of Limited Liability Limited Partnership of INREIT Properties, LLLP

10.4*	Third Amendment to the Agreement of Limited Liability Limited Partnership of INREIT Properties, LLLP

10.5*	Fourth Amendment to the Agreement of Limited Liability Limited Partnership of INREIT Properties, LLLP

21.1*	List of Subsidiaries

*	Previously filed.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INREIT Real Estate Investment Trust
By:	/s/ Kenneth P. Regan
	Name:	Kenneth P. Regan
	Title:	Chief Executive Officer

Date: July 12, 2011